As filed with the Securities and Exchange Commission on November 10, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vital Farms, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2000	27-0496985
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3601 South Congress Avenue

Suite C100

Austin, Texas 78704

(877) 455-3063

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Russell Diez-Canseco

President and Chief Executive Officer

Vital Farms, Inc.

3601 South Congress Avenue

Suite C100

Austin, Texas 78704

(877) 455-3063

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole Brookshire Darren DeStefano Jaime L. Chase Shauna Bracher Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000	Jason Dale Chief Operating Officer and Chief Financial Officer Vital Farms, Inc. 3601 South Congress Avenue Suite C100 Austin, TX 78704 (877) 455-3063	Marc Jaffe Cathy Birkeland Alexa Berlin Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, par value $0.0001 per share	5,750,000	$34.95	$200,962,500	$21,925.01

(1)	Includes 750,000 additional shares that the Underwriters have the option to purchase.
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average high and low sales price of the Registrant’s common stock as reported by The Nasdaq Stock Market on November 5, 2020.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED NOVEMBER 10, 2020

5,000,000 Shares

Common Stock

This is a public offering of shares of common stock of Vital Farms, Inc. The selling stockholders identified in this prospectus are offering 5,000,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The Nasdaq Stock Market under the symbol “VITL.” On November 9, 2020, the last reported sale price of our common stock on The Nasdaq Stock Market was $35.45 per share. The final public offering price will be determined through negotiation between the selling stockholders and the lead underwriters in the offering and the recent market price used throughout the prospectus may not be indicative of the actual offering price.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

We elected in October 2017 to be treated as a public benefit corporation under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our certificate of incorporation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 750,000 shares of common stock at the public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2020.

Goldman Sachs & Co. LLC	Morgan Stanley	Credit Suisse	Jefferies

Prospectus dated                , 2020.

Prospectus

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the possession and distribution of this prospectus outside of the United States.

“Vital Farms” and our other registered and common law trade names, trademarks and service marks are the property of Vital Farms, Inc. or our subsidiaries. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

We refer to our Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock as our “convertible preferred stock” in this prospectus, each share of which was converted automatically into one share of our common stock immediately prior to the completion of our initial public offering on August 4, 2020.

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GLOSSARY

Unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to the following key business terms have the respective meaning set forth below:

“Branded eggs” are eggs other than private label.

“Breaker plants” is a processor which converts shell eggs into further processed egg products.

“Cage-free” refers to eggs that come from hens that are not housed in cages.

“Clean label” refers to food products containing natural, familiar, simple ingredients that are easy to recognize, understand and pronounce, with no artificial ingredients or synthetic chemicals.

“Crew members” is a term we use to refer to our employees.

“Egg Central Station” refers to our approximately 82,000 square foot shell egg grading and packing facility in Springfield, Missouri, which is centrally located within our network of small family farms.

“Hatchery” refers to a place where poultry eggs are hatched under controlled conditions for commercial purposes.

“Organic” is a term regulated by the U.S. Department of Agriculture, or USDA, and refers to items the contents of which are 95% or more certified organic, meaning free of synthetic additives like pesticides, chemical fertilizers and dyes, and must not be processed using industrial solvents, irradiation or genetic engineering. The remaining 5% may only be foods or processed with additives on an approved list.

“Pasture Belt” is a term we use that refers to the U.S. region, including Arkansas and Georgia, and portions of Alabama, Illinois, Kansas, Kentucky, Mississippi, Missouri, Oklahoma, North Carolina, South Carolina, Tennessee and Texas, where pasture-raised eggs can be produced year-round.

“Pasture raised” refers to products produced from animals that were raised for at least some portion of their lives on pasture or with access to a pasture, not continually confined indoors.

“Pullet” refers to a young hen, especially less than 24 weeks old.

“Refrigerated value-added dairy category” includes cream, half & half, yogurt, cheese (including cream cheese and cheese spreads), sour cream and cottage cheese, but excludes milk and butter.

“Retail SKUs” refers to stock keeping units for discrete products (at universal product code level) that are sold through retail channels.

“Traceable” is the ability to track food through production, processing and distribution, including importation and at retail.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed below, our internal research and knowledge of our market. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Among other items, certain of the market research included in this prospectus was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on the food industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

The sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•	Certified Humane, Humane Farm Animal Care, Animal Care Standards, February 1, 2018 Standards, Egg Laying Hens.

•	Numerator, Panel Data, Vital Farms and Total Egg Category, 52 Weeks Ending September 27, 2020.

•	SPINS, LLC, Refrigerated Eggs & Refrigerated Butter – MULO Channel and Natural Channel, 52 Weeks Ending December 31, 2017, December 30, 2018, December 29, 2019 and September 6, 2020.

•	SPINS, LLC, Refrigerated Eggs & Refrigerated Butter – Natural Channel, 52 Weeks Ending September 6, 2020.

•

SPINS, LLC, Refrigerated Eggs, Refrigerated Butter and Refrigerated Hard Boiled, MULO Channel and Natural Enhanced Channel, 52 Weeks Ending January 3, 2016, January 1, 2017, December 31, 2017, December 30, 2018, December 29, 2019 and September 6, 2020.

•	SPINS, LLC, Refrigerated Eggs, Refrigerated Butter and Refrigerated Hard Boiled, MULO Channel and Natural Enhanced Channel, 52 Weeks Ending September 6, 2020.

•	SPINS, LLC, Refrigerated Eggs, Refrigerated Butter and Refrigerated Hard Boiled – MULO Channel and Natural Channel, 12 Weeks Ending September 6, 2020.

•	SPINS, LLC, Refrigerated Eggs, Refrigerated Butter and Refrigerated Hard Boiled – MULO Channel and Natural Channel, 39 Weeks Ending September 29, 2019 and September 27, 2020.

•	SPINS, LLC, “State of the Natural Industry,” www.spins.com/spins-state-of-the-natural-industry-report, August 26, 2019.

•	USDA AMS, “Utilization of Eggs Produced in the U.S.,” 2019, https://unitedegg.com/facts-stats.

•

Whole Foods Market, Inc., Refrigerated Eggs, Refrigerated Butter and Refrigerated Hard Boiled, 52 Weeks Ending January 3, 2016, January 1, 2017, December 31, 2017, December 30, 2018, December 29, 2019 and September 6, 2020.

•	Whole Foods Market, Inc., Refrigerated Eggs, Refrigerated Butter and Refrigerated Hard Boiled – MULO Channel and Natural Channel, 39 Weeks Ending September 29, 2019 and September 27, 2020.

•	Whole Foods Market, Inc., Refrigerated Eggs, Refrigerated Butter and Refrigerated Hard Boiled – MULO Channel and Natural Channel, 12 Weeks Ending September 6, 2020.

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Vital Farms,” the “company,” “we,” “our,” “us” or similar terms refer to Vital Farms, Inc. and its subsidiaries.

Overview

Vital Farms is an ethical food company that is disrupting the U.S. food system. We have developed a framework that challenges the norms of the incumbent food model and allows us to bring high-quality products from our network of small family farms to a national audience. This framework has enabled us to become the leading U.S. brand of pasture-raised eggs and butter and the second largest U.S. egg brand by retail dollar sales. Our ethics are exemplified by our focus on the humane treatment of farm animals and sustainable farming practices. We believe these standards produce happy hens with varied diets, which produce better eggs. There is a seismic shift in consumer demand for ethically produced, natural, traceable, clean-label, great-tasting and nutritious foods. Supported by a steadfast adherence to the values on which we were founded, we have designed our brand and products to appeal to this consumer movement.

Our purpose is rooted in a commitment to Conscious Capitalism, which prioritizes the long-term benefits of each of our stakeholders (farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders). Our business decisions consider the impact on all of our stakeholders, in contrast with the factory farming model, which principally emphasizes cost reduction at the expense of animals, farmers, consumers, employees, communities and the environment. These principles guide our day-to-day operations and, we believe, help us deliver a more sustainable and successful business. Our approach has been validated by our financial performance and our designation as a Certified B Corporation, a certification reserved for businesses that balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability.

Our Ethical Decision-Making Model

Stakeholders	Guiding Principles

Farmers and Suppliers	• Forming strong relationships with our network of approximately 200 small family farms, who are the foundation of our resilient and reliable supply chain

Customers and Consumers	• Delivering the transparency and quality around food products that today’s consumers demand

Crew Members	• Empowering our crew members by investing in their financial security, development and overall well-being

Community and Environment	• Investing in our community and being conscious stewards of the environment

Stockholders	• Building a sustainable company for the long term by delivering stockholder value

We have scaled our brand through our strong relationships with small family farms and deliberate efforts to design and build the infrastructure to bring our products to a national audience. Today, with a network of approximately 200 family farms, we believe our pasture-raised products have set the national standard for ethically produced food. We believe the success of our relationships with small family farms and the efficiency of our supply chain provide us with a competitive advantage in the approximately $45 billion U.S. natural food and beverage industry, in which achieving reliable supply at a national scale can be challenging. In 2017, we opened Egg Central Station, a shell egg processing facility in Springfield, Missouri, which is centrally located within our network of family farms. Egg Central Station is capable of packing three million eggs per day and has achieved Safe Quality Food, or SQF, Level 3 certification, the highest level of such certification from the Global Food Safety Initiative, or GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies globally to have received the Safe Quality Food Institute, or SQFI, Select Site certification, indicating that the site has voluntarily elected to undergo annual unannounced recertification audits by SQFI, the organization responsible for administering a global food safety and quality program known as the SQF Program. The design of Egg Central Station includes investments in support of each of our stakeholders, from our crew members (daylighting, climate control, slip resistant floors in the egg grading room), to the community and environment (consulting with the community before we built the facility, restoring native vegetation on the property, best-in-class storm water management), to our customers and consumers (food safety and maintenance investments far beyond regulatory requirements). We believe owning and operating this important element of our supply chain is a key differentiator and provides us with a competitive advantage, which we intend to continue to leverage to grow both our net revenue and gross margin.

Our loyal and growing consumer base has fueled the expansion of our brand from the natural channel to the mainstream channel and facilitated our entry into the foodservice channel. As of September 2020, we offer 23 retail SKUs through a multi-channel retail distribution network across more than 16,000 stores. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in key traffic-generating categories as compared to products offered by our competitors. We believe we have significant room for growth within the retail and, in the medium- to long-term, foodservice channels and can capture this opportunity by growing brand awareness and through new product innovation. We also believe there are incremental growth opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets, which we may access along with retail growth opportunities to enable us to continue our net revenue growth.

We have built a sustainable company founded on ethically produced products that increasingly resonate with consumers. Our trusted brand and Conscious Capitalism-focused business model have resulted in significant growth. We have increased net revenue from $1.9 million in fiscal 2010 to $140.7 million in fiscal 2019, which represents a 61% compounded annual growth rate, or CAGR. From fiscal 2017 to fiscal 2019, we grew net revenue by 90% and the number of stores carrying our products increased by 50%. Going forward, we expect the consumer movement away from factory farming practices will continue to fuel demand for ethically produced food. According to a 2018 survey of nearly 30,000 international consumers, 62% want brands to have ethical values and demonstrate authenticity in all parts of their business. We believe these demands extend to the food industry and that consumers are recognizing the benefits of pasture-raised egg and dairy products. Management is committed to ensuring our values remain aligned with those of our consumers while delivering stockholder value.

Evidence of our historical success in continuing to scale our business is shown in the graphics below. All dates refer to the year ended December 31, except for 2018 and 2019, which refer to the fiscal year ended December 30 and December 29, respectively.

Number of Stores	Net Revenue	Gross Profit
	$MM	$MM

Our History

Matthew O’Hayer and his wife Catherine Stewart founded Vital Farms in 2007 on a 27-acre plot of land in Austin, Texas. Armed with a small flock of hens, they maintained a strong belief that a varied diet and better animal welfare practices would lead to superior eggs. Our first sales came from farmers markets and restaurants around Austin and, less than a year later, our eggs were discovered by Whole Foods Market, Inc., or Whole Foods. Matt and Catherine saw the opportunity to do something more than sell eggs to a few stores. They chose to build a sustainable company that aligned with the family farming community and was able to profitably deliver quality products to a devoted consumer base. As our business has continued to grow, our model remains rooted in trust and mutual accountability with our farmers, who are and will remain core to our business.

In 2014, our current president and chief executive officer, Russell Diez-Canseco, joined Vital Farms and led the development of our large and scalable network of family farms. In 2015, recognizing the opportunity to elevate our production process and bolster long-term growth and profitability, we began the design process for Egg Central Station, which opened in 2017 in Springfield, Missouri. We meticulously designed Egg Central Station in service of all of our stakeholders by improving on the best practices we observed across numerous world-class facilities. Today, Egg Central Station is capable of packing three million eggs per day and has achieved SQF Level 3 certification, the highest level of such certification from the GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies globally to have received the SQFI Select Site certification.

Demand for our high-quality products has enabled us to expand our brand beyond the natural channel and into the mainstream channel through relationships with Albertsons Companies, Inc., or Albertsons, The Kroger Co., or Kroger, Publix Super Markets, Inc., or Publix, Target Corporation, or Target, Walmart Inc., or Walmart, and numerous other national and regional food retailers. As of September 2020, our ethically produced pasture-raised products are sold in more than 16,000 stores nationwide. Over the course of our journey, our founder, Matthew O’Hayer, has continued to inform our strategic vision and remains intimately involved with the business as our executive chairman, going so far as to personally read and ensure a written response to each email and letter we receive from our loyal consumers.

Our Mission

Our mission is to bring ethically produced food to the table. We do this by partnering with family farms that operate within our strictly defined set of ethical food production practices. We are motivated by the influence we have on rural communities through creating impactful, long-term business opportunities for small family farmers. Moreover, we are driven to stand up for sustainable production practices that have been largely cast aside under the factory farming system. In our view, this system has been consistently misguided, focused on producing products at lowest cost rather than driving long-term and sustainable benefits for all stakeholders.

Since inception, our values have been rooted in the principles of Conscious Capitalism. We believe managing our business in the best interest of all of our stakeholders will result in a more successful and sustainable enterprise. A key premise of our business model is our consumer-centric approach, which focuses on identifying consumer needs and developing products that address these needs. While remaining committed to ethical decision-making, we have achieved strong financial performance and earned the Certified B Corporation designation, reflecting our role as a contributor to the global cultural shift toward redefining success in business in order to build a more inclusive and sustainable economy. We believe our consumers connect with Vital Farms because they love our products, relate to our values and trust our practices.

Industry Overview

We operate in the large and growing U.S. natural food and beverage industry that, according to SPINS, LLC, or SPINS, data, was projected to generate total retail sales of approximately $47.2 billion in 2019, accounting for approximately 10.5% of total projected food and beverage sales, and was projected to grow at a 6.4% CAGR between 2017 and 2019, outpacing total projected food and beverage growth of 1.9% over the same period. Consumer awareness of the negative health, environmental and agricultural impacts of processed food and factory farming standards has resulted in increased consumer demand for ethically produced food. We believe this trend has had a meaningful impact on the growth of the natural food industry, which is increasingly penetrating the broader U.S. food market as mainstream retailers respond to consumer demand. We believe increased demand for natural food and a willingness to pay a premium for brands focused on transparency, sustainability and ethical values will continue to be a catalyst for our growth.

According to SPINS data, the U.S. shell egg market accounted for approximately $6.3 billion in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 8.1% between 2017 and September 2020. Our relatively low household penetration of 3.6% compared to the shell egg category penetration of approximately 98%, provides a significant long-term growth opportunity for our business. According to SPINS data, the U.S. pasture-raised retail egg market accounted for approximately $236.7 million in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 40.4% between 2017 and September 2020, while the specialty egg (including pasture-raised, free-range and cage-free) market accounted for approximately $1.2 billion in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 13.8% between 2017 and September 2020. Additionally, we estimate that the U.S. processed egg market as of September 2020 accounted for approximately $3.2 billion in retail sales. According to SPINS data, the U.S. butter market accounted for approximately $3.8 billion in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 8.1% between 2017 and September 2020. We believe the strength of our platform, coupled with significant investments in our crew members and infrastructure, position us to continue to deliver industry-leading growth across new and existing categories.

Our Strengths

Trusted Brand Aligned with Consumer Demands

We believe consumers have grown to trust our brand because of our adherence to our values and a high level of transparency. We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethical, great-tasting and nutritious foods. Growing public awareness of major issues connected to animal farming, including human health, climate change and resource conservation, is closely aligned with our ethical mission. We believe consumers are increasingly focused on the source of their food and are willing to pay a premium for brands that deliver transparency, sustainability and integrity. As a company focused on driving the success of our stakeholders, our brand resonates with consumers who seek to align themselves with companies that share their values. Through our Vital Times newsletter and social media presence, we cultivate and support our relationship with consumers by communicating our values, building trust and promoting brand loyalty.

Strategic and Valuable Brand for Retailers

Our historical performance has demonstrated that we are a strategic and valuable partner to retailers. We have innovated and grown into adjacent food categories while reaching a broad set of consumers through a variety of retail partners, including Albertsons, Kroger, Publix, Target and Walmart. As of September 2020, we are the number one or two egg brand by retail dollar sales for branded eggs with key customers such as Albertsons, Kroger, Sprouts Farmers Market, or Sprouts, Target and Whole Foods. We believe the success of our brand demonstrates that consumers are demanding premium products that meet a higher ethical standard. We have expanded into the mainstream channel while still continuing to command premium prices for our ethically produced products, which sell for as much as three times the price of commodity eggs. We believe that our products are more attractive to retail customers because they help generate growth, deliver strong gross profits and drive strong velocities, as represented by the natural channel velocities depicted below.

Vital Farms Natural Channel Velocity versus All Other Competitors (1)

Refrigerated Eggs (2)	Refrigerated Butter (3)

Source: Refrigerated Eggs & Refrigerated Butter - SPINS, LLC, Natural Channel, 52 Weeks Ending September 6, 2020

(1)	Channel Velocity ($ / Store / Item / Week) is defined as weekly sales per store per item of products sold in retailers included in the Natural Channel.
(2)	Refrigerated egg competitors represent shell eggs in the Natural Channel.
(3)	Refrigerated butter competitors represent butter brands in the Natural Channel, excluding clotted cream and clarified butter.

Supply Chain Rooted in Commitment to Our Stakeholders

Our ongoing commitment to the social and economic interests of our stakeholders guides our supply chain decisions. We carefully select and partner with family farms in the Pasture Belt, the U.S. region where pasture-

raised eggs can be produced year-round. We establish supply contracts that we believe are attractive for all parties, demonstrate our commitment to our network of small family farms through educational programs that transfer critical best practice knowledge and pay farmers competitive prices for high-quality pasture-raised eggs. We believe our commitment to farmers facilitates more sustainable farm operations and significantly reduces turnover. Our network of small family farms gives us a strategic advantage through a scaled and sustainable supply chain and allows us to go to market with the highest quality pasture-raised premium products.

Map of the Pasture Belt

Experienced and Passionate Team

We have an experienced and passionate executive management team that we refer to as the “C-crew,” which has approximately 60 years of combined industry experience and includes our president and chief executive officer, Russell Diez-Canseco, a seasoned food industry expert with over 16 years of relevant experience, including at H-E-B, a privately held supermarket chain. Our C-crew works in partnership with Matthew O’Hayer, our founder and executive chairman, who continues to inform our strategic vision with the entrepreneurial perspective gained through over 40 years of building businesses. We also have a deep bench of talent with strong business and operational experience, and crew members at all levels of our organization are passionate about addressing the needs of our stakeholders. We have leveraged the experience and passion of our C-crew, our founder and executive chairman and our other crew members to grow net revenue over 390% since the beginning of 2014, to enter our second major food category, butter, and to build our first shell egg processing facility, Egg Central Station.

Our Growth Strategies

We believe our investments in our brand, our stakeholders and our infrastructure position us to continue delivering industry-leading growth that outpaces both the natural food industry and the overall food industry.

Expand Household Penetration through Greater Consumer Awareness

Critical to the success of our mission is our ability to share the Vital Farms story with a broader audience. By educating consumers about our brand, our values and the premium quality of our products, we intend to increase our household penetration. Our relatively low household penetration of 3.6% for our pasture-raised shell eggs, compared to the shell egg category penetration of approximately 98%, shows that expanding the national presence of our brand offers a significant runway for future growth.

We are well positioned to increase household penetration of our products given their alignment with consumer trends and approachability with consumers. We intend to increase the number of consumers who buy our products by using digitally integrated media campaigns, social media tools and other owned media channels. We believe these efforts will educate consumers on our ethical values and the attractive attributes of our pasture-raised products, generate further demand for our products and ultimately expand our consumer base.

Grow Within the Retail Channel

By leveraging greater consumer awareness and demand for our brand, we believe there is significant opportunity to grow volume with existing retail customers. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in the categories in which we compete. By capturing greater shelf space, driving higher product velocities and increasing our SKU count, we believe there is meaningful runway for further growth with existing retail customers. Beyond our existing retail footprint, we believe there is significant opportunity to gain incremental stores from existing retail customers as well as to add new retail customers. We also believe there are significant further long-term opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets.

Expand Footprint across Foodservice

We believe there is significant demand for our products in the foodservice channel. We see significant opportunity for medium- to long-term growth in this channel through sales to foodservice operators supported by joint marketing and advertising. Our brand has a differentiated value proposition with consumers, and we believe consumers are increasingly demanding ethically produced ingredients when they eat outside of the home. We believe that more consumers will look for our products on menus, particularly with foodservice partners whose values are aligned with our own and that on-menu branding of our products as ingredients in popular meals and menu items will drive traffic and purchases in the foodservice channel. An example of our recent foodservice growth initiative is our relationship with Tacodeli, which sells breakfast tacos made exclusively with our pasture-raised shell eggs across 11 restaurant locations and more than 60 points of distribution, such as coffee shops and farmers market stands, across Texas. We believe branded foodservice offerings will further drive consumer awareness of our brand and purchase rates of our products in the retail channel.

Extend Our Product Offering through Innovation

The successes of our core products have confirmed our belief that there is significant demand for pasture-raised and ethically produced food products. We expect to continue to extend our product offerings through innovation in both new and existing categories, such as our recent launch of pasture-raised egg bites in August 2020. As shown below, our current offerings span six product categories. In 2018, we launched the only pasture-raised hard-boiled eggs in the U.S. market, and in 2019, we launched both ghee and liquid whole eggs, the latter of which are the only pasture-raised liquid whole eggs in the U.S. market.

Demonstrated Track Record of Portfolio Expansion

Note: Store count figures as of September 6, 2020.

The success of our product portfolio and our proprietary consumer surveys confirm our belief that there is significant demand for our brand across a wide spectrum of food categories. Within this broader market, we believe the U.S. refrigerated value-added dairy category represents a total addressable market of $34.5 billion and is the closest adjacency and best near-term opportunity for our brand. We have several products in our innovation pipeline that we believe will be successful in these adjacent markets.

Risk Factors Summary

Investing in our common stock involves substantial risks. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or to be unable to successfully execute all or part of our strategy. Some of the more significant risks include the following:

•

Our recent, rapid growth may not be indicative of our future growth, and if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

•	We have incurred net losses in the past and we may not be able to maintain or increase our profitability in the future.

•	Failure to introduce new products may adversely affect our ability to continue to grow.

•	We are dependent on the market for shell eggs.

•	Sales of pasture-raised shell eggs contribute the vast majority of our revenue, and a reduction in these sales would have an adverse effect on our financial condition.

•	Fluctuations in commodity prices and in the availability of feed grains could negatively impact our results of operations and financial condition.

•

If we fail to effectively expand our processing, manufacturing and production capacity as we continue to grow and scale our business, our business and operating results and our brand reputation could be harmed.

•

We are currently expanding Egg Central Station, and we may not successfully complete construction of or commence operations in this expansion, or the expanded facility may not operate in accordance with our expectations.

•	If we fail to effectively maintain or expand our network of small family farms, our business, operating results and brand reputation could be harmed.

•

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of pasture-raised eggs and milk and other raw materials that meet our standards.

•

We currently have a limited number of co-manufacturers. Loss of one or more of our co-manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.

•

We could be adversely affected by a change in consumer preferences, perception and spending habits in the natural food industry and on animal-based products, in particular, and failure to develop or enrich our product offering or gain market acceptance of our new products could have a negative effect on our business.

•

A limited number of distributors represent the substantial majority of our sales, and the loss of one or more distributor relationships that cannot be replaced in a timely manner may adversely affect our results of operations.

•

We are dependent on hatcheries and pullet farms to supply our network of family farms with laying hens. Any disruption in that supply chain could materially and adversely affect our business, financial condition or results of operations.

•	We source substantially all of our shell egg cartons from a sole source supplier and any disruptions may impact our ability to sell our eggs.

•

Because we rely on a limited number of third-party vendors to manufacture and store our products, we may not be able to maintain manufacturing and storage capacity at the times and with the capacities necessary to produce and store our products or meet the demand for our products.

•

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

•	All of our pasture-raised shell eggs are processed at Egg Central Station in Springfield, Missouri. Any damage or disruption at this facility may harm our business.

•	Demand for shell eggs is subject to seasonal fluctuations and can adversely impact our results of operations in certain quarters.

•	The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

•

Food safety and food-borne illness incidents or advertising or product mislabeling may materially and adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

•	Our operations are subject to FDA and USDA federal regulation, and there is no assurance that we will be in compliance with all regulations.

•	As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Recent Developments

This recent developments section includes forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). All statements contained herein other than statements of historical facts, including, without limitation, statements regarding our financial and operating results for the 13-week period ended September 27, 2020, and our future financial and business performance, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, risks related to our growth and ability to sustain our revenue growth rate, competition in the markets in which we operate, market growth, our ability to innovate and manage our growth and the impact of the COVID-19 pandemic and associated global economic uncertainty. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” elsewhere in this prospectus.

Executive Team Update

As part of our long-term strategy to support our business and develop our infrastructure as a public company, we have made certain key hires into our executive team. In an effort to separate the Chief Operating Officer and Chief Financial Officer functions into separate roles, in July 2020, Bo Meissner joined Vital Farms as Executive Vice President, Finance. We anticipate that following a successful transition period, Mr. Meissner will be appointed as our Chief Financial Officer on January 1, 2021, and Jason Dale, our current Chief Operating Officer and Chief Financial Officer, will transition to the role of Chief Operating Officer. In addition, in October 2020, we hired Peter Pappas as our Chief Sales Officer.

Our Corporate Information

We were founded in 2007, originally incorporated in Texas in July 2009 and reincorporated in Delaware in June 2013, and we became a public benefit corporation in Delaware in October 2017. Our principal executive offices are located at 3601 South Congress Avenue, Suite C100, Austin, Texas 78704, and our telephone number is (877) 455-3063. Our website address is www.vitalfarms.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our common stock.

Certified B Corporation

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, in December 2015, we were designated as a “Certified B Corporation.” In order to be designated as a Certified B Corporation, companies are required to take a comprehensive and objective assessment of their positive impact on society and the environment. See the sections titled “Business—Certified B Corporation” and “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation” for additional information.

Public Benefit Corporation Status

In connection with our Certified B Corporation status and as a demonstration of our long-term commitment to our mission to bring ethically produced food to the table by coordinating a collection of family farms to operate with a well-defined set of organic agricultural practices that include the humane treatment of farm animals as a central tenet, we elected in October 2017 to be treated as a public benefit corporation under Delaware law. As provided in our certificate of incorporation, the public benefits that we promote, and pursuant to which we manage our company, are: (i) bringing ethically produced food to the table; (ii) bringing joy to our customers through products and services; (iii) allowing crew members to thrive in an empowering, fun environment; (iv) fostering lasting partnerships with our farms and suppliers; (v) forging an enduring profitable business; and (vi) being stewards of our animals, land, air and water, and being supportive of our community. Being a public benefit corporation underscores our commitment to our purpose and our stakeholders, including farmers and suppliers, consumers and customers, communities and the environment, crew members and stockholders. See the section titled “Business—Public Benefit Corporation” and “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation Status” for additional information.

Our Fiscal Year

We report on a 52-53-week fiscal year, ending on the last Sunday in December, effective beginning with the first quarter of 2018. In a 52-53-week fiscal year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. Our first 53-week fiscal year will be fiscal 2023, which we expect to begin on December 26, 2022 and end on December 31, 2023. See Note 1 to our consolidated financial statements and Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details related to our fiscal calendar.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until December 28, 2025 or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Common stock offered by the selling stockholders	5,000,000 shares (or 5,750,000 shares if the underwriters exercise their option to purchase additional shares of common stock in full)

Common stock to be outstanding after this offering	39,432,161 shares

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering and we will not receive any proceeds from the sale of shares in this offering. See the section titled “Use of Proceeds” for additional information.

Selling stockholders; concentration of ownership	The selling stockholders identified in this prospectus are selling an aggregate of 5,000,000 shares of common stock in this offering and have granted the underwriters an option to purchase an additional 750,000 shares of common stock. Based on the number of shares outstanding as of September 27, 2020, after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), our executive officers, directors and stockholders holding more than 5% of our outstanding capital stock, together with their affiliates, will hold, in the aggregate, approximately 52.2 % of our outstanding capital stock. See the section titled “Principal and Selling Stockholders” for additional information.

Risk factors	You should carefully read the section titled “Risk Factors” beginning on page 17 and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Nasdaq trading symbol	“VITL”

The number of shares of common stock that will be outstanding after this offering is based on 39,432,161 shares of common stock outstanding as of September 27, 2020, and excludes:

•	5,712,814 shares of common stock issuable on the exercise of outstanding stock options as of September 27, 2020 with a weighted-average exercise price of $6.32 per share;

•	45,000 shares of common stock issuable upon the vesting of restricted stock units as of September 27, 2020;

•

7,729,892 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, or 2020 Plan, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans—2020 Equity Incentive Plan;” and

•

900,000 shares of common stock reserved for issuance under our 2020 Employee Stock Purchase Plan, or ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance thereunder.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares of common stock; and

•	no exercise of the outstanding stock options and no settlement of outstanding restricted stock units described above.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data for the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary condensed consolidated statements of operations data for the 39-week periods ended September 29, 2019 and September 27, 2020 and the summary condensed consolidated balance sheet data as of September 27, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Fiscal Year Ended			39-Week Period Ended
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$74,000	$106,713	$140,733	$99,312	$160,287
Cost of goods sold	55,612	71,894	97,856	66,208	103,384

Gross profit	18,388	34,819	42,877	33,104	56,903
Operating expenses:
Selling, general and administrative(1)	14,261	19,437	29,526	16,991	31,832
Shipping and distribution	5,724	8,615	10,001	6,757	10,693

Total operating expenses	19,985	28,052	39,527	23,748	42,525

(Loss) income from operations	(1,597)	6,767	3,350	9,356	14,378

Other (expense) income, net
Interest expense, net	(524)	(424)	(349)	(250)	(365)
Other income (expense), net	9	9	1,417	1,369	(182)

Total other (expense) income, net	(515)	(415)	1,068	1,119	(547)

Net (loss) income before income taxes	(2,112)	6,352	4,418	10,475	13,831
Provision for income taxes	33	723	1,106	2,839	4,300

Net (loss) income	(2,145)	5,629	3,312	7,636	9,531
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)	927	950	(54)

Net (loss) income attributable to Vital Farms, Inc. common stockholders, basic and diluted	$(1,920)	$5,797	$2,385	$6,686	$9,585

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	$(0.07)	$0.22	$0.09	$0.26	$0.33

Diluted	$(0.07)	$0.16	$0.07	$0.18	$0.29

Weighted-average shares used to compute net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	25,795,865	25,809,665	25,897,223	26,197,567	28,664,914

Diluted	25,795,865	35,258,594	36,071,015	36,959,507	33,275,902

(1)

Includes stock-based compensation expense of $495, $600 and $1,029 for the fiscal years 2017, 2018 and 2019, respectively, and $576 and $1,481 for the 39-week periods ended September 29, 2019 and September 27, 2019, respectively.

(2)

See Note 17 to our consolidated financial statements and Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

September 27, 2020
Actual
Consolidated Balance Sheet Data:
Cash and cash equivalents	$112,619
Working capital(1)	119,845
Total assets	177,593
Long-term debt, net of issuance costs, including current portion	7,584
Contingent consideration, including current portion	170
Total liabilities	35,574
Total stockholders’ equity	141,844

(1)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measure—Adjusted EBITDA

	Fiscal Year Ended			39-Week Period Ended
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
	(in thousands)
Non-GAAP Financial Measure:
Adjusted EBITDA(1)(2)	$(163)	$7,896	$6,406	$11,133	$16,859

(1)

We calculate Adjusted EBITDA as net (loss) income, adjusted to exclude: (1) depreciation and amortization; (2) provision for income taxes; (3) stock-based compensation expense; (4) interest expense; (5) change in fair value of contingent consideration; (6) interest income; and (7) net litigation settlement gain.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with generally accepted accounting principles in the United States, or GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA include that (i) it does not properly reflect capital commitments to be paid in the future, (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures, (iii) it does not consider the impact of stock-based compensation expense, (iv) it does not reflect other non-operating expenses, including interest expense, (v) it does not consider the impact of any contingent consideration liability valuation adjustments and (vi) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net income and other results stated in accordance with GAAP.

(2)	The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for each of the periods presented:

	Fiscal Year Ended			39-Week Period Ended
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
	(in thousands)
Net (loss) income	$(2,145)	$5,629	$3,312	$7,636	$9,531
Depreciation and amortization	821	1,437	1,921	1,119	1,568
Provision for income taxes	33	723	1,106	2,839	4,300
Stock-based compensation expense	495	600	1,029	576	1,481
Interest expense	524	424	349	250	365
Change in fair value of contingent consideration(a)	118	92	70	53	(342)
Interest income	(9)	(9)	(181)	(140)	(24)
Net litigation settlement gain(b)	—	(1,000)	(1,200)	(1,200)	(20)

Adjusted EBITDA	$(163)	$7,896	$6,406	$11,133	$16,859

(a)	Amount reflects the change in fair value of a contingent consideration liability in connection with our 2014 acquisition of certain assets of Heartland Eggs, LLC.
(b)

For the fiscal year ended December 30, 2018, amount reflects an April 2018 gain in connection with the settlement of a lawsuit in which we were the plaintiff. For the fiscal year ended December 29, 2019 and the 39-week period ended September 29, 2019, amounts reflect a January 2019 gain in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite, Inc. was the defendant and a countersuit in which Ovabrite, Inc. was the plaintiff.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition could be adversely affected. In this case, the trading price of our common stock would likely decline and you might lose part or all your investment.

Risks Related to Our Growth and Capital Requirements

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

We have grown rapidly since inception and anticipate further growth. For example, our net revenue increased from $74.0 million in fiscal 2017 to $106.7 million in fiscal 2018 to $140.7 million in fiscal 2019. Our net revenue also increased from $99.3 million in the 39-week period ended September 29, 2019 to $160.3 million in the 39-week period ended September 27, 2020. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business depends on a number of factors, including our ability to:

•	increase awareness of our brand and successfully compete with other companies;

•	price our products effectively so that we are able to attract new customers and consumers and expand sales to our existing customers and consumers;

•	expand distribution to new points of sales with new and existing customers;

•	continue to innovate and introduce new products;

•	expand our supplier, co-manufacturing, co-packing, cold storage, processing and distribution capacities; and

•	maintain quality control over our product offerings.

Such growth and expansion of our business will place significant demands on our management and operations teams and require significant additional resources, financial and otherwise, to meet our needs, which may not be available in a cost-effective manner, or at all. We expect to continue to expend substantial resources on:

•	our current and future processing facilities;

•	our sales and marketing efforts to increase brand awareness, engage our existing and prospective customers, and drive sales of our products;

•	product innovation and development; and

•	general administration, including increased finance, legal and accounting expenses associated with being a public company.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could adversely affect our business, financial condition and results of operations.

We have incurred net losses in the past and we may not be able to maintain or increase our profitability in the future.

For fiscal 2018 and fiscal 2019, we generated net income of $5.6 million and $3.3 million, respectively. For the 39-week periods ended September 29, 2019 and September 27, 2020, we generated net income of

$6.7 million and $9.6 million, respectively. However, we have experienced net losses in prior years, including a net loss of $2.1 million in fiscal 2017. Our ability to maintain or increase our profitability is subject to various factors, many of which are beyond our control. As we expand our operations, we anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to increase our household penetration, customer base, supplier network, marketing channels and product portfolio, expand and enhance our processing, manufacturing and distribution facilities as needed, and hire additional crew members. Our expansion efforts may prove more expensive than we anticipate (including as a result of increases in equipment prices, which may be due to actual or threatened disruptions in our equipment supply chain relating to public health pandemics, such as COVID-19, trade wars or other factors), and we may not succeed in increasing our net revenue and margins sufficiently to offset the anticipated higher expenses. We have incurred significant expenses in connection with investing in our egg processing facility, our co-manufacturing and co-packing relationships, and obtaining and storing raw materials, and we will continue to incur significant expenses in developing our innovative products and marketing the products we offer. In addition, many of our expenses, including the costs associated with our existing and any future processing and manufacturing facilities, are fixed. We also expect to incur significant additional legal, accounting and other expenses as a public company that we did not incur as a private company. If we fail to continue to grow our revenue at a greater rate than our costs and expenses, we may be unable to maintain or increase our profitability and may incur losses in the future.

We have only recently expanded our product offerings beyond pasture-raised eggs, which makes it difficult to forecast our future results of operations.

We have only recently expanded our product offerings beyond pasture-raised eggs. As a result of our limited experience managing multiple product lines, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our products, increasing competition, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Failure to introduce new products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. There can be no assurance that we will successfully develop and market new products that appeal to consumers. For example, prior to our launch of egg bites in August 2020, it took us longer than expected to finalize the packaging of this new product line, which impacted the timing of our product launch at certain retailers. Any failure to develop, market and launch future products may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed.

We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.

We have funded our operations since inception primarily through equity financings and sales of our products. We expect to expend significant resources expanding Egg Central Station. We believe that we will continue to expend substantial resources for the foreseeable future as we expand into additional markets we may choose to pursue. These expenditures are expected to include working capital, costs associated with research and development, manufacturing and supply, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.

We expect that our existing cash will be sufficient to fund our planned operating expenses, capital expenditure requirements and debt service payments through at least the next 12 months. However, our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, particularly in light of the ongoing COVID-19 pandemic and the related economic impact. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our product and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Risks Related to Our Business, Our Brand, Our Products and Our Industry

We are dependent on the market for shell eggs.

We contract with family farms to purchase all of their egg production for the duration of our contracts. We are contractually obligated to purchase these eggs irrespective of our ability to sell such eggs. Periodically in our industry, including recently, there has been an oversupply of eggs, which has caused egg prices to contract, sometimes substantially so, and as a result we have sold or donated our excess supply at reduced prices or no cost. If we are unable to sell such eggs upon commercially reasonable terms or at all, our gross margins, business, financial condition and operating results may be adversely affected.

We also sell pasture-raised shell eggs to consumers at a premium price point, and when prices for commodity shell eggs fall relative to the price of our pasture-raised shell eggs, price-sensitive consumers may choose to purchase commodity shell eggs offered by our competitors at a greater velocity than, or instead of, our pasture-raised eggs. As a result, low commodity shell egg prices may adversely affect our business, financial condition and results of operations.

We also sell a small percentage of our shell eggs to wholesalers and egg breaking plants at commodity shell egg prices, which fluctuate widely and are outside our control. Small increases in production, or small decreases in demand, can have a large adverse effect on the prices at which these eggs are sold.

Sales of pasture-raised shell eggs contribute the vast majority of our net revenue, and a reduction in these sales would have an adverse effect on our financial condition.

Pasture-raised shell eggs accounted for approximately 94% of our net revenue in fiscal 2017, 92% of our net revenue in fiscal 2018 and 90% of our net revenue in fiscal 2019. Pasture-raised shell eggs accounted for approximately 90% and 89% of our net revenue in the 39-week periods ended September 29, 2019 and September 27, 2020, respectively. Pasture-raised shell eggs are our flagship product and have been the focal point of our sales and marketing efforts, and we believe that sales of pasture-raised shell eggs will continue to constitute a significant portion of our net revenue, net income and cash flow for the foreseeable future. We cannot be certain that we will be able to continue to expand sales, processing and distribution of pasture-raised shell eggs, or that consumer and customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our pasture-raised shell eggs could have an adverse effect on our business, financial condition and results of operations.

Fluctuations in commodity prices and in the availability of feed grains could negatively impact our results of operations and financial condition.

The price we pay to purchase shell eggs from farmers fluctuates based on pallet weight, and under our buy-sell contracts, which account for 99% of the laying hens in our network of family farms as of September 27, 2020, the price we pay is also indexed quarterly in arrears for changes in feed cost, which may cause our agreed-upon pricing under these contracts to fluctuate on a quarterly basis. Additionally, for our integrator contracts, which account for the remaining 1% of laying hens in our network, we are directly responsible for purchasing and providing feed supply to the farmer. Therefore, our results of operations and financial condition, including our gross margin and profitability, fluctuate based on the cost and supply of commodities, including corn, soybean meal and other feed ingredients. Although feed ingredients are available from a number of sources, we have little, if any, control over the prices of these ingredients, which are affected by weather, speculators, export restrictions, various supply and demand factors, transportation and storage costs, and agricultural and energy policies in the U.S. and internationally. For example, the severe drought in the summer of 2012 and resulting damage to corn and soybean crops resulted in high and volatile feed costs. We may not be able to increase our product prices enough or in a timely manner to sufficiently offset increased commodity costs due to consumer price sensitivity, or the pricing postures of our competitors and, in many cases, our retailers may not accept a price increase or may require price increases to occur after a specified period of time elapses. In addition, if we increase prices to offset higher costs, we could experience lower demand for our products and lower sales volumes. Over time, if we are unable to price our products to cover increased costs, unable to offset operating cost increases with continuous improvement savings or unsuccessful in any commodity-hedging program, then commodity price volatility or increases could adversely affect our business, financial condition and results of operations.

If we fail to effectively expand our processing, manufacturing and production capacity as we continue to grow and scale our business, our business and operating results and our brand reputation could be harmed.

While our current supply, processing and manufacturing capabilities are sufficient to meet our present business needs, we may in the future need to expand these capabilities as we continue to grow and scale our business. For example, we are in the process of expanding Egg Central Station, our shell egg processing facility, to increase our capacity for the distribution of pasture-raised shell eggs. However, there is risk in our ability to effectively scale production and processing and effectively manage our supply chain requirements. We must accurately forecast demand for our products in order to ensure we have adequate available processing and manufacturing capacity that we are appropriately allocating product supply across SKUs. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate processing and manufacturing capacities (whether our own processing and manufacturing capacities or co-processing and co-manufacturing capacities) in order to meet the demand for our products, which could prevent us from meeting increased customer demand. Our brand and our business could be harmed if we are unable to fulfill orders in a timely manner or at all. If we fail to meet demand for our products and, as a result, consumers who have previously purchased our products buy other brands or our retailers allocate shelf space to other brands, our business, financial condition and results of operations could be adversely affected.

On the other hand, if we overestimate our demand (in general or on a particular SKU) or overbuild our capacity relative to distribution, we may have significantly underutilized supply or other assets and may experience reduced margins. If we do not accurately align our processing and manufacturing capabilities with demand, our business, financial condition and results of operations could be adversely affected.

We are currently expanding Egg Central Station, and we may not successfully complete construction of or commence operations in this expansion, or the expanded facility may not operate in accordance with our expectations.

In January 2019, we commenced design of an expansion of Egg Central Station, our shell egg processing facility, in order to address our rapid growth and increase our shell egg processing capacity. Constructing and opening this facility has required, and will continue to require, significant capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. In addition, we will need to hire and retain more skilled crew members to operate the expanded facility. Even if our expansion is brought up to full processing capacity, it may not provide us with all of the operational and financial benefits we expect to receive.

If we fail to effectively maintain or expand our network of small family farms, our business, operating results and brand reputation could be harmed.

We source our pasture-raised eggs and milk for our products from our network of small family farms, which is the foundation of our supply chain. If we are unable to maintain and expand this supply chain because of actions taken by farmers or other events outside of our control, we may be unable to timely supply distributors and customers with our products, which could lead to cancellation of purchase orders, damage to our commercial relationships and impairment of our brand. For example, we require these farmers to build and equip their farms to certain specifications, which requires a significant upfront capital investment, and any inability of farmers to obtain adequate financing on acceptable terms would impair their ability to partner with us. If our relationship with these farmers is disrupted, we may not be able to fully recover our investments in birds and feed, which would negatively impact our operating results. There are a number of factors that could impair our relationship with farmers, many of which are outside of our control. For example, while we strive to operate our business in a manner that drives long-term and sustainable benefits for our stakeholders, including farmers, we may make strategic decisions that the farmers do not believe align with their interests or values, which could cause the farmers to terminate their relationships with us. Additionally, our network of small family farms is in a geographic region we refer to as the Pasture Belt, which is a term we use that refers to the U.S. region, including Arkansas and Georgia, and portions of Alabama, Illinois, Kansas, Kentucky, Mississippi, Missouri, Oklahoma, North Carolina, South Carolina, Tennessee and Texas, where pasture-raised eggs can be produced year-round. The occurrence of a natural disaster in this region could have a significant negative impact on us, the farmers and our supply chain. Any failure to maintain or expand our network of small family farms would adversely affect our business, financial condition and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of pasture-raised eggs and milk and other raw materials that meet our standards.

Our ability to ensure a continuing supply of pasture-raised eggs and milk and other raw materials for our products at competitive prices depends on many factors beyond our control. In particular, we rely on the farms that supply us with pasture-raised eggs and milk to implement controls and procedures to manage the risk of exposing animals to harmful diseases, but outbreaks may occur despite their efforts. An outbreak of disease could result in increased government restriction on the sale and distribution of our products, and negative publicity could impact customer and consumer perception of our products, even if an outbreak does not directly impact the animals from which we source our products. Additionally, the animals from which our products are sourced, and the pastures on which they are raised, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilence. Disease, adverse weather conditions and natural disasters can adversely impact pasture quantity and quality, leading to reduced egg and milk yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials.

We also compete with other food companies in the procurement of pasture-raised eggs and milk, and this competition may increase in the future if consumer demand increases for these items or products containing them or if competitors increasingly offer products in these market sectors. If supplies of pasture-raised eggs and milk that meet our quality standards are reduced or are in greater demand, we may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all. For example, as a result of the COVID-19 pandemic, there have been recent disruptions in the U.S. pasture-raised milk supply, including significant drops in prices and demand, which have resulted in the loss of suppliers. While we have worked with our co-manufacturers to mitigate these supply disruptions, and as a result there has been no impact on our ability to fill customer orders for our pasture-raised butter or ghee products, we expect that these supply disruptions will continue for the foreseeable future and that they may be further exacerbated by the ongoing effects of COVID-19, which could impact our ability to fill customer orders in the future.

Our supply may also be affected by the number and size of farms that raise chickens and cows on pasture, changes in U.S. and global economic conditions, and our ability to forecast our raw materials requirements. For example, the farms must meet our standards and in order to meet these standards, we require them to invest in infrastructure at the outset of our relationship. The typical upfront investment for each of the farms is significant and many of the farmers seek financing assistance from local and regional banks as well as federal government loans from the U.S. Department of Agriculture, or USDA, Farm Service Agency. Changes in U.S. and global economic conditions or any U.S. government shutdown (including in connection with COVID-19) could significantly decrease loans available to farmers. Many of these farmers also have alternative income opportunities and the relative financial performance of raising chickens and cows on pasture as compared to other potentially more profitable opportunities could affect their interest in working with us. Any of these factors could impact our ability to supply our products to distributors and customers and may adversely affect our business, financial condition and results of operations.

We currently have a limited number of co-manufacturers. Loss of one or more of our co-manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.

A significant amount of our revenue is derived from products manufactured at facilities owned and operated by our co-manufacturers. We currently rely on two co-manufacturers for hard-boiled eggs, one co-manufacturer for butter, one co-manufacturer for ghee, one co-manufacturer for liquid eggs and one co-manufacturer for egg bites. While we currently have written manufacturing contracts with our co-manufacturers for butter and egg bites, we do not have written manufacturing contracts with our other co-manufacturers. Due to the absence of written contracts with all of our co-manufacturers, certain of our co-manufacturers can generally seek to alter or terminate their relationships with us at any time, leaving us with periods during which we have limited or no ability to manufacture our products.

In addition, due to the limited number of co-manufacturers, an interruption in, or the loss of operations at, one or more of our co-manufacturing facilities, which may be caused by work stoppages, regulatory issues or noncompliance, disease outbreaks or pandemics (such as COVID-19), acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, could delay, postpone or reduce production of some of our products, which could have an adverse effect on our business, financial condition and results of operations until such time as such interruption is resolved or an alternate source of production is secured, especially in times of low inventory.

We believe there are a limited number of competent, high-quality co-manufacturers in our industry that meet our geographical requirements and our strict quality and control standards, and should we seek to obtain additional or alternative co-manufacturing arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. Therefore, the loss of one or more co-manufacturers, any disruption or delay at a co-manufacturer or any failure to identify and engage co-manufacturers for new products and product extensions could delay, postpone or reduce production of our products, which could have an adverse effect on our business, financial condition and results of operations.

We could be adversely affected by a change in consumer preferences, perception and spending habits in the natural food industry and on animal-based products, in particular, and failure to develop or enrich our product offering or gain market acceptance of our new products could have a negative effect on our business.

We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethically produced, great-tasting and nutritious foods. The market in which we operate is subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the U.S. natural food industry market in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. Media coverage regarding the safety or quality of, or diet or health issues relating to, our products or the raw materials, ingredients or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic. For example, we and many of our customers face pressure from animal rights groups to require all companies that supply food products to operate their business in a manner that treats animals in conformity with certain standards developed or approved by these animal rights groups. If consumer preferences shift away from animal-based products for these reasons, because of a preference for plant-based products or otherwise, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition or results of operations could be materially and adversely affected.

A limited number of distributors represent the substantial majority of our sales, and the loss of one or more distributor relationships that cannot be replaced in a timely manner may adversely affect our results of operations.

Our products are distributed to a broker-distributor-retailer network whereby brokers represent our products to distributors and retailers who in turn sell our products to consumers. We serve the majority of natural channel customers through food distributors, such as United Natural Foods, Inc., or UNFI, KeHE Distributors, LLC, or KeHE, and US Foods, Inc., or US Foods, which purchase, store, sell and deliver our products to retailers, including Whole Foods and Sprouts. In fiscal years 2017, 2018 and 2019, UNFI accounted for approximately

36%, 36% and 35% of our net revenue, respectively, and KeHE accounted for approximately 9%, 10% and 11% of our net revenue, respectively. In the 39-week periods ended September 29, 2019 and September 27, 2020, KeHE accounted for 11% and 11% of our net revenue, respectively, UNFI (which was Whole Foods’ distributor through March 2020) accounted for 35% and 16% of our net revenue, respectively, and US Foods (which became Whole Foods’ distributor in April 2020) accounted for 0% and 15% of our net revenue, respectively. Since these distributors act as intermediaries between us and the retail grocers or foodservice providers, who generally select the distributors, we do not have short-term or long-term commitments or minimum purchase volumes in our contracts with distributors that ensure future sales of our products. These distributors are able to decide on the products carried, and they may limit the products available for retailers, such as Whole Foods and Sprouts, to purchase. We expect that most of our sales will be made through a core number of distributors for the foreseeable future. The loss of one or more of our significant distributor relationships that cannot be replaced in a timely manner (or at all) could adversely affect our business, financial condition and results of operations.

We are dependent on hatcheries and pullet farms to supply our network of family farms with laying hens. Any disruption in that supply chain could materially and adversely affect our business, financial condition or results of operations.

Under the terms of our contracts with our network of family farms, while we do not own laying hens, we are generally responsible for coordinating the acquisition and delivery of laying hens to the farmers. In order to meet these obligations, we place orders for chicks directly with hatcheries intended to supply a future year’s production of eggs at least a year in advance. Once the chicks are hatched, they are delivered to a network of pullet farms, who rear the chicks to approximately 16 to 18 weeks of age, at which time they begin laying eggs. The hens are then delivered directly from the pullet farms to our network of family farms, which then place the hens into egg production.

Because it would be inefficient to contract directly with pullet farms to rear the quantity of chicks that we require, we currently work with a sole source supplier that contracts with a network of independent pullet farms.

We do not have a long-term supply contract with this third party, and if this supplier were to cease doing business with us for any reason, we may have a difficult time finding and contracting with alternate pullet farms in sufficient scale to meet our needs, if at all. Additionally, any disruption in these supply services for any reason, including bird disease, natural disaster, fire, power interruption, work stoppage or other calamity, could have a material adverse effect on our business, financial condition and results of operations if we cannot replace these providers in a timely manner on acceptable terms or at all.

Consolidation of retail customers or the loss of a significant retail customer could negatively impact our sales and profitability.

Our retail customers include natural channel and mainstream channel stores, which have been undergoing a consolidation in recent years. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business. In fiscal years 2017, 2018 and 2019, Kroger accounted for approximately 15%, 14% and 14% of our net revenue, respectively. In the 39-week periods ended September 29, 2019 and September 27, 2020, Kroger accounted for approximately 14% and 12% of our net revenue, respectively. With certain of our retail customers, like Whole Foods and Sprouts, we sell our products through distributors. We are not able to precisely attribute our net revenue to a specific retailer for products sold through distributors. We rely on third-party data to calculate the portion of retail sales attributable to retailers, but this data is inherently imprecise because it is based on gross sales generated by our products sold at retailers, without accounting for price concessions, promotional activities or chargebacks, and because it measures retail sales for only the portion of our retailers serviced through distributors. Based on this third-party data and internal analysis, Whole Foods accounted for approximately 37%, 33% and 31% of our retail sales in fiscal years 2017, 2018 and 2019, respectively, and Sprouts accounted for approximately 7%, 9% and 8% of our retail sales in fiscal years 2017, 2018 and 2019, respectively. Further, for the 39-week periods ended September 29, 2019 and September 27, 2020, Whole Foods accounted for approximately 30% and 28% of our retail sales, respectively and Sprouts accounted for approximately 8% and 7% of our retail sales, respectively. The loss of Kroger, Whole Foods, Sprouts or any other large retail customer, the reduction of purchasing levels or the cancellation of any business from Kroger, Whole Foods, Sprouts or any other large retail customer for an extended length of time could negatively impact our sales and profitability.

A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channel segments, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant retailers.

Failure by our transportation providers to pick up raw materials or deliver our products on time, in compliance with applicable governmental regulations or at all, could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our raw material transportation and product shipments. Our utilization of pickup and delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, chronic driver shortages, employee strikes or unavailability (including due to COVID-19), inclement weather and noncompliance by our third-party transportation providers with applicable regulatory requirements, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may change shipping companies, and we could face logistical difficulties with any such change that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

We source substantially all of our shell egg cartons from a sole source supplier and any disruptions may impact our ability to sell our eggs.

We obtain substantially all of the packaging for our shell eggs from a sole-source supplier. Any disruption in the supply of our shell egg cartons could delay our production and hinder our ability to meet our commitments to customers. If we are unable to obtain a sufficient quantity of our packaging on commercially reasonable terms or in a timely manner, or if we are unable to obtain alternative sources, sales of our products could be delayed or we may be required to redesign our products. For example, in connection with increased demand for shell eggs in relation to the COVID-19 pandemic, the supplier of substantially all of our shell egg cartons began to prioritize packaging for core egg products (such as 12-count packages), and we separately experienced certain quality issues with our 18-count egg cartons. As a result of these events, and in order to otherwise meet demand for our products, we began using recycled plastic packaging for a small number of our shell egg products. While this change in packaging did not materially impact our operations, there is no guarantee that we will not experience similar packaging issues in the future, or that any such packaging issues will not impact our ability to meet product demand for our shell eggs. Any of these events could result in lost sales, reduced gross margins or damage to our customer relationships, which would have a material adverse effect on our business, financial condition and results of operations.

Because we rely on a limited number of third-party vendors to manufacture and store our products, we may not be able to maintain manufacturing and storage capacity at the times and with the capacities necessary to produce and store our products or meet the demand for our products.

We rely on a limited number of co-manufacturers and cold storage providers. We currently rely on two co-manufacturers for hard-boiled eggs, one co-manufacturer for butter, one co-manufacturer for ghee, one co-manufacturer for liquid eggs and one co-manufacturer for egg bites. Our financial performance depends in large part on our ability to obtain adequate co-manufacturing and cold storage facilities services in a timely manner. We are not assured of continued co-manufacturing and cold storage capacities. Certain of our co-manufacturers or our cold storage providers could discontinue or seek to alter their relationship with us. In addition, we are not assured of sufficient capacities of these providers commensurate with increased product demand. Any disruption in the supply of our final products from these providers would have an adverse effect on our business if we cannot replace these providers in a timely manner or at all. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. In connection with the recall, our co-manufacturer elected to permanently close the affected production facility and move all production to a different facility, which did not have sufficient capacity to meet product demand. As a result we were unable to supply customers with hard-boiled eggs for a period of time in the first quarter of fiscal 2020, which led to the loss of certain customer accounts for this product, the revenues from which were immaterial in the aggregate. Our co-manufacturers are currently able to meet our product demand for hard-boiled eggs due to the effects of COVID-19 on the foodservice industry. However, we may experience supply issues once the foodservice industry returns to full capacity, which may lead to additional loss of customers.

We may not be able to compete successfully in our highly competitive market.

We operate in a highly competitive environment across each of our product categories. We have numerous competitors of varying sizes, including producers of private-label products, as well as producers of other branded egg and butter products that compete for trade merchandising support and consumer dollars. Numerous brands and products compete for limited retailer shelf space, including in the refrigerated section, foodservice, and customers and consumers. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

We compete with large egg companies such as Cal-Maine, Inc. and large international food companies such as Ornua (Kerrygold). We also compete directly with local and regional egg companies, as well as private-label specialty egg products processed by other egg companies. Each of these competitors may have substantially greater financial and other resources than us and some of whose products are well accepted in the marketplace today. They may also have lower operational costs, and as a result may be able to offer comparable or substitute products to customers at lower costs. This could put pressure on us to lower our prices, resulting in lower profitability or, in the alternative, cause us to lose market share if we fail to lower prices.

Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies may acquire our competitors or launch their own egg and butter products, including ones that may be pasture-raised, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of our products so they have less favorable placement. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

Further, competitors with substantially greater operations and resources than us may be less affected by the COVID-19 pandemic than we are. In connection with the pandemic, we have restricted employee travel, cancelled certain events with consumers, customers or partners, imposed operational safeguards at Egg Central Station and limited access to our headquarters. Although we are monitoring the situation, we cannot predict for how long, or the ultimate extent to which, the pandemic may disrupt our operations as a result of these measures or if we are required to implement other changes, such as closure of our egg processing facility. Any significant disruption resulting from this or similar events on a large scale or over a prolonged period of time could cause significant delays and disruption to our business until we would be able to resume normal business operations or shift to other third-party vendors, negatively affecting our revenue and other financial results. A prolonged disruption of our business could also damage our reputation.

In addition, our ability to compete successfully in our market depends, in large part, on our ability to implement our growth strategy of expanding supply and distribution, improving placement of our products, attracting new consumers to our brand and introducing new products and product extensions. Our ability to implement this growth strategy depends, among other things, on our ability to:

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manage relationships with various suppliers, co-manufacturers, distributors, customers and other third parties, and expend time and effort to integrate new suppliers, co-manufacturers and customers into our fulfillment operations;

•	secure placement in stores for our products;

•	increase our brand recognition;

•	expand and maintain brand loyalty; and

•	develop new product lines and extensions.

We may not be able to implement our growth strategy successfully. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

We believe our consumers rely on us to provide them with high-quality pasture-raised products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results.

Our products may be subject to contamination by foreign materials or disease-producing organisms or pathogens, such as salmonella and E. coli. These organisms and pathogens are found generally in the environment and there is a risk that one or more could be present in our products, either as a result of food processing or as an inherent risk based on the nature of our products. These organisms and pathogens also can be introduced to our products as a result of improper handling at the further-processing, foodservice or consumer level. These risks may be controlled, but may not be eliminated, by adherence to good manufacturing practices and finished product testing. Shipment of contaminated products, even if inadvertent, could result in a violation of law and lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies, penalties and adverse publicity. In addition, products purchased from other producers, including co-manufacturers, could contain contaminants that we might inadvertently redistribute. If our products become contaminated, or if there is a potential health risk associated with our products, we or our co-manufacturers might decide or need to recall a product. Any product recall could result in a loss of consumer confidence in our products and adversely affect our reputation with existing and potential customers. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to potential listeria contamination at the production facility. In connection with the recall, our co-manufacturer elected to permanently close the affected production facility and move all production to a different facility, and as a result we were unable to supply customers with hard-boiled eggs for a period of time in the first quarter of fiscal 2020, which led to the loss of certain customer accounts for this product, the revenues from which were immaterial in the aggregate.

We also have no control over our products once purchased by consumers. For example, consumers may store our products under conditions and for periods of time inconsistent with USDA, U.S. Food and Drug Administration, or FDA, and other governmental guidelines, which may adversely affect the quality and safety of our products.

If consumers do not perceive our products to be of high quality or safe, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of consumers in the quality and safety of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our market positioning as a socially conscious purveyor of high-quality, pasture-raised products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, the growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our business, financial condition and results of operations could be adversely affected.

All of our pasture-raised shell eggs are processed at Egg Central Station in Springfield, Missouri. Any damage or disruption at this facility may harm our business.

All of our pasture-raised shell egg processing occurs at our facility in Springfield, Missouri. Any shutdown or period of reduced production at Egg Central Station, our shell egg processing facility, which may be caused by regulatory noncompliance or other issues, as well as other factors beyond our control, such as natural disaster, fire, power interruption, work stoppage, disease outbreaks or pandemics (such as COVID-19), equipment failure or delay in raw materials delivery, would significantly disrupt our ability to deliver our products in a timely manner, meet our contractual obligations and operate our business. Further, the processing equipment used for our pasture-raised shell eggs is costly to replace or repair, particularly because certain of our processing equipment is sourced internationally, and our equipment supply chains may be disrupted in connection with pandemics, such as COVID-19, trade wars or other factors. If any material amount of our machinery were damaged, we would be unable to predict when, if at all, we could replace or repair such machinery or find co-manufacturers with suitable alterative machinery, which could adversely affect our business, financial condition and operating results. We have property and business disruption insurance in place for Egg Central Station; however, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Failure to leverage our brand value propositions to compete against private label products, especially during economic downturn, may adversely affect our profitability.

In many product categories, we compete not only with other widely advertised branded products, but also with private label products that generally are sold at lower prices. Consumers are more likely to purchase our products if they believe that our products provide a higher quality and greater value than less expensive alternatives. If the difference in perceived value between our brands and private label products narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products at prices that are profitable for us. We believe that in periods of economic uncertainty, such as the current economic uncertainty surrounding COVID-19, consumers may purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our higher margin products or a shift in our product mix to lower margin offerings. In addition, our foodservice product sales will be reduced if consumers reduce the amount of food that they consume away from home at our foodservice customers, whether as a result of restaurant closures or government-ordered quarantines, travel restrictions or other social distancing directives in connection with the COVID-19 pandemic, or in other times of economic uncertainty.

We must expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and our programs may or may not be successful.

In order to remain competitive and expand and keep shelf placement for our products, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could impact our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve our brand’s market position or to introduce new products to the market, and participants in our industry are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts may not maintain our current reputation or lead to increased brand awareness. Further, social media platforms frequently change the algorithms that determine the ranking and display of results of a user’s search and may make other changes to the way results are displayed, or may increase the costs of such advertising, which can negatively affect the placement of our links and, therefore, reduce the number of visits to our website and social media channels or make such marketing cost-prohibitive. In addition, social media platforms typically require compliance with their policies and procedures, which may be subject to change or new interpretation with limited ability to negotiate, which could negatively impact our marketing capabilities. If we are unable to maintain and promote a favorable perception of our brand and products on a cost-effective basis, our business, financial condition and results of operations could be adversely affected.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Vital Farms brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, food safety, quality assurance, marketing and merchandising efforts, our continued focus on animal welfare, the environment and sustainability and our ability to provide a consistent, high-quality consumer and customer experience. Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, customers, suppliers or co-manufacturers, including changes to our products or packaging, adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand and significantly damage our business.

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brand, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on the perceived value and quality of our products, consumers’ desire to purchase ethically produced products at a premium, offerings of our competitors, our ability to offer new and relevant products and the effectiveness of our marketing efforts, among other items. For example, because our pasture-raised shell eggs are sold to consumers at a premium price point, when prices for commodity shell eggs fall relative to the price of our pasture-raised shell eggs, we may be unable to entice price-sensitive consumers to try our products. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition and operating results would be adversely affected.

Our sales and profits are dependent upon our ability to expand existing customer relationships and acquire new customers.

Our business depends on our ability to increase our household penetration, to expand the number of products sold through existing retail customers, to grow within the foodservice channel and to strengthen our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. For example, retailers continue to aggressively market their private label products, which could reduce demand for our products. The expansion of our business also depends on our ability over the long term to obtain customers in additional distribution channels, such as convenience, drugstore, club, military and international markets. Any growth in distribution channels may also affect our existing customer relationships and present additional challenges, including related to pricing strategies. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including related to consumer acceptance of our efforts. Our failure to obtain new customers, or expand our business with existing customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Demand for shell eggs is subject to seasonal fluctuations and can adversely impact our results of operations in certain quarters.

Demand for shell eggs fluctuates in response to seasonal factors. Shell egg demand tends to increase with the start of the school year and is highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter, and the lowest during the summer months. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons. If we are not correct in predicting our future shell egg demand, we may experience a supply and demand shell egg imbalance. This imbalance between supply and demand can adversely impact our results of operations at certain times of the year.

Packaging costs are volatile and may rise significantly, which may negatively impact our profitability, and any reduced availability of packaging supplies may otherwise impact our business.

We and our co-manufacturers purchase and use significant quantities of cardboard, glass, corrugated fiberboard, kraft paper, flexible plastic, flexible film and paperboard to package our products. Costs of packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade. Volatility in the prices of supplies we and our co-manufacturers purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. Additionally, if the availability of certain packaging supplies is limited due to factors beyond our control (including as a result of the COVID-19 pandemic), or if packaging supplies do not meet our standards, we may make changes to our product packaging, which could negatively impact the perception of our brand. For example, in connection with increased demand for shell eggs in relation to the COVID-19 pandemic, the supplier of substantially all of our shell egg cartons began to prioritize packaging for core egg products (such as 12-count packages), and we separately experienced certain quality issues with our 18-count egg cartons. As a result of these events, and in order to otherwise meet demand for our products, we began using recycled plastic packaging for a small number of our shell egg products. If we are not successful in managing our packaging costs or the supply of packaging that meets our standards to use for our products, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, any of these factors could adversely affect our business, financial condition and results of operations.

Our net revenue and earnings may fluctuate as a result of price concessions, promotional activities and chargebacks.

Retailers may require price concessions that would negatively impact our margins and our profitability. If we are not able to lower our cost structure adequately in response to customer pricing demands, and if we are not able to attract and retain a profitable customer mix and a profitable product mix, our profitability could continue to be adversely affected.

In addition, we periodically offer sales incentives through various programs to customers and consumers, including rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We also periodically provide chargebacks to our customers, which include credits or discounts to customers in the event that products do not conform to customer specifications or expire at a customer’s site. The cost associated with promotions and chargebacks is estimated and recorded as a reduction in net revenue. We anticipate that these price concessions and promotional activities could adversely impact our net revenue and that changes in such activities could adversely impact period-over-period results. If we are not correct in predicting the performance of such promotions, or if we are not correct in estimating chargebacks, our business, financial condition and results of operations would be adversely affected.

If we fail to retain and motivate members of our management team or other key crew members, or fail to attract, train and retain additional qualified crew members to support our operations, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers as well as our other key crew members. These executives and key crew members have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. From time to time, there may be changes in our executive management team or other key crew members resulting from the hiring or departure of these personnel. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our crew members and lead our company, could harm our business.

In addition, our success depends in part upon our ability to attract, train and retain a sufficient number of crew members who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain crew members capable of meeting our business needs and expectations, our business and brand image may be impaired. For example, in Springfield, Missouri, where Egg Central Station in located, there is a tight labor market. As a result of this tight labor market, we may be unable to attract and retain crew members with the skills we require. Any failure to meet our staffing needs or any material increase in turnover rates of our crew members may adversely affect our business, financial condition and results of operations.

If we cannot maintain our company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our purpose have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our crew members. Any failure to preserve our culture or focus on our purpose could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our purpose our business and competitive position may be harmed.

Our operations are geographically consolidated. A major tornado or other natural disaster within the region in which we operate could seriously disrupt our entire business.

Egg Central Station, our shell egg processing facility, is located in Springfield, Missouri. This facility and our network of small family farms are concentrated in the Midwestern portion of the Pasture Belt. The pasture-raised milk for our butter is sourced from, and the butter is manufactured near, a geographically concentrated network of more than 50 farms, the majority of which are in the Midwest. The impact of natural disasters such as tornadoes, drought or flood within these areas is difficult to predict, but such a natural disaster could seriously disrupt our entire business. Our insurance may not adequately cover our losses and expenses in the event of such a natural disaster. As a result, natural disasters within these areas could lead to substantial losses.

We may be subject to significant liability that is not covered by insurance.

Although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such inventory and business interruption losses may not be covered by our insurance policies. We also expect that as a newly public company, it will be more difficult and more expensive for us to obtain director and officer liability insurance than when we operated as a private company, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

Our inability to maintain our GFSI and SQF Select Site certifications may negatively affect our reputation.

The SQFI administers the SQF Program, which is a third-party auditing program that examines and certifies food producers with respect to certain aspects of the producer’s business, including food safety, quality control and social, environmental and occupational health and safety management systems. The SQF Select Site certification is one of a number of available SQF certifications and involves both auditing for food safety issues and unannounced inspections by SQF personnel on an annual basis.

The Global Food Safety Initiative, or GFSI, is a private organization established and managed by an international trade association, The Consumer Goods Forum. GFSI operates a benchmarking scheme whereby certification bodies, such as the SQF Program, are “recognized” as meeting certain criteria maintained by GFSI. GFSI itself does not certify or accredit entities in the food industry.

SQF Select Site certification and the GFSI recognition of the SQF Program do not themselves have any independent legal significance and do not necessarily signal regulatory compliance. As a practice matter, however, certain retailers, including some of our largest customers, require SQF certification or certification by another GFSI-recognized program as a condition for doing business. Loss of SQF Select Site certification could impair our ability to do business with these customers, which could materially and adversely affect our business, financial condition and operating results.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, contingent consideration and the valuation of our stock-based compensation awards, including the determination of fair value of our common stock, among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, including in connection with the COVID-19 pandemic, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Risks Related to Socioeconomic, Political and Environmental Factors

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

In connection with the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there is likely to be an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect our supply chain as well as the demand for our products. While at this time we are working to manage and mitigate potential disruptions to our supply chain, and we have not experienced decreases in demand or material financial impacts as compared to prior periods, the fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

The impact of COVID-19 on any of our suppliers, co-manufacturers, distributors or transportation or logistics providers may negatively affect the price and availability of our raw materials and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time, our ability to meet the demands of our customers may be materially impacted. Additionally, while Egg Central Station, a shell egg processing facility we operate in Springfield, Missouri, remains operational, if we are forced to scale back hours of operation or close this facility in response to the pandemic, we expect our business, financial condition and results of operations would be materially and adversely affected.

Further, COVID-19 may impact customer and consumer demand. Retail and grocery stores may be impacted if governments continue to implement regional business closures, quarantines, travel restrictions and other social distancing directives to slow the spread of the virus. Further, to the extent our customers’ operations are negatively impacted, our customers may reduce demand for or spending on our products, or customers or distributors may delay payments to us or request payment or other concessions. There may also be significant reductions or volatility in consumer demand for our products due to travel restrictions or social distancing directives, as well as the temporary inability of consumers to purchase our products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, decreased consumer confidence and spending or pantry-loading activity, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations. Additionally, we may be unable to effectively modify our trade promotion and advertising activities to reflect changing consumer viewing and shopping habits due to event cancellations, reduced in-store visits and travel restrictions, among other things. Further, governmental restrictions on the movement of people, public gatherings and businesses are likely to result in fewer people eating out and greater numbers of restaurant closures, both of which would negatively affect our foodservice business.

In addition, any health and safety concerns and/or demands on agency resources related to the COVID-19 pandemic that prevent the FDA or USDA from conducting their regular regulatory activities could significantly impact the ability of these agencies to regulate our products, which could have a material adverse effect on our business.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could have a material adverse effect on our business, financial condition results of operations and cash flows, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

A U.S. federal government shutdown could have a material adverse impact on our results of operations and financial condition.

The partial shutdown of the U.S. federal government that began in late 2018 and continued into 2019 adversely impacted many of our family farmers’ ability to access capital, as these farmers receive funding through farm loan programs of the USDA Farm Service Agency. The partial shutdown also impacted our ability to receive governmental approvals for products and labeling of new products. Another U.S. federal government shutdown of similar or greater duration could similarly impact our business, which could have a material adverse effect on our results of operations and financial condition.

Climate change may negatively affect our business and operations.

Our network of small family farms are all geographically located in a region that provides an environment conducive to year round pasture raising chickens and cows. In addition, the concentration of these farms allows for efficient transportation of pasture-raised eggs to Egg Central Station and of pasture-raised milk to our butter and ghee co-manufacturing facilities. However, there is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on the year-round habitability of the region for chickens and cows, we may be subject to decreased availability or less favorable pricing for pasture-raised eggs and milk. Even if eggs and milk are available from other regions, they may not be pasture-raised due to certain regional weather conditions not being conducive to pasture raising. We may also incur increased transportation, storage and processing costs if we are unable to source pasture-raised eggs and milk within a certain distance from Egg Central Station and co-manufacturing facilities.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In particular, consumers may reduce the amount of pasture-raised products that they purchase where there are more affordable products, including caged, cage-free and free-range egg and egg product offerings, which generally have lower retail prices than our pasture-raised eggs. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Further, our foodservice product sales will be reduced if consumers reduce the amount of food they consume away from home at our foodservice customers, whether as a result of restaurant closures or government-ordered quarantines, travel restrictions and other social distancing directives in connection with the COVID-19 pandemic, or in other times of economic uncertainty. Distributors and customers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailer and foodservice customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Risks Related to Legal and Government Regulation

Food safety and food-borne illness incidents or advertising or product mislabeling may materially and adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Illness, injury or death related to allergens, food-borne illnesses, foreign material contamination or other food safety incidents caused by our products, or involving our suppliers, could result in the disruption or discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. Our co-manufacturer elected to permanently close the affected production facility and move all production to a different facility, which did not have sufficient capacity to meet product demand. As a result we were unable to supply customers with hard-boiled eggs for a period of time in the first quarter of fiscal 2020. Our co-manufacturers are currently able to meet our product demand for hard-boiled eggs due to the effects of COVID-19 on the foodservice industry. However, we may experience supply issues once the foodservice industry returns to full capacity, which may lead to additional loss of customers.

Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA or USDA regulations and policies, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could be outside the scope of our existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into food products, as well as product substitution. Governmental regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could adversely affect our business, financial condition and operating results.

Our operations are subject to FDA and USDA federal regulation and state regulation, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the FDA, the USDA and other federal, state and local authorities. With respect to eggs in particular, the FDA and the USDA split jurisdiction depending on the type of product involved. While the FDA has primary responsibility for the regulation of shell eggs, the USDA has primary responsibility for the regulation of dried, frozen or liquid eggs and other “egg products,” subject to certain exceptions. Specifically, our shell eggs, butter, hard-boiled eggs, ghee and egg bite products are subject to the requirements of the Federal Food, Drug, and Cosmetic Act, as amended, or the FDCA, and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labeling and safety of most food products. The FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices, or cGMPs, and supplier verification requirements. Our shell egg operations are further subject to FDA regulatory requirements governing the production, storage and transportation of shell eggs for the control of salmonella. FDA-inspected processing facilities are subject to periodic and “for cause” inspection by federal, state and local authorities. In addition, certain of our products, such as our liquid whole egg and certain of our egg bite products, are subject to regulation by the USDA, including facility registration, inspection, manufacturing and labeling requirements. We do not control the manufacturing processes of, and rely upon, our co-manufacturers for compliance with cGMPs and other regulatory requirements for the manufacturing of our products that is conducted by our co-manufacturers. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA, the USDA or others, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, result in our co-manufacturers’ inability to continue manufacturing for us, result in a recall of our products that have already been distributed and result in damage to our brand and reputation. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. We rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the USDA or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be adversely impacted.

Our liquid whole eggs are subject to the requirements of the Egg Products Inspection Act, or EPIA, and regulations promulgated thereunder by the USDA. The USDA has comprehensive regulations in place that apply to establishments that break, dry and process shell eggs into liquid egg products. This regulatory scheme governs the manufacturing, processing, pasteurizations, packaging, labeling and safety of egg products. Under the EPIA and USDA regulations, establishments that manufacture egg products must comply with the USDA’s requirements for sanitation, temperature control, pasteurization and labeling. In addition, in September 2020, the USDA announced that it had finalized its Egg Products Inspection Rule. Pursuant to the regulatory requirements established by this rule, we anticipate that our co-manufacturers’ liquid whole egg establishment will be required to implement Hazard Analysis and Critical Control Point plans within two years after publication of the final rule in the Federal Register, and will further be required to implement Sanitary Standard Operating Procedures within one year after publication in the Federal Register. Certain of our egg bite products that contain bacon and ham are also subject to USDA regulation, pursuant to the Federal Meat Inspection Act, or FMIA. The FMIA and USDA regulations establish registration, inspection, recordkeeping, labeling and other requirements governing certain products that contain meat, including our products. We do not control the manufacturing processes of, and rely upon, our co-manufacturers for compliance with USDA regulations for the manufacturing of our liquid egg and egg bite products that is conducted by our co-manufacturers. If we or our co-manufacturers cannot successfully manufacture liquid whole eggs or egg bites that conform to our specifications and the strict regulatory requirements of the USDA or others, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us, or could result in a recall of our product that has already been distributed. In addition, we rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the USDA or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be materially impacted.

In addition to regulation pursuant to the FDCA, EPIA and FMIA, some of our products are subject to the Agricultural Marketing Act of 1946, or the AMA. The AMA governs voluntary grade claims that appear on some of our products and are administered by the USDA Agricultural Marketing Service, or AMS. For instance, our shell eggs, including those handled by our co-manufacturers, are graded for quality by USDA AMS grading personnel. Similarly, our butter product, including those handled by our co-manufacturers, are graded for flavor, body, color and salt content. We do not control the processes in place on our contract farms or with our co-manufacturers (which can affect the assigned grade), and rely upon both to provide us quality, fresh products that meet our stringent quality standards. If we, or our network of family farms and co-manufacturers, cannot successfully manufacture products that confirm with our quality specifications or meet appropriate grading standards under the AMA, we may have difficulty marketing our products or may be required to source our products from other farms and co-manufacturers.

Our products that are labeled as “organic” are subject to the requirements of the Organic Foods Production Act, or OFPA, and the USDA’s National Organic Program, or NOP, regulations. The OFPA is a comprehensive regulatory scheme that mandates certain practices and prohibits other practices pertaining to the raising of animals and handling and processing of food products. We, and our network of family farms and co-manufacturers, contract with NOP-accredited certifying agents to ensure that our organic products are produced in compliance with the OFPA and NOP regulations. We do not control the farms where our products are raised and rely on the farms for compliance with the on-farm requirements of the OFPA and NOP regulations. Similarly, we do not control the manufacturing processes of, and we rely upon, our co-manufacturers for compliance with requirements of the OFPA and NOP regulations with respect to organic products handled and manufactured by our co-manufacturers. If we, the farms or the co-manufacturers cannot successfully raise and manufacture products that meet the strict regulatory requirements of the OFPA and the NOP, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products as “organic,” could result in the farms or co-manufacturers’ inability to continue to raise farm products or manufacture food for us, or we, the farms, or the co-manufacturer could lose the right to market products as “organic,” and subject us, the farms, or co-manufacturers to civil monetary penalties. If the USDA or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be materially impacted.

We are also subject to state and local regulations, including product requirements, labeling requirements and import restrictions. For example, the State of Iowa requires that grocery stores which participate in the Special Supplement Nutrition Program for Women, Infants, and Children, and which sell eggs produced by chickens advertised as being housed in cage-free, free-range or enriched colony cage environments, also sell “conventional” eggs produced by chickens that are not so advertised. That regulation impacted the space allocation for non-caged eggs on the shelves of retailers in Iowa and their willingness to carry our eggs. In addition, one or more states could pass regulations that establish requirements that our products would not satisfy. If our products fail to meet such individual state standards or are restricted from being imported into a state by state regulatory requirements, our business, financial condition or results of operations could be materially and adversely affected.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that our products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us, the farms or the co-manufacturers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co-manufacturers’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our operating results and business. See the section titled “Business—Government Regulation.”

Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, results of operations and financial condition.

The manufacture and marketing of food products is highly regulated. We, our suppliers and co-manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our crew members and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including the FDA, the USDA, the Federal Trade Commission, or FTC, the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, as well as various state and local agencies. We are also regulated outside the United States by various international regulatory bodies. In addition, we are subject to certain standards, such as GFSI standards and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

The regulatory environment in which we operate could change significantly and adversely in the future. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations.

Failure by our network of family farms, suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our network of family farms, suppliers or co-manufacturers fail to comply with food safety, environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our reputation could be harmed. Additionally, the farms and co-manufacturers are required to maintain the quality of our products and to comply with our standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative farms, suppliers or co-manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance by the farms, suppliers and co-manufacturers. As a result, our supply of pasture-raised eggs and other raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, results of operations and financial condition. The failure of any partner farmer or co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government or third-party actions and economic loss. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of pasture-raised eggs and other raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, financial condition and results of operations.

We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations.

Our business operations and ownership and past and present operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment and natural resources. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on our business. We could also experience in the future significant opposition from third parties with respect to our business, including environmental non-governmental organizations, neighborhood groups and municipalities. Additionally, new matters or sites may be identified in the future that will require additional environmental investigation, assessment, or expenditures, which could cause additional capital expenditures. Future discovery of contamination of property underlying or in the vicinity of our present properties or facilities and/or waste disposal sites could require us to incur additional expenses, delays to our business and to our proposed construction. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect our business, financial condition and results of operations.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to a heightened risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our crew members, consultants, independent contractors, suppliers, co-manufacturers or distributors will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.

Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Risks Related to Our Status as a Certified B Corporation and Public Benefit Corporation

Our status as a public benefit corporation and a Certified B Corporation may not result in the benefits that we anticipate.

We have elected to be classified as a public benefit corporation under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to disclose to stockholders a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we have been designated as a “Certified B Corporation,” which refers to companies that are certified as meeting certain levels of social and environmental performance, accountability and transparency. The standards for Certified B Corporation certification are set by an independent organization and may change over time. Currently, we are required to recertify as a Certified B Corporation once every three years, with our next certification required by February 22, 2021. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet the certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines.

As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders, (ii) the best interests of those materially affected by our conduct and (iii) specific public benefits identified in our charter documents. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example:

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we may choose to revise our policies in ways that we believe will be beneficial to our stakeholders, including farmers, suppliers, crew members and local communities, even though the changes may be costly;

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we may take actions, such as building state-of-the-art facilities with technology and quality control mechanisms that exceed the requirements of USDA and the FDA, even though these actions may be more costly than other alternatives;

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we may be influenced to pursue programs and services to demonstrate our commitment to the communities to which we serve and bringing ethically produced food to the table even though there is no immediate return to our stockholders; or

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in responding to a possible proposal to acquire the company, our board of directors may be influenced by the interests of our stakeholders, including farmers, suppliers, crew members and local communities, whose interests may be different from the interests of our stockholders.

We may be unable or slow to realize the benefits we expect from actions taken to benefit our stakeholders, including farmers, suppliers, crew members and local communities, which could adversely affect our business, financial condition and results of operations, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

As a Delaware public benefit corporation, our stockholders (if they, individually or collectively, own at least 2% of our outstanding capital stock or shares having at least $2 million in market value (whichever is less)) are entitled to file a derivative lawsuit claiming that our directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

Risks Related to Being a Public Company

We previously identified two material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Prior to our initial public offering, or IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our financial statements for fiscal 2018, we identified two material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We determined that we had two material weaknesses because (i) we did not maintain a sufficient complement of personnel with an appropriate degree of technical knowledge commensurate with our accounting and reporting requirements and (ii) we did not design our controls sufficiently to completely and accurately record our accrued liabilities and other estimates at period end. As a result, there were certain post-close adjustments that were required that were material to the financial statements. These material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. In connection with the audit of our financial statements for 2019, we determined that the previously identified material weaknesses had been remediated.

To address these material weaknesses, we hired additional accounting personnel and implemented process level and management review controls. We can give no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations.

As a newly public company, we are required to further design, document and test our internal controls over financial reporting to comply with Section 404. We cannot be certain that additional material weaknesses and control deficiencies will not be discovered in the future. If material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline. If we have material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not fairly state our financial position or results of operations. Either of those events could have an adverse effect on the value of our common stock.

Further, even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) December 28, 2025; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such fiscal year.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant finance, legal, accounting and other expenses, including director and officer liability insurance, that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 30, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the date we are no longer an emerging growth company. To prepare for eventual compliance with Section 404, we will be engaged in a costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

Risks Related to Information Technology and Intellectual Property

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have an adverse effect on our business.

A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our crew members, suppliers, co-manufacturers, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Cybersecurity incidents are increasing in their frequency, sophistication and intensity, with third-party phishing and social engineering attacks in particular increasing in connection with the COVID-19 pandemic. Our business involves sensitive information and intellectual property, including customers’, distributors’ and suppliers’ information, private information about crew members and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we also intend to expand and improve our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation or release of sensitive information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers and distributors, potential liability and competitive disadvantage all of which could have an adverse effect on our business, financial condition or results of operations.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. Our trademarks are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We have invested a significant amount of money in establishing and promoting our trademarked brands. We also rely on unpatented proprietary expertise and copyright protection to develop and maintain our competitive position. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including our trademarks and copyrights.

We rely on confidentiality agreements and trademark and copyright law to protect our intellectual property rights. Our confidentiality agreements with our crew members and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have an adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	announcements or concerns regarding real or perceived quality or health issues with our products or similar products of our competitors;

•	adoption of new regulations applicable to the food industry or the expectations concerning future regulatory developments;

•	our involvement in litigation;

•	sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our common stock; and

•	changes in the anticipated future size and growth rate of our market.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our common stock, particularly in light of uncertainties surrounding the ongoing COVID-19 pandemic and the related impacts.

An active public market for our common stock may not develop or be sustained.

Prior to the closing of our IPO on August 4, 2020, no public market for our common stock existed. An active public trading market for our common stock may not continue to develop or, if further developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

Insiders have substantial control over us and will be able to influence corporate matters.

Based on the number of shares outstanding as of September 27, 2020, after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), our directors, officers and stockholders holding more than 5% of our outstanding stock, together with their affiliates, will hold, in the aggregate, approximately    % of our outstanding capital stock. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock outstanding prior to our IPO are subject to lock-up agreements entered into in connection with our IPO that restrict their ability to transfer shares of our capital stock through January 26, 2021, subject to certain exceptions, including an exception granted by Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC to permit the selling stockholders named in this prospectus to offer an aggregate of 5,000,000 shares of common stock, plus an additional 750,000 shares of common stock if the underwriters exercise their option in full. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell other shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the shares of common stock subject to such IPO lock-up agreements will become eligible for sale on January 27, 2021, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, as of September 27, 2020, there were 5,757,814 shares of common stock issuable upon the exercise of outstanding stock options or subject to vesting of outstanding restricted stock awards. We have registered all of the shares of common stock issuable upon exercise of outstanding stock options, vesting of outstanding restricted stock awards or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Further, based on shares outstanding as of September 27, 2020, after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), holders of approximately 23,230,569 shares, or 58.9% of our capital stock, as well as holders of 965,675 shares issuable upon the exercise of outstanding vested and unvested stock options, have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

We do not intend to pay dividends for the foreseeable future.

While we have previously paid cash dividends on our capital stock, we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and provisions of Delaware law applicable to us as a public benefit corporation, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock; and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Also, as a public benefit corporation, our board of directors is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our certificate of incorporation. Additionally, pursuant to our amended and restated certificate of incorporation, a vote of at least 66 2/3% of our outstanding shares of voting stock is required for matters directly or indirectly amending or removing our public benefit purpose, or to effect a merger or consolidation involving stock consideration with an entity that is not a public benefit corporation with an identical public benefit to ours. We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which could restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; any action as to which the Delaware General Corporation Law confers jurisdiction to the court of Chancery of the State of Delaware; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act of 1934, as amended, or the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. While Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us and our directors, officers or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require further significant additional costs associated with resolving the dispute in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions, any of which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•

the effects of the current COVID-19 pandemic, or of other global outbreaks of pandemics or contagious diseases or fear of such outbreaks, including on our supply chain, the demand for our products, and on overall economic conditions and consumer confidence and spending levels;

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to acquire new customers and successfully retain existing customers;

•	our ability to attract and retain our suppliers, distributors and co-manufacturers;

•	our ability to sustain or increase our profitability;

•	our ability to procure sufficient high quality eggs, butter and other raw materials;

•	real or perceived quality with our products or other issues that adversely affect our brand and reputation;

•	changes in the tastes and preferences of our consumers;

•	the financial condition of, and our relationships with, our suppliers, co-manufacturers, distributors, retailers and foodservice customers, as well as the health of the foodservice industry generally;

•	real or perceived quality or health issues with our products or other issues that adversely affect our brand and reputation;

•	the ability of our suppliers and co-manufacturers to comply with food safety, environmental or other laws or regulations;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth;

•	our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance;

•	our ability to compete effectively with existing competitors and new market entrants;

•	the impact of adverse economic conditions;

•	the sufficiency of our cash to meet our liquidity needs and service our indebtedness;

•	seasonality; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from this offering. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions. See the sections titled “Certain Relationships and Related Party Transactions—Registration Rights” and “Description of Capital Stock—Stockholder Registration Rights” for more information.

DIVIDEND POLICY

We declared cash dividends on our common stock in June 2013 totaling approximately $0.3 million. We cannot provide any assurance that we will declare or pay cash dividends on our capital stock in the future. In addition, our ability to pay dividends on our capital stock is subject to limitations under the terms of our credit facility agreement with PNC Bank, National Association, or Credit Facility. See Note 11 to our consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on the Credit Facility. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including in our then-existing debt arrangements), capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 27, 2020.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

September 27, 2020
Actual
(in thousands except share and per share amounts)
Cash and cash equivalents	$112,619

Long-term debt, net of issuance costs, including current portion	7,584
Stockholders’ equity:
Common stock, $0.0001 par value per share, 310,000,000 shares authorized as of September 27, 2020 (unaudited); 39,432,161 shares issued and outstanding as of September 27, 2020 (unaudited)	5
Treasury stock, 5,494,918 shares, at cost	(16,276)
Additional paid-in capital	143,265
Retained earnings	14,825

Total stockholders’ equity attributable to Vital Farms, Inc. common stockholders	141,819

Total capitalization	$149,403

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019 and the selected consolidated balance sheet data as of December 30, 2018 and December 29, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected condensed consolidated statements of operations data for the 39-week periods ended September 29, 2019 and September 27, 2020 and the selected condensed consolidated balance sheet data as of September 27, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Fiscal Year Ended			39-Week Period Ended
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$74,000	$106,713	$140,733	$99,312	$160,287
Cost of goods sold	55,612	71,894	97,856	66,208	103,384

Gross profit	18,388	34,819	42,877	33,104	56,903
Operating expenses:
Selling, general and administrative(1)	14,261	19,437	29,526	16,991	31,832
Shipping and distribution	5,724	8,615	10,001	6,757	10,693

Total operating expenses	19,985	28,052	39,527	23,748	42,525

(Loss) income from operations	(1,597)	6,767	3,350	9,356	14,378

Other (expense) income, net
Interest expense, net	(524)	(424)	(349)	(250)	(365)
Other income (expense), net	9	9	1,417	1,369	(182)

Total other (expense) income, net	(515)	(415)	1,068	1,119	(547)

Net (loss) income before income taxes	(2,112)	6,352	4,418	10,475	13,831
Provision for income taxes	33	723	1,106	2,839	4,300

Net (loss) income	(2,145)	5,629	3,312	7,636	9,531
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)	927	950	(54)

Net (loss) income attributable to Vital Farms, Inc. common stockholders, basic and diluted	$(1,920)	$5,797	$2,385	$6,686	$9,585

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	$(0.07)	$0.22	$0.09	$0.26	$0.33

Diluted	$(0.07)	$0.16	$0.07	$0.18	$0.29

Weighted-average shares used to compute net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	25,795,865	25,809,665	25,897,223	26,197,567	28,664,914

Diluted	25,795,865	35,258,594	36,071,015	36,959,507	33,275,902

(1)

Includes stock-based compensation expense of $495, $600 and $1,029 for the fiscal years 2017, 2018 and 2019, respectively, and $576 and $1,481 for the 39-week periods ended September 29, 2019 and September 27, 2020, respectively.

(2)

See Note 17 to our consolidated financial statements and Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of
	December 30, 2018	December 29, 2019	September 27, 2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,815	$1,274	$112,619
Working capital(1)	10,289	9,653	119,845
Total assets	49,855	61,948	177,593
Long-term debt, net of issuance costs, including current portion	3,807	5,056	7,584
Contingent consideration, including current portion	991	652	170
Total liabilities	22,377	30,099	35,574
Convertible preferred stock	23,036	23,036	—
Total stockholders’ equity	4,267	8,638	141,844

(1)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and in the section titled “Risk Factors.”

Overview

Vital Farms is an ethical food company that is disrupting the U.S. food system. We have developed a framework that challenges the norms of the incumbent food model and allows us to bring high-quality products from our network of small family farms to a national audience. This framework has enabled us to become the leading U.S. brand of pasture-raised eggs and butter and the second largest U.S. egg brand by retail dollar sales. Our ethics are exemplified by our focus on the humane treatment of farm animals and sustainable farming practices. We believe these standards produce happy hens with varied diets, which produce better eggs. There is a seismic shift in consumer demand for ethically produced, natural, traceable, clean label, great-tasting and nutritious foods. Supported by a steadfast adherence to the values on which we were founded, we have designed our brand and products to appeal to this consumer movement.

Our purpose is rooted in a commitment to Conscious Capitalism, which prioritizes the long-term benefits of each of our stakeholders (farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders). Our business decisions consider the impact on all of our stakeholders, in contrast with the factory farming model, which principally emphasizes cost reduction at the expense of animals, farmers, consumers, crew members, communities and the environment. These principles guide our day-to-day operations and, we believe, help us deliver a more sustainable and successful business. Our approach has been validated by our financial performance and our designation as a Certified B Corporation, a certification reserved for businesses that balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability. Vital Farms was founded in 2008, and our pasture-raised shell eggs were launched at Whole Foods Market, Inc., or Whole Foods, in the same year. Since then, we have expanded our operations and our portfolio of pasture-raised food products as illustrated below:

We source our pasture-raised products from a network of approximately 200 small family farms. We have strategically designed our supply chain to ensure high-production standards and optimal year-round operation. We are motivated by the positive impact we have on rural communities and enjoy a strong relationship and reputation with our network of farmers.

We primarily work with our farms pursuant to buy-sell contracts. Under these arrangements, the farmer is responsible for all of the working capital and investments required to produce the eggs and manage the farm, including purchasing the birds and feed supply. We are contractually obligated to purchase all of the eggs produced by the farmer during the term of the contract at an agreed upon price that depends upon pallet weight and is indexed quarterly in arrears for changes in feed cost.

We believe we are a strategic and valuable partner to retailers. We have continued to command premium prices for our products, including our shell eggs, which sell for as much as three times the price of commodity eggs. Our loyal and growing consumer base has fueled the expansion of our brand from the natural channel to the mainstream channel. We believe the success of our brand demonstrates that consumers are demanding premium products that meet a higher ethical standard of food production. We have a strong presence at The Kroger Co., or Kroger, Sprouts Farmers Market, or Spouts, Target Corporation and Whole Foods, and we also sell our pasture-raised products at Albertsons Companies, Inc., Publix Super Markets, Inc. and Walmart Inc. We offer 23 retail SKUs through a multi-channel retail distribution network. We believe we have significant room for growth within the retail and, in the medium- to long-term, foodservice channels through growing brand awareness, gaining additional points of distribution and new product innovation.

Our shell eggs are collected from farmers by a third-party freight carrier and placed in cold storage until we pack them for shipping to our customers at our state-of-the-art shell egg processing facility, Egg Central Station. Egg Central Station is approximately 82,000 square feet and utilizes highly automated equipment to grade and package our shell egg products. Egg Central Station is capable of packing three million eggs per day and has achieved Safe Quality Food, or SQF, Level 3 certification, the highest level of such certification from the Global Food Safety Initiative. In addition, Egg Central Station is the only egg facility, and we are one of only six companies globally to have received the SQF Institute, or SQFI, Select Site certification. Our products are distributed through a broker-distributor-retailer network whereby brokers represent our products to distributors and retailers who will in turn sell our products to consumers. We serve the majority of natural channel customers through food distributors, such as US Foods, Inc., or US Foods, and KeHE Distributors, LLC, or KeHE, which purchase, store, sell and deliver our products to Whole Foods and Sprouts, respectively. In fiscal years 2017, 2018 and 2019, UNFI accounted for approximately 36%, 36% and 35% of our net revenue, respectively, and KeHE accounted for approximately 9%, 10% and 11% of our net revenue, respectively. In the 39-week periods ended September 29, 2019 and September 27, 2020, KeHE accounted for 11% and 11% of our net revenue, respectively, UNFI (which was Whole Foods’ distributor through March 2020) accounted for 35% and 16% of our net revenue, respectively, and US Foods (which became Whole Foods’ distributor in April 2020) accounted for 0% and 15% of our net revenue, respectively. We serve mainstream retailers by arranging for delivery of our products directly through their distribution centers. We also leverage distributor relationships to fulfill orders for certain independent grocers and other customers.

We have experienced consistent sales growth. We had net revenue of $74.0 million, $106.7 million and $140.7 million, net (loss) income of $(2.1) million, $5.6 million and $3.3 million, and Adjusted EBITDA of $(0.2) million, $7.9 million and $6.4 million in the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively. We had net revenue of $99.3 million and $160.3 million, net income of $7.6 million and $9.5 million, and Adjusted EBITDA of $11.1 million and $16.9 million in the 39-week periods ended September 29, 2019 and September 27, 2020, respectively. See the section titled “—Non-GAAP Financial Measure—Adjusted EBITDA” below for the definition of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP.

On August 4, 2020, we completed our initial public offering, or IPO, of 10,699,573 shares of common stock at an offering price of $22.00 per share. We issued and sold 5,040,323 shares of common stock and the selling stockholders identified in the IPO prospectus sold 5,659,250 shares of common stock, including 1,395,596 shares of common stock sold by the selling stockholders pursuant to the underwriters’ exercise in full of their option to purchase additional shares. We received gross proceeds of approximately $110.9 million before deducting underwriting discounts, commissions and offering related transaction costs; we did not receive any proceeds from the sale of shares by the selling stockholders. Upon the closing of the IPO in August 2020, all of our then-outstanding shares of convertible preferred stock automatically converted into 8,192,876 shares of common stock on a one-for-one basis. Subsequent to the closing of the IPO, there were no shares of convertible preferred stock outstanding. The condensed consolidated financial statements as of September 27, 2020, including share and per share amounts, do not include the effects of the IPO.

COVID-19 Business Update

With the global spread of the ongoing COVID-19 pandemic, we have established a cross-functional task force and implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our business and our stakeholders, comprised of farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders. While we are not experiencing material adverse impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and distribution systems and the other risks and uncertainties associated with the pandemic, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. We continue to closely monitor the COVID-19 situation as we evolve our business continuity plans and response strategy. In March 2020, the majority of our crew members at our headquarters transitioned to working remotely.

Supply Chain

Egg Central Station currently continues to be operational and we have implemented a number of measures to prevent and mitigate any outbreak of COVID-19 at that facility; however, we are managing operations through “essential” on-site staff and flexible work arrangements, and may need to further modify or reduce operations due to the evolving effects of the COVID-19 pandemic.

We are working closely with our farmers, suppliers and third-party manufacturers to manage our supply chain activities and mitigate potential disruptions to our product supplies as a result of the COVID-19 pandemic. We currently expect to have an adequate supply of eggs to meet anticipated demand in fiscal 2020, as well as adequate capacity for packing and processing our eggs.

Additionally, as a result of the COVID-19 pandemic, there have been recent disruptions in the U.S. pasture-raised milk supply, including significant drops in prices and demand, which have resulted in the loss of suppliers. While we have worked with our co-manufacturers to mitigate these supply disruptions, and as a result there has been no impact on our ability to fill customer orders for pasture-raised butter or ghee products, we expect that these supply disruptions will continue for the foreseeable future and that they may be further exacerbated by the ongoing effects of the COVID-19 pandemic. If the COVID-19 pandemic persists for an extended period of time and further impacts egg or milk supply, or disrupts our essential distribution systems, we could experience disruptions to our supply chain and operations, and associated delays in the manufacturing and supply of our products, which would adversely impact our ability to generate sales of and revenues from our products.

Corporate Development

With cash and cash equivalents of $112.6 million as of September 27, 2020 and access to additional funds as a result of our IPO and under our credit facility agreement with PNC Bank, National Association, or Credit Facility, we anticipate having sufficient liquidity to make investments in our business this fiscal year in support of our long-term growth strategy. Our IPO, which was completed on August 4, 2020, resulted in net proceeds to us of approximately $99.7 million, after deducting underwriting discounts, commissions and offering costs associated with the offering. We expect that our cash and cash equivalents as of September 27, 2020, together with cash provided by our operating activities, proceeds from our IPO and proceeds from borrowings under our existing Credit Facility, will be sufficient to fund our operating expenses for at least the next 12 months and to make investments in our business in support of our long-term growth strategy. Our future capital requirements will depend on many factors, including our pace of new and existing customer growth, our investments in innovation, our investments in partnerships and unexplored channels and the costs associated with our expansion of Egg Central Station. We may be required to seek additional equity or debt financing. However, the COVID-19 pandemic continues to rapidly evolve and has already resulted in a significant disruption of global financial markets. If the disruption persists and deepens, we could experience an inability to access additional capital, which could in the future negatively affect our operations. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation and product expansion, we may not be able to compete successfully, which would harm our business, operations and results of operations.

Other Financial and Corporate Impacts

We believe recent increases in our net revenue have been driven in part by the impact of stay at home trends associated with COVID-19 whereby customers increase their purchases of staples such as eggs and butter. During the 8-week period ended April 19, 2020, a period we refer to as the “stock-up” period, approximately 440,000 households purchased Vital Farms eggs that had not previously purchased them during the year prior to this period. In the following 20-week period ended September 6, 2020, 30% of these new households made a repeat purchase. Of these new households making a repeat purchase, 72% purchased Vital Farms eggs multiple times. Approximately 680,000 households that had purchased Vital Farms eggs during the prior year also purchased Vital Farms eggs during the stock-up period. In the following 20-week period ended September 6, 2020, 70% of these retained households made a repeat purchase. Of these retained households making a purchase, 69% purchased Vital Farms eggs multiple times. Additionally, we believe that COVID-19 has accelerated the demand for e-commerce options in the retail channel. For example, our online fresh grocery sales at a key retailer have increased 342% during the 24 weeks ended September 5, 2020 compared to the same time period a year ago and as compared to an increase of 67% for retail sales overall for that same period; our “click & collect” sales at one national brick and mortar retailer have increased 246% over the 26 weeks ended August 28, 2020 compared to the same time period a year ago and as compared to an increase of 69% for retail sales overall for that same period; and our last mile delivery sales at a key partner have increased 206% year to date through the week ended September 11, 2020 compared to the same time period a year ago and as compared to an increase of 59% for retail sales overall for that same period. We anticipate that our performance will be affected by the duration of COVID-19’s impact on stay at home trends, and we do not have certainty that these trends will continue. Our net revenue may be more variable as a result.

The extent to which COVID-19 impacts our ability to expand our household penetration, grow within the retail channel and execute on our corporate development objectives will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in the United States, and the effectiveness of actions taken globally to contain and treat the disease. For example, if remote work policies for certain portions of our business, or for our business partners, are extended longer than we currently expect, we may need to reassess our priorities and our corporate objectives for the fiscal year. Additionally, while the transition of the majority of our headquarters crew members to remote working in March 2020 has not materially disrupted our business operations, our financial close or reporting processes or the functioning of our internal controls, we are continuing to monitor these processes and may need to adjust them in the future as a result of the fluid nature of the COVID-19 pandemic and its impact on our operations.

Our Fiscal Year

We report on a 52-53-week fiscal year, ending on the last Sunday in December, effective beginning with the first quarter of fiscal 2018. In a 52-53-week fiscal year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. Our first

53-week fiscal year will be fiscal 2023, which we expect to begin on December 26, 2022 and end on December 31, 2023. See Note 1 to our consolidated financial statements and Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details related to our fiscal calendar.

Key Factors Affecting Our Business

We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents significant opportunities for us, they also pose important challenges that we must successfully address to enable us to sustain the growth of our business and improve our results of operations.

Expand Household Penetration

We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethical, great-tasting and nutritious foods. We believe there is substantial opportunity to grow our consumer base and increase the velocity at which households purchase our products. U.S. household penetration for the shell egg category is approximately 98%, while the household penetration for our pasture-raised shell eggs is approximately 3.6%. We intend to increase household penetration by continuing to invest significantly in sales and marketing to educate consumers about our brand, our values and the premium quality of our products. We believe these efforts will educate consumers on the ethical value and the attractive attributes of pasture-raised food, generate further demand for our products and ultimately expand our consumer base. Our ability to attract new consumers will depend, among other things, on the perceived value and quality of our products, the offerings of our competitors and the effectiveness of our marketing efforts. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the U.S. natural food market in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives.

Grow Within the Retail Channel

We believe that our ability to increase the number of customers that sell our products to consumers is an indicator of our market penetration and our future business opportunities. We define our customers as the entities that sell our products to consumers. With certain of our retail customers, like Whole Foods and Sprouts, we sell our products through distributors. We are not able to precisely attribute our net revenue to a specific retailer for products sold through such channels. We rely on third-party data to calculate the portion of retail sales attributable to such retailers, but this data is inherently imprecise because it is based on gross sales generated by our products sold at retailers, without accounting for price concessions, promotional activities or chargebacks, and because it measures retail sales for only the portion of our retailers serviced through distributors. Based on this third-party data and internal analysis, Whole Foods accounted for approximately 37%, 33% and 31% of our retail sales in fiscal years 2017, 2018 and 2019, respectively, and Sprouts accounted for approximately 7%, 9% and 8% of our retail sales in fiscal years 2017, 2018 and 2019, respectively. Further, for the 39-week periods ended September 29, 2019 and September 27, 2020, Whole Foods accounted for approximately 30% and 28% of our retail sales, respectively, and Sprouts accounted for approximately 8% and 7% of our retail sales, respectively.

As of September 2020, there are more than 16,000 stores selling our products. We expect the retail channel to be our largest source of net revenue for the foreseeable future. By capturing greater shelf space, driving higher product velocities and increasing our SKU count, we believe there is meaningful runway for further growth with existing retail customers. Additionally, we believe there is significant opportunity to gain incremental stores from existing customers as well as by adding new retail customers. We also believe there is significant further long-term opportunity in additional distribution channels, including the convenience, drugstore, club, military and international markets. Our ability to execute on this strategy will increase our opportunities for incremental sales to consumers, and we also believe this growth will allow for margin expansion. To accomplish these objectives, we intend to continue leveraging consumer awareness of and demand for our brand, offering targeted sales incentives to our customers and utilizing customer-specific marketing tactics. Our ability to grow within the retail channel will depend on a number of factors, such as our customers’ satisfaction with the sales, product velocities and profitability of our products.

Expand Footprint Across Foodservice

We believe there is a significant opportunity to expand sales of our products in the foodservice channel in the medium- to long-term. In fiscal 2019, the foodservice channel accounted for approximately 2% of our net revenue, and in the 39-week period ended September 27, 2020, the foodservice channel accounted for approximately 1% of our net revenue. Our brand has a differentiated value proposition with consumers, who we believe are increasingly demanding ethically produced ingredients when they eat outside of the home. We believe that more consumers will look for our products on menus, particularly with foodservice partners whose values are aligned with our own, and that on-menu branding of our products as ingredients in popular meals and menu items will drive traffic and purchases in the foodservice channel. We also believe that branded foodservice offerings will further help drive consumer awareness of our brand and purchase rates of our products in the retail channel. One example of our successful foodservice programs is with Tacodeli LLC, a popular chain based in Austin, Texas, which sells breakfast tacos made exclusively with our pasture-raised shell eggs across 11 restaurant locations and more than 60 points of distribution, such as coffee shops and farmers market stands, across Texas. We also believe there is significant additional opportunity in micro-markets, corporate offices, the hospitality industry, and colleges and universities in the medium- to long-term. We intend to continue to invest in relationships with foodservice operators, including to support joint marketing and advertising of our products. Expansion in this channel will depend on the health of the foodservice industry generally and on our ability to successfully partner with foodservice operators in a manner that leverages and reinforces our value proposition with consumers.

Expand Our Product Offerings

We intend to continue to strengthen our product offerings by investing in innovation in new and existing categories. We launched pasture-raised hard-boiled eggs in 2018, pasture-raised ghee and liquid whole eggs in 2019 and egg bites in August 2020, and we believe there is opportunity to expand in the future into the refrigerated value-added dairy category, among others. Eggs generated $128.6 million, or 91%, of net revenue in fiscal 2019, and $147.7 million, or approximately 92%, of net revenue in the 39-week period ended September 27, 2020. We expect eggs will be our largest source of net revenue for the foreseeable future. We believe that investments in innovation will contribute to our long-term growth, including by reinforcing our efforts to increase household penetration. Our ability to successfully develop, market and sell new products will depend on a variety of factors, including the availability of capital to invest in innovation, as well as changing consumer preferences and demand for food products.

Components of Results of Operations

Net Revenue

We generate net revenue primarily from sales of our products, including pasture-raised eggs, pasture-raised butter and other ethically produced food, to our customers, which include natural retailers, mainstream retailers and foodservice partners. We sell our products to customers on a purchase-order basis. We serve the majority of our natural channel customers and certain independent grocers and other customers through food distributors, which purchase, store, sell and deliver our products to these customers.

We periodically offer sales incentives to our customers, including rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We periodically provide chargebacks to our customers, which include credits or discounts to customers in the event that products do not conform to customer expectations upon delivery or expire at a customer’s site. We record a provision for sales incentives at the later of the date at which the related revenue is recognized or when the sales incentive is offered. At the end of each accounting period, we recognize a liability for an estimated promotional allowance reserve. We treat chargebacks and discount offers, when accepted by customers, as a reduction of the sales price of the related transaction. We anticipate that these promotional activities, chargebacks and discount offers could impact our net revenue and that changes in such activities could impact period-over-period results.

Our pasture-raised shell eggs are sold to consumers at a premium price point, and when prices for commodity shell eggs fall relative to the price of our pasture-raised shell eggs, price-sensitive consumers may choose to purchase commodity shell eggs offered by our competitors instead of our pasture-raised eggs. As a result, low commodity shell egg prices may adversely affect our net revenue. Net revenue may also vary from period to period depending on the purchase orders we receive, the volume and mix of our products sold, and the channels through which our products are sold.

Gross Profit and Gross Margin

Gross profit consists of our net revenue less costs of goods sold. Gross profit was $42.9 million and gross margin was 30% in fiscal 2019, and gross profit was $56.9 million and gross margin was 35% in the 39-week period ended September 27, 2020. Gross profit and gross margin have been benefited by in-sourcing egg processing through Egg Central Station, which was completed in September 2017.

Gross profit and gross margin can be negatively affected by feed costs and commodity shell egg prices. As we continue to expand production, increase processing efficiency, leverage the cost of our fixed production and staff costs, and introduce new egg products to better utilize our existing egg supply, we expect to have the opportunity to increase our gross margins over time.

Operating Expenses

Operating expenses consist of selling, general and administrative and shipping and distribution expenses.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of broker and contractor fees for sales and marketing, and personnel costs for sales and marketing, finance, human resources and other administrative functions, consisting of salaries, benefits, bonuses, stock-based compensation expense and sales commissions. Selling, general and administrative expenses also include advertising and digital media costs, agency fees, travel and entertainment costs, and costs associated with consumer promotions, product samples, sales aids incurred to acquire new customers, retain existing customers and build our brand awareness, overhead costs for facilities, including associated depreciation and amortization expenses, and information technology-related expenses. We expect selling, general and administrative expenses to increase in absolute dollars as we continue to scale our operations to meet our product demand, continue to build brand equity across our product portfolio, add personnel to our sales and marketing organization, and operate as a public company with increased personnel costs in the finance, legal and accounting functions.

Shipping and Distribution

Shipping and distribution expenses consist primarily of costs related to third-party freight for our products. We expect shipping and distribution expenses to increase in absolute dollars in the medium to long term as we continue to scale our business.

Other (Expense) Income, Net

Other (expense) income, net consists primarily of interest paid on our term loan under our revolving credit, term loan and security agreement, or the Credit Facility. Other (expense) income, net also includes income earned on our money market funds included in cash and cash equivalents, interest income associated with our notes receivable from related parties and income earned related to a litigation settlement involving Ovabrite, Inc., or Ovabrite.

Provision for Income Taxes

Provision for income taxes consists of United States federal and state income taxes.

Net (Loss) Income Attributable to Noncontrolling Interests

In December 2016, we entered into an assignment and assumption agreement with Ovabrite, a technology company focused on developing technologies to detect egg fertility and chick gender. The initial stockholders of Ovabrite are also our stockholders, and the largest stockholder of Ovabrite is Matthew O’Hayer, our founder and executive chairman. In addition, we provide substantially all of the funding for the operations of Ovabrite.

Based upon this and other aspects of Ovabrite’s design and operation, we determined that Ovabrite is a variable interest entity, or VIE, and we are the primary beneficiary as we have (i) the power to direct the activities of Ovabrite that most significantly impact Ovabrite’s economic performance and (ii) the obligation to absorb losses that could potentially be significant to Ovabrite, or the right to receive benefits from Ovabrite that could potentially be significant to Ovabrite. Accordingly, we consolidate the results of Ovabrite and recognize the noncontrolling interests related to the VIE as equity in our consolidated financial statements separate from the parent entity’s equity. Ovabrite’s other stockholders’ share of its earnings or loss is recorded in the consolidated statement of operations as net loss attributable to noncontrolling interests.

The results of operations data for the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The results of operations data for the 13-week periods ended and 39-week periods ended September 29, 2019 and September 27, 2020 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The following table sets forth our results of operations for the periods presented:

	Fiscal Year Ended			13-Week Period Ended		39-Week Period Ended
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020	September 29, 2019	September 27, 2020
	(in thousands)
Net revenue	$74,000	$106,713	$140,733	$34,082	$53,367	$99,312	$160,287
Cost of goods sold	55,612	71,894	97,856	23,484	35,017	66,208	103,384

Gross profit	18,388	34,819	42,877	10,598	18,350	33,104	56,903
Operating expenses:
Selling, general and administrative(1)	14,261	19,437	29,526	7,069	12,185	16,991	31,832
Shipping and distribution	5,724	8,615	10,001	2,345	3,752	6,757	10,693

Total operating expenses	19,985	28,052	39,527	9,414	15,937	23,748	42,525

(Loss) income from operations	(1,597)	6,767	3,350	1,184	2,413	9,356	14,378

Other (expense) income, net:
Interest expense, net	(524)	(424)	(349)	(85)	(110)	(250)	(365)
Other income (loss), net	9	9	1,417	47	(21)	1,369	(182)

Total other (expense) income, net	(515)	(415)	1,068	(38)	(131)	1,119	(547)

Net (loss) income before income taxes	(2,112)	6,352	4,418	1,146	2,282	10,475	13,831
Provision for income taxes	33	723	1,106	323	620	2,839	4,300

Net (loss) income	(2,145)	5,629	3,312	823	1,662	7,636	9,531
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)	927	(6)	(15)	950	(54)

Net (loss) income attributable to Vital Farms, Inc. common stockholders	$(1,920)	$5,797	$2,385	$829	$1,677	$6,686	$9,585

(1)

Includes stock-based compensation expense of $495, $600 and $1,029 for fiscal years 2017, 2018 and 2019, respectively, $290 and $737 for the 13-week periods ended September 29, 2019 and September 27, 2020, respectively, and $576 and $1,481 for the 39-week periods ended September 29, 2019 and September 27, 2020, respectively.

Comparison of the 13-Week Periods Ended September 29, 2019 and September 27, 2020

	13-Week Period Ended
	September 29, 2019		September 27, 2020
	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
Net revenue	$34,082	100%	$53,367	100%
Cost of goods sold	23,484	69%	35,017	66%

Gross profit	10,598	31%	18,350	34%
Operating expenses:
Selling, general and administrative	7,069	21%	12,185	23%
Shipping and distribution	2,345	7%	3,752	7%

Total operating expenses	9,414	28%	15,937	30%

Income from operations	1,184	3%	2,413	5%

Other (expense) income, net:
Interest expense	(85)	—	(110)	—
Other (expense) income, net	47	—	(21)	—

Total other (expense) income, net	(38)	—	(131)	—

Net income before income taxes	1,146	3%	2,282	4%
Provision for income taxes	323	1%	620	1%

Net income	823	2%	1,662	3%
Less: Net (loss) income attributable to noncontrolling interests	(6)	—	(15)	—

Net income attributable to Vital Farms, Inc. common stockholders	$829	2%	$1,677	3%

Net Revenue

	13-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Net revenue	$34,082	$53,367	$19,285	57%

Net revenue was $34.1 million for the 13-week period ended September 29, 2019 as compared to $53.4 million for the 13-week period ended September 27, 2020. The increase of $19.3 million, or 57%, was primarily driven by an increase in gross egg sales of $21.7 million, an increase in gross butter sales of $0.8 million, and an increase in gross ghee sales of $0.1 million. The increases were partially offset by an increase of $3.3 million of sales incentives offered to customers in connection with our egg and butter sales. The increases in egg sales and butter sales were primarily due to volume increases to our distributors, including as a result of trends associated with COVID-19 whereby customers increase their purchases of staples of eggs and butter, and a higher turnover rate of sales to our retail customers; nevertheless we do not have certainty that these trends will continue. Net revenue from sales through our retail channel was $33.2 million and $52.3 million and for the 13-week periods ended September 29, 2019 and September 27, 2020, respectively, net revenue from sales through our foodservice channel was $0.8 million and $0.6 million for the 13-week periods ended September 29, 2019 and September 27, 2020, respectively, and net revenue from sales to wholesalers and egg breaking plants was $0.1 million and $0.4 million for the 13-week periods ended September 29, 2019 and September 27, 2020, respectively.

Gross Profit and Gross Margin

	13-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Gross profit	$10,598	$18,350	$7,752	73%
Gross margin	31%	34%

Gross profit was $10.6 million and gross margin was 31% for the 13-week period ended September 29, 2019 as compared to gross profit of $18.4 million and gross margin of 34% for the 13-week period ended September 27, 2020. The increase in gross profit of $7.8 million, or 73%, was primarily driven by higher net revenue.

Gross margin increased 330 basis points to 31% for the 13-week period ended September 29, 2019 as compared to 34% for the 13-week period ended September 27, 2020. The increase in gross margin was primarily driven by:

•	lower material costs for eggs and butter; and

•	volume leverage over direct labor and overhead costs.

These factors, which contributed to an increase in gross margin, were partially offset by an increase in promotional spending and other material costs.

Operating Expenses

Selling, General and Administrative

	13-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Selling, general and administrative	$7,069	$12,185	$5,166	72%
Percentage of net revenue	21%	23%

Selling, general and administrative expenses were $7.1 million for the 13-week period ended September 29, 2019 as compared to $12.2 million for the 13-week period ended September 27, 2020. Selling, general and administrative expenses as a percent of net sales increased to 21% for the 13-week period ended September 29, 2019, compared to 23% for the 13-week period ended September 27, 2020. The increase in selling, general and administrative expenses was primarily driven by:

•	an increase of $2.7 million in employee-related costs driven by an overall increase in employee headcount to support our operations;

•	an increase of $1.5 million in professional fees and commercial insurance costs due in part to our status as a newly public company; and

•

an increase of $0.3 million in marketing programs and associated expenses, and commission payments made to third parties that sell our products to customers, related to our continued investment in brand marketing and direct advertising.

Shipping and Distribution

	13-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Shipping and distribution	$2,345	$3,752	$1,407	60%
Percentage of net revenue	7%	7%

Shipping and distribution expenses were $2.3 million for the 13-week period ended September 29, 2019 as compared to $3.8 million for the 13-week period ended September 27, 2020. The increase of $1.4 million, or 60%, was primarily driven by an increase in sales volume that resulted in increased costs related to third-party freight for our products.

Other Expense, Net

	13-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Other expense, net	$47	$(21)	$(68)	(145%)
Percentage of net revenue	—	—

Other income was $47,000 or the 13-week period ended September 29, 2019 as compared to other expense of $21,000 for the 13-week period ended September 27, 2020. The decrease of $68,000, or 145%, was primarily driven by a write off of implementation costs for software no longer in use.

Provision for Income Taxes

	13-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Provision for income taxes	$323	$620	$297	92%

Provision for income taxes was $0.3 million for the 13-week period ended September 29, 2019 as compared to $0.6 million for the 13-week period ended September 27, 2020. The increase of $0.3 million, or 92%, was primarily driven by an increase in net income before taxes.

Net Loss Attributable to Noncontrolling Interests

	13-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Net loss attributable to noncontrolling interests	$(6)	$(15)	$(9)	(150%)

Net loss attributable to noncontrolling interests was $6,000 for the 13-week period ended September 29, 2019 as compared to $15,000 for the 13-week period ended September 27, 2020. The increase of $9,000, or 150%, was primarily driven by an increase in research costs and accounting expenses associated with Ovabrite during the current year.

Comparison of the 39-Week Periods Ended September 29, 2019 and September 27, 2020

	39-Week Period Ended
	September 29, 2019		September 27, 2020
	Amount	% of Revenue	Amount	% of Revenue
	(in thousands)
Net revenue	$99,312	100%	$160,287	100%
Cost of goods sold	66,208	67%	103,384	64%

Gross profit	33,104	33%	56,903	36%
Operating expenses:
Selling, general and administrative	16,991	17%	31,832	20%
Shipping and distribution	6,757	7%	10,693	7%

Total operating expenses	23,748	24%	42,525	27%

Income from operations	9,356	9%	14,378	9%

Other (expense) income, net:
Interest expense	(250)	—	(365)	—
Other (expense) income, net	1,369	1%	(182)	—

Total other (expense) income, net	1,119	1%	(547)	—

Net income before income taxes	10,475	11%	13,831	9%
Provision for income taxes	2,839	3%	4,300	3%

Net income	7,636	8%	9,531	6%
Less: Net (loss) income attributable to noncontrolling interests	950	1%	(54)	—

Net income attributable to Vital Farms, Inc. common stockholders	$6,686	7%	$9,585	6%

Net Revenue

	39-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Net revenue	$99,312	$160,287	$60,975	61%

Net revenue was $99.3 million for the 39-week period ended September 29, 2019 as compared to $160.3 million for the 39-week period ended September 27, 2020. The increase of $61.0 million, or 61%, was primarily driven by an increase in gross egg sales of $63.0 million. The increases were partially offset by an increase of $6.0 million of sales incentives offered to our customers as our sales have grown. The $6.0 million of sales incentives includes a reduction of $0.6 million of incentive settled in 2020 that related to a prior year’s gross sales. The increases in egg sales and butter sales were primarily due to volume increases to our distributors, including as a result of the stay-at-home trends associated with COVID-19, whereby customers increased their purchases of eggs and butter, and a higher turnover rate of sales to our retail customers, and new distribution at new and existing customers. Net revenue from sales through our retail channel was $97.1 million and $157.9 million for the 39-week period ended September 29, 2019 and September 27, 2020, respectively, and net revenue of sales through our foodservice channel was $2.2 million and $2.3 million for the 39-week period ended September 29, 2019 and September 27, 2020, respectively.

Gross Profit and Gross Margin

	39-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Gross profit	$33,104	$56,903	$23,799	72%
Gross margin	33%	36%		2%

Gross profit was $33.1 million and gross margin was 33% for the 39-week period ended September 29, 2019 as compared to gross profit of $56.9 million and gross margin of 36% for the 39-week period ended September 27, 2020. The increase in gross profit of $23.8 million, or 72%, was primarily driven by an increase in net revenue.

Gross margin increased 220 basis points from the 39-week period ended September 29, 2019 as compared to the 39-week period ended September 27, 2020. The increase in gross margin was primarily driven by the following:

•	lower material costs for eggs and butter; and

•	volume leverage over direct labor and overhead costs.

These factors, which contributed to an increase in gross margin, were partially offset by an increase in other material costs.

Operating Expenses

Selling, General and Administrative

	39-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Selling, general and administrative	$16,991	$31,832	$14,841	87%
Percentage of net revenue	17%	20%

Selling, general and administrative expenses were $17.0 million for the 39-week period ended September 29, 2019 as compared to $31.8 million for the 39-week period ended September 27, 2020. Selling, general and administrative expenses as a percent of net sales increased to 17% for the 39-week period ended September 29, 2019, compared to 20% for the 39-week period ended September 27, 2020. The increase in selling, general, and administrative expenses was primarily driven by:

•	an increase of $6.6 million in employee-related costs driven by an overall increase in employee headcount to support our operations and structure as a newly public company;

•

an increase of $3.0 million in marketing programs and associated expenses, and commission payments made to third parties that sell our products to customers, related to our continued investment in brand marketing and direct advertising;

•	an increase of $2.1 million in professional fees and commercial insurance costs due in part to our status as a newly public company; and

•	increased corporate development costs and one-time expenses of $1.4 million associated with our accounting and legal functions in connection with our IPO.

Shipping and Distribution

	39-Week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Shipping and distribution	$6,757	$10,693	$3,936	58%
Percentage of net revenue	7%	7%

Shipping and distribution expenses were $6.8 million for the 39-week period ended September 29, 2019 as compared to $10.7 million for the 39-week period ended September 27, 2020. The increase of $3.9 million, or 58%, was primarily driven by an increase in sales volume that resulted in increased costs related to third-party freight for our products.

Other (Expense) Income, Net

	39-week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Other (expense) income, net	$1,369	$(182)	$(1,551)	(113%)
Percentage of net revenue	1%	—%

Other income, net was $1.4 million for the 39-week period ended September 29, 2019 as compared to other expense, net of $0.2 million for the 39-week period ended September 27, 2020. The increase of $1.6 million in other expense, net, or 113%, was primarily due to a one-time January 2019 gain of $1.2 million in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff. The remaining $0.4 million increase in other expense, net was primarily due to a write off of implementation costs for software no longer in use.

Provision for Income Taxes

	39-week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Provision for income taxes	$2,839	$4,300	$1,461	51%

Provision for income taxes was $2.8 million for the 39-week period ended September 29, 2019 as compared to $4.3 million for the 39-week period ended September 27, 2020. The increase of $1.5 million, or 51%, was primarily driven by an increase in net income before taxes.

Net (Loss) Income Attributable to Noncontrolling Interests

	39-week Period Ended
	September 29, 2019	September 27, 2020	$ Change	% Change
	(in thousands)
Net (loss) income attributable to noncontrolling interests	$950	$(54)	$(1,004)	(106%)

Net income attributable to noncontrolling interests was $1.0 million for the 39-week period ended September 29, 2019 as compared to net loss attributable to noncontrolling interests of $54,000 for the 39-week period ended September 27, 2020. The increase of $1.0 million in net loss attributable to noncontrolling interests, or 106%, was primarily driven by the settlement of the Ovabrite lawsuit in January 2019.

Comparison of the Fiscal Years Ended December 30, 2018 and December 29, 2019

	Fiscal Year Ended
	December 30, 2018		December 29, 2019
	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
Net revenue	$106,713	100%	$140,733	100%
Cost of goods sold	71,894	67%	97,856	70%

Gross profit	34,819	33%	42,877	30%
Operating expenses:
Selling, general and administrative	19,437	18%	29,526	21%
Shipping and distribution	8,615	8%	10,001	7%

Total operating expenses	28,052	26%	39,527	28%

Income from operations	6,767	6%	3,350	2%

Other (expense) income, net:
Interest expense	(424)	—	(349)	—
Other income	9	—	1,417	1%

Total other (expense) income, net	(415)	—	1,068	1%

Net income before income taxes	6,352	6%	4,418	3%
Provision for income taxes	723	1%	1,106	1%

Net income	$5,629	5%	$3,312	2%

Net Revenue

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Net revenue	$106,713	$140,733	$34,020	32%

Net revenue was $106.7 million for the fiscal year ended December 30, 2018 as compared to $140.7 million for the fiscal year ended December 29, 2019. The increase of $34.0 million, or 32%, was primarily driven by an increase in gross egg sales of $31.8 million, an increase in gross butter sales of $4.1 million and an increase in gross ghee sales, a product that launched in the second half of fiscal 2019, of $0.8 million. The increases were partially offset by an increase of $2.2 million of sales incentives offered to customers in connection with our egg sales, $0.4 million of sales incentives offered to customers in connection with our butter sales and $0.1 million of sales incentives offered to customers in connection with our ghee sales. The increases in egg sales and butter sales were primarily due to new customers, additional points of distribution for existing customers, a higher turnover rate of sales to our retail customers and an increase in the number of SKUs on the shelves of existing customers. Net revenue from sales through our retail channel was $104.6 million and $137.3 million for fiscal 2018 and fiscal 2019, respectively, and net revenue from sales through our foodservice channel was $2.1 million and $3.4 million for fiscal 2018 and fiscal 2019, respectively.

Cost of Goods Sold

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Cost of goods sold	$71,894	$97,856	$25,962	36%
Percentage of net revenue	67%	70%

Cost of goods sold was $71.9 million for the fiscal year ended December 30, 2018 as compared to $97.9 million for the fiscal year ended December 29, 2019. The increase of $26.0 million, or 36%, was primarily driven by increases associated with the cost of eggs of $17.6 million, cost of butter of $3.8 million, costs of ghee of $0.6 million, costs associated with warehousing and transportation of inventory of $1.1 million, increases of $1.3 million associated with direct labor and overhead costs and increases of $1.6 million associated with payments made to our partner farms for lost income. The increase in costs associated with egg and butter sales were primarily due to our increased sales volume and the increase in costs associated with our warehousing and transportation of inventory was a result of increased inventory levels due to increased sales volume. The increase in costs associated with payments made to our partner farms for lost income were a result of removing birds from current flocks ahead of schedule due to changes in our projected product demand outlook. We do not anticipate incurring additional costs of this nature in connection with our long-term supply contracts with our partner farms; however, if our projected inventory levels exceed our projected product demand outlook, we may be required to further amend our long-term supply contracts to align with our product demand projections. Cost of goods sold associated with direct labor and overhead costs increased as a result of our increased sales volume.

Gross Profit and Gross Margin

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Gross profit	$34,819	$42,877	$8,058	23%
Gross margin	33%	30%		(3%)

Gross profit was $34.8 million and gross margin was 33% for the fiscal year ended December 30, 2018 as compared to gross profit of $42.9 million and gross margin of 30% for the fiscal year ended December 29, 2019. Gross profit and gross margin in fiscal 2019 were reduced by an increase in product donations of $2.6 million and costs of $1.6 million incurred in association with commitments made by us to reimburse partner farms for lost income in connection with removing birds from current flocks ahead of schedule. In addition, beginning in the fourth quarter of 2019, there was an increase in the market prices of raw materials used in the production of butter.

Operating Expenses

Selling, General and Administrative

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Selling, general and administrative	$19,437	$29,526	$10,089	52%
Percentage of net revenue	18%	21%

Selling, general and administrative expenses were $19.4 million for the fiscal year ended December 30, 2018 as compared to $29.5 million for the fiscal year ended December 29, 2019. The increase of $10.1 million, or 52%, was primarily driven by an increase of $5.3 million related to our marketing programs and associated expenses, an increase of $1.9 million in other general and administrative expenses, an increase of $1.2 million in personnel costs, a $1.0 million litigation gain in fiscal 2018 that did not have an effect in fiscal 2019 and an increase of $0.7 million of commission payments made to third parties that sell our products to our customers. The increases associated with our marketing programs and associated expenses and commission payments were primarily due to our continued investment in brand marketing and direct advertising, and the increase associated with our personnel costs was a direct result of increasing our headcount to support our marketing efforts and support our growth. The increase in other general and administrative expenses primarily consisted of increases in legal, accounting and tax fees, including one-time expenses of $1.4 million associated with our accounting and legal functions as we prepare to operate as a public company, travel and facility-related expenses. The litigation gain in fiscal 2018 resulted from the April 2018 settlement of a lawsuit in which we were the plaintiff.

Shipping and Distribution

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Shipping and distribution	$8,615	$10,001	$1,386	16%
Percentage of net revenue	8%	7%

Shipping and distribution expenses were $8.6 million for the fiscal year ended December 30, 2018 as compared to $10.0 million for the fiscal year ended December 29, 2019. The increase of $1.4 million, or 16%, was primarily driven by an increase in sales volume that resulted in increased costs related to cold storage and third-party freight for our products.

Other (Expense) Income, Net

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Other (expense) income, net	$(415)	$1,068	$1,483	357%
Percentage of net revenue	—%	1%

Other expense, net was $0.4 million for fiscal year ended December 30, 2018 as compared to other income, net of $1.1 million for the fiscal year ended December 29, 2019. The increase of $1.5 million, or 357%, was primarily driven by a gain of $1.2 million in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff. The remaining increase was primarily a result of interest income associated with our money market funds and notes receivable from related parties.

Provision for Income Taxes

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Provision for income taxes	$723	$1,106	$383	53%
Percentage of net revenue	1%	1%

Provision for income taxes was $0.7 million for the fiscal year ended December 30, 2018 as compared to $1.1 million for the fiscal year ended December 29, 2019. The increase was primarily driven by the reduction in our 2018 current federal tax expense in association with the reduction of our valuation allowance in 2018.

Net (Loss) Income Attributable to Noncontrolling Interests

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Net (loss) income attributable to noncontrolling interest	$(168)	$927	$1,095	652%

Net loss attributable to noncontrolling interests was $0.2 million for the fiscal year ended December 30, 2018 as compared to net income attributable to noncontrolling interests of $0.9 million for the fiscal year ended December 29, 2019. The increase was primarily a result of a gain of $1.2 million in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff, partially offset by the share of Ovabrite’s net loss attributable to its other stockholders.

Comparison of the Fiscal Years Ended December 31, 2017 and December 30, 2018

	Fiscal Year Ended
	December 31, 2017		December 30, 2018
	Amount	% of Revenue	Amount	% of Net Revenue
	(dollars in thousands)
Net revenue	$74,000	100%	$106,713	100%
Cost of goods sold	55,612	75%	71,894	67%

Gross profit	18,388	25%	34,819	33%
Operating expenses:
Selling, general and administrative	14,261	19%	19,437	18%
Shipping and distribution	5,724	8%	8,615	8%

Total operating expenses	19,985	27%	28,052	26%

(Loss) income from operations	(1,597)	(2)%	6,767	6%

Other expense, net:
Interest expense, net	(524)	(1)%	(424)	—
Other Income	9	—	9	—

Total other expense, net	(515)	(1)%	(415)	—

Net (loss) income before income taxes	(2,112)	(3)%	6,352	6%
Provision for income taxes	33	—	723	1%

Net (loss) income	$(2,145)	(3)%	$5,629	5%

Net Revenue

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Net revenue	$74,000	$106,713	$32,713	44%

Net revenue was $74.0 million for the fiscal year ended December 31, 2017 as compared to $106.7 million for the fiscal year ended December 30, 2018. The increase of $32.7 million, or 44%, was primarily driven by an increase in gross egg sales of $34.9 million and an increase in gross butter sales of $3.9 million. The increases were partially offset by increases of $5.6 million of sales incentives offered to customers in connection with our egg sales and $0.5 million of sales incentives offered to customers in connection with our butter sales. The increases in egg and butter sales were primarily due to volume increases to our distributors and a higher turnover rate of sales to our retail customers. Net revenue from sales through our natural and mainstream channels was $71.3 million and $104.6 million for fiscal 2017 and fiscal 2018, respectively. Net revenue from sales through our foodservice channel was $2.7 million and $2.1 million for fiscal 2017 and fiscal 2018, respectively.

Cost of Goods Sold

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Cost of goods sold	$55,612	$71,894	$16,282	29%
Percentage of net revenue	75%	67%

Cost of goods sold was $55.6 million for the fiscal year ended December 31, 2017 as compared to $71.9 million for the fiscal year ended December 30, 2018. The increase of $16.3 million, or 29%, was primarily driven by increases associated with the cost of eggs of $10.1 million, cost of butter of $2.6 million and costs associated with warehousing and transportation of inventory of $1.0 million, all of which were primarily due to increased sales volume, as well as $3.6 million of direct labor and overhead costs. The cost increases were partially offset by a decrease of $1.0 million associated with payments to our partner farms, which we made in fiscal 2017 but not in fiscal 2018, for lost income as a result of removing birds from current flocks ahead of schedule.

Gross Profit and Gross Margin

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Gross profit	$18,388	$34,819	$16,431	89%
Gross margin	25%	33%

Gross profit was $18.4 million for the fiscal year ended December 31, 2017 as compared to $34.8 million for the fiscal year ended December 30, 2018. Gross margin was 25% for fiscal 2017 as compared to 33% for fiscal 2018. Gross profit and gross margin were benefited by in-sourcing egg processing through Egg Central Station, which was completed in September 2017.

Operating Expenses

Selling, General and Administrative

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Selling, general and administrative	$14,261	$19,437	$5,176	36%
Percentage of net revenue	19%	18%

Selling, general and administrative expenses were $14.3 million for the fiscal year ended December 31, 2017 as compared to $19.4 million for the fiscal year ended December 30, 2018. The increase of $5.2 million, or 36%, was primarily driven by an increase of $3.5 million related to our marketing programs and associated expenses, an increase of $1.8 million in personnel costs, a $1.0 million litigation gain offset by an increase of

$0.3 million in other general and administrative expenses and $0.6 million of commission payments made to third parties that sell our products to our customers. The increases associated with our marketing programs and associated expense and commission payments were primarily due to increases in brand marketing and direct advertising. The increase associated with our personnel costs was a direct result of increased headcount in our sales and marketing department in 2018, partially offset by rotating personnel out of general and administrative functions to our plant operations as a result of the completion of Egg Central Station in September 2017. The litigation gain resulted from the April 2018 settlement of a lawsuit in which we were the plaintiff. The increase in other general and administrative expenses primarily consisted of increases in travel and facility-related expenses.

Shipping and Distribution

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Shipping and distribution	$5,724	$8,615	$2,891	51%
Percentage of net revenue	8%	8%

Shipping and distribution expenses were $5.7 million for the fiscal year ended December 31, 2017 as compared to $8.6 million for the fiscal year ended December 30, 2018. The increase of $2.9 million, or 51%, was primarily driven by an increase in sales volume that resulted in increased costs related to cold storage and third-party freight for our products.

Other Expense, Net

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Other expense, net	$(515)	$(415)	$100	(19)%
Percentage of net revenue	(1)%	—%

Other expense, net was $0.5 million for the fiscal year ended December 31, 2017 as compared to $0.4 million for the fiscal year ended December 30, 2018. The decrease was primarily due to the declining principal balance on our debt.

Provision for Income Taxes

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Provision for income taxes	$33	$723	$690	2,091%
Percentage of net revenue	—%	1%

Provision for income taxes was $33,000 for the fiscal year ended December 31, 2017 as compared to $0.7 million for the fiscal year ended December 30, 2018.

Net Loss Attributable to Noncontrolling Interests

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Net loss attributable to noncontrolling interests	$(225)	$(168)	$57	(25)%

Net loss attributable to noncontrolling interests was $0.2 million for the fiscal years ended December 31, 2017 and December 30, 2018, representing the share of Ovabrite’s net loss that is attributable to its other stockholders.

Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated statement of operations data for each of the last nine fiscal quarters in the period ended September 27, 2020. The unaudited quarterly consolidated statements of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of the results that may be expected in any future period. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes and our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Quarter Ended
	April 1, 2018	July 1, 2018	September 30, 2018	December 30, 2018	March 31, 2019	June 30, 2019	September 29, 2019	December 29, 2019	March 29, 2020	June 28, 2020	September 27, 2020
			(dollars in thousands)
Net revenue	$24,240	$23,638	$27,042	$31,793	$32,945	$32,285	$34,082	$41,421	$47,579	$59,341	$53,367
Cost of goods sold	16,158	16,197	18,193	21,346	21,439	21,285	23,484	31,648	31,724	36,643	35,017

Gross profit	8,082	7,441	8,849	10,447	11,506	11,000	10,598	9,773	15,855	22,698	18,350

Gross margin	33%	31%	33%	33%	35%	34%	31%	24%	33%	38%	34%
Operating expenses:
Selling, general and administrative	5,028	2,983	4,927	6,499	5,164	4,758	7,069	12,535	9,678	9,970	12,185
Shipping and distribution	1,723	1,977	2,104	2,811	2,079	2,333	2,345	3,244	3,274	3,666	3,752

Total operating expenses	6,751	4,960	7,031	9,310	7,243	7,091	9,414	15,779	12,952	13,636	15,937

Income (loss) from operations	1,331	2,481	1,818	1,137	4,263	3,909	1,184	(6,006)	2,903	9,062	2,413

Other (expense) income, net:
Interest expense	(96)	(95)	(100)	(133)	(86)	(79)	(85)	(99)	(158)	(97)	(110)
Other income	4	—	—	5	1,269	53	47	48	20	(181)	(21)

Total other (expense) income, net	(92)	(95)	(100)	(128)	1,183	(26)	(38)	(51)	(138)	(278)	(131)

Net income (loss) before income taxes	1,239	2,286	1,718	1,009	5,446	3,883	1,146	(6,057)	2,765	8,784	2,282
Provision (benefit) for income taxes	—	248	429	46	1,421	1,095	323	(1,733)	831	2,848	620

Net income (loss)	1,239	2,138	1,289	963	4,025	2,788	823	(4,324)	1,934	5,936	1,662
Less: Net (loss) income attributable to noncontrolling interests	(63)	(36)	(24)	(45)	967	(11)	(6)	(23)	(11)	(28)	(15)

Net income (loss) attributable to Vital Farms, Inc. stockholders	$1,302	$2,174	$1,313	$1,008	$3,058	$2,799	$829	$(4,301)	$1,945	$5,964	$1,677

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders:
Basic	$0.05	$0.08	$0.05	$0.04	$0.12	$0.11	$0.03	$(0.17)	$0.07	$0.23	$0.05

Diluted	$0.04	$0.06	$0.04	$0.03	$0.09	$0.08	$0.02	$(0.17)	$0.05	$0.16	$0.04

Weighted-average shares used to compute net (loss) income per share attributable to Vital Farms, Inc. common stockholders:
Basic	25,807,292	25,807,292	25,807,292	25,816,815	26,221,974	26,440,796	25,929,923	25,932,394	25,942,277	26,007,459	34,044,994

Diluted	35,454,929	35,632,761	35,400,949	35,417,733	35,766,018	36,241,488	37,472,406	25,932,394	37,118,484	37,896,742	39,111,018

Quarterly Revenue Trends

Our net revenues have generally increased sequentially in each fiscal quarter presented due to increased sales volume, except for the decline in net revenue from the fiscal quarter ended March 31, 2019 to the fiscal quarter ended June 30, 2019. Historically, our net revenues have generally declined from the first fiscal quarter to the second fiscal quarter of each fiscal year due to seasonal factors. Specifically, shell egg demand tends to increase with the start of the school year and is highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter, and lowest during the summer months. This pattern was disrupted by the stay-at-home environment due to COVID-19 in the fiscal quarter ended September 27, 2020 where we experienced unseasonably high demand for our products.

Quarterly Cost of Goods Sold Trends

Our cost of goods sold is directly related to the amount of revenue that we generate and increases as our revenue increases. For the fiscal quarter ended September 29, 2019, our cost of goods sold also included an increase in market prices for the raw materials used in the production of butter. For the fiscal quarter ended December 29, 2019, our cost of goods sold included costs associated with commitments we made to reimburse farms for lost income in connection with the removal of birds from current flocks ahead of schedule due to changes in our projected product demand outlook. We included approximately $1.6 million in expected payments to farms under these commitments to cost of goods sold for the fiscal quarter ended December 29, 2019. We do not anticipate incurring additional costs of this nature in connection with our long-term supply contracts; however, if our projected inventory levels exceed our projected product demand outlook, we may be required to further amend our long-term supply contracts to align with our product demand projections.

Quarterly Gross Profit and Gross Margin Trends

With the exception of the fiscal quarters ended September 29, 2019, December 29, 2019 and March 29, 2020, gross profit and gross margin in the periods presented continued to grow in conjunction with the increase in net revenues. Gross profit and gross margin increased significantly as compared to prior periods in the fiscal quarters ended March 31, 2019 and June 30, 2019 due to improved leveraging of fixed costs facilitated by higher production volumes. Gross margin decreased in the fiscal quarter ended March 29, 2020 due to a higher volume of eggs sold into the wholesale market at cost. Gross profit and gross margin increased significantly as compared to prior periods in the fiscal quarter ended June 28, 2020 due to the additional volume of production we saw in connection with the stay-at-home environment related to COVID-19. We anticipate that gross profit and gross margin may fluctuate from quarter to quarter because of variability in our production volumes and product mix.

Quarterly Operating Expense Trends

Selling, general and administrative expenses varied quarter to quarter throughout fiscal 2018, primarily due to the timing of our brand marketing events, and a litigation gain of $1.0 million in connection with the settlement of a lawsuit in which we were the plaintiff in the fiscal quarter ended July 1, 2018. Selling, general and administrative expenses increased sequentially throughout fiscal 2019 as a result of our increasing headcount to support our business growth, most notably in the fiscal quarter ended December 29, 2019 due to costs incurred in preparation for becoming a public company. For fiscal 2018, shipping and distribution expenses fluctuated from quarter to quarter due to seasonal volume changes and inefficiencies in shipping and distribution that occurred in the fiscal quarter ended December 30, 2018. For fiscal 2019, quarterly shipping and distribution expenses fluctuated as a result of seasonal volume changes. For fiscal 2020, quarterly shipping and distribution expenses fluctuated as a result of volume changes. We anticipate our operating expenses will continue to increase in absolute dollars in future periods as we invest in the long-term growth of our business and prepare to operate as a public company. Historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Liquidity and Capital Resources

Since inception, we have funded our operations with proceeds from sales of our capital stock, proceeds from borrowings and cash flows from the sale of our products. We had net income of $9.6 million for the 39-week period ended September 27, 2020 and retained earnings of $14.8 million as of September 27, 2020. We completed our IPO on August 4, 2020 resulting in net proceeds to us of approximately $99.7 million, after deducting underwriting discounts, commissions and offering costs associated with the offering. We expect that our cash and cash equivalents, together with cash provided by our operating activities, proceeds from our IPO and proceeds from borrowings under our Credit Facility, will be sufficient to fund our operating expenses for at least the next 12 months. Our future capital requirements will depend on many factors, including our pace of new and existing customer growth, our investments in innovation, our investments in partnerships and unexplored channels and the costs associated with our expansion of Egg Central Station. We may be required to seek additional equity or debt financing. However, the COVID-19 pandemic continues to rapidly evolve and has already resulted in a significant disruption of global financial markets. If the disruption persists and deepens, we could experience an inability to access additional capital, which could in the future negatively affect our operations. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation and product expansion, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Credit Facility

Our Credit Facility with PNC Bank, National Association, or PNC Bank, includes a $7.9 million term loan, a $15.0 million revolving line of credit and an equipment loan with a maximum borrowing capacity of $3.0 million. The Credit Facility was originally entered into in October 2017 and matures in October 2022.

In April 2018, we entered into amended loan agreements with PNC Bank, which we refer to as the First Amendment Loan and the Second Amendment Loan, respectively. The First Amendment Loan amended the Credit Facility to decrease the maximum borrowings under the equipment loan from $1.5 million to $750,000, and to waive existing events of default. The Second Amendment Loan amended the Credit Facility to modify various definitions and terms that were not significant.

In February 2019, we entered into the Third Amendment to our Credit Facility, which we refer to as the Third Amendment Loan. The Third Amendment Loan amended the Credit Facility to waive existing events of default.

In February 2020, we entered into the Fourth Amendment to our Credit Facility, which we refer to as the Fourth Amendment Loan. The Fourth Amendment Loan amended certain terms and conditions under our Credit Facility and increased the maximum borrowing capacity of the Credit Facility to $17.7 million. In addition, the Fourth Amendment Loan increased our maximum borrowing capacity under the equipment loan to $3.0 million and extended the borrowing period for the equipment loan from October 2019 to October 2021.

In April 2020, we paid all amounts outstanding under the revolving line of credit using cash provided by operations.

In May 2020, we entered into the Fifth Amendment to our Credit Facility, which we refer to as the Fifth Amendment Loan. The Fifth Amendment Loan amended or waived certain terms and conditions under the Credit Facility and increased the maximum borrowing capacity of the Credit Facility to $22.7 million. In addition, the Fifth Amendment Loan increased the maximum borrowing capacity under the revolving line of credit to $15.0 million.

In June 2020, we entered into the Sixth Amendment to our Credit Facility, which we refer to as the Sixth Amendment Loan. The Sixth Amendment Loan amended certain terms and conditions under our Credit Facility and increased the maximum borrowing capacity of the Credit Facility to $25.9 million. In addition, the Sixth Amendment Loan refinanced our term loan and provided for the borrowing of an additional $5.0 million, resulting in the issuance of an amended and restated secured term loan note in the amount of $7.9 million.

Borrowings under the amended and restated term loan are repayable in monthly installments of principal and interest, followed by a balloon payment of all unpaid principal and accrued and unpaid interest due July 2027. Interest on borrowings under the amended and restated term loan accrues at a rate, at our election at the time of borrowing, equal to (i) LIBOR plus 3.25% or (ii) 2.25% plus the sum of the Federal Funds Open Rate plus 50 basis points and the Daily LIBOR Rate plus 100 basis points. As of September 27, 2020, there was $7.6 million outstanding under the amended and restated term loan and the interest rate applicable to borrowings under the amended and restated term loan was 3.44%.

The maximum borrowing capacity under the revolving line of credit is $15.0 million. Interest on borrowings under the revolving line of credit, as well as loan advances thereunder, accrues at a rate, at our election at the time of borrowing, equal to (i) LIBOR plus 2.25% or (ii) 1.25% plus the alternate base rate. As of September 27, 2020, there were no outstanding borrowings under the revolving line of credit and the interest rate applicable to borrowings under the revolving line of credit was 4.50%.

The maximum borrowing capacity under the equipment loan is $3.0 million, subject to certain restrictions. Any borrowings under the equipment loan from October 2018 through October 2021 will be due and payable beginning the following month with 36 monthly installments of principal due through October 2022, and all accrued and unpaid interest due October 2022. Interest on borrowings under the equipment loan accrues at a rate, at our election at the time of borrowing, equal to (i) LIBOR plus 3.00% or (ii) 2.00% plus the alternate base rate. In September 2020, all outstanding amounts under the Equipment Loan were repaid using cash provided by operations.

In July 2020, we entered into the Seventh Amendment to our Credit Facility, which we refer to as the Seventh Amendment Loan. The Seventh Amendment Loan amended the Credit Facility to modify various definitions and terms in anticipation of our IPO.

The Credit Facility is secured by all of our assets and requires us to maintain two financial covenants: a fixed charge coverage ratio and a leverage ratio. The Credit Facility also contains various covenants relating to limitations on indebtedness, investments and acquisitions, mergers, consolidations, the sale of properties and liens and capital expenditures. In addition, the Credit Facility imposes limitations on our ability to pay dividends or distributions on any equity interests, declare any stock splits or reclassifications of our stock, apply any of our funds, property or assets to purchase, redeem or retire any of our equity interests, or to purchase, redeem or retire any of our options to purchase any of our equity interests. As a result of the limitations contained in the Credit Facility, all of the net assets on our unaudited condensed consolidated balance sheet as of September 27, 2020 are restricted in use. The Credit Facility contains other customary covenants, representations and events of default. As of September 27, 2020, we were in compliance with all covenants under the Credit Facility. See Note 11 to our consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details related to our Credit Facility.

In September 2020, we repaid all amounts outstanding under the equipment loan using cash provided by operations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Fiscal Year Ended			39-Week Period Ended
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
	(in thousands)
Net cash (used in) provided by operating activities	$(4,490)	$11,424	$(5,352)	$102	$15,043
Net cash used in investing activities	(11,695)	(1,911)	(5,623)	(7,089)	(5,882)
Net cash provided by (used in) financing activities	14,289	(1,509)	434	(1,118)	102,184

Net (decrease) increase in cash and cash equivalents	$(1,896)	$8,004	$(10,541)	$(8,105)	$111,345

Operating Activities

In fiscal 2017, net cash used in operating activities was $4.5 million, resulting primarily from net loss of $2.1 million and increases in accounts receivable, prepaid expenses and other current assets, inventories and deposits and other assets of $ 0.8 million, $0.4 million, $0.2 million, and $0.1 million, respectively, partially offset by a decrease in accrued liabilities and other liabilities of $2.6 million, non-cash charges of $2.0 million and a decrease in accounts payable of $0.3 million. The decreases in accounts payable and accrued and other liabilities were primarily due to the timing of vendor invoices and a decrease in payments made to our partner farms for lost income as a result of removing birds from current flocks ahead of schedule. The increases in accounts receivable were primarily due to increased sales as result of new distribution centers and a higher turnover rate. The increases in prepaid expenses and other current assets were primarily due to a partial prepayment of a gain contingency in connection with a lawsuit settlement in which we were the plaintiff.

In fiscal 2018, net cash provided by operating activities was $11.4 million resulting primarily from net income of $5.6 million, an increase in accounts payable of $4.9 million, an increase in accrued liabilities of $2.9 million and non-cash charges of $3.1 million, partially offset by an increase in accounts receivable of $3.6 million, an increase in inventory of $1.0 million, and an increase in prepaid expenses and other current assets of $0.5 million. The increases in accounts payable and accrued expenses were primarily due to increases in a payment associated with an over recovery of promotions related to a customer and overall increase to inventory purchases and payroll related costs associated with our continued growth. The increases in accounts receivable were primarily due to new customers and distribution centers, in addition to increased orders from our existing customers, and the increases in prepaid expenses and other current assets were primarily due to our gain contingency in connection with our lawsuit settlement in which we were the plaintiff.

In fiscal 2019, net cash used in operating activities was $5.4 million resulting primarily from net cash used in changes in our operating assets and liabilities of $12.2 million, partially offset by noncash charges of $3.5 million and net income of $3.3 million. Net cash used in changes in our operating assets and liabilities for fiscal 2019 consisted primarily of increases in inventories, accounts receivable, income taxes receivable and prepaid expenses and other current assets of $9.2 million, $6.2 million, $1.5 million and $0.6 million, respectively, partially offset by increases in accounts payable of $3.2 million and increases in accrued and other liabilities of $2.1 million. The increases in accounts receivable were primarily due to new customers and distribution centers, in addition to increased orders from our existing customers, while the increases in inventories were primarily due to a significant increase in egg inventory and packaging inventory to support anticipated demand, and the increases in prepaid expenses and other current assets were primarily due to transaction costs associated with our IPO. The increases in accounts payable were primarily due to increase in payments made to our partner farms for lost income as a result of removing birds from current flocks ahead of schedule and additional increases in shipping and packaging costs, and the increases in accrued liabilities were primarily due to timing of vendor invoices.

Net cash provided by operating activities was $0.1 million in the 39-week period ended September 29, 2019 and was primarily driven by net income of $6.7 million, total non-cash items of $1.5 million, and an increase in net working capital items of $9.1 million. Non-cash items primarily consisted of depreciation and amortization of $1.1 million and non-cash stock-based compensation expense of $0.6 million. The change in net working capital items was primarily due to a $9.5 million increase in inventory driven by higher egg inventory levels, a $3.3 million increase in accounts receivable, partially offset by a $1.0 million increase in accrued liabilities, a $0.7 million increase in income taxes payable, and a $1.9 million increase in accounts payable.

Net cash provided by operating activities was $15.0 million in the 39-week period ended September 27, 2020 and was primarily driven by net income of $9.6 million, total non-cash items of $4.4 million, and a decrease in net working capital items of $1.1 million. Non-cash items primarily consisted of depreciation and amortization of $1.6 million, non-cash stock-based compensation expense of $1.5 million and deferred income taxes of $1.4 million. The change in net working capital items was primarily due to a $1.1 million decrease in inventory resulting from shipments outpacing farm egg production during the initial phase of the COVID-19 pandemic, a $2.2 million increase in accounts payable, a $1.3 million decrease in income taxes receivable, a $0.4 million increase in income taxes payable, partially offset by a $2.0 million increase in prepaids and other current assets, a $1.4 million decrease in accounts receivable, and a $0.5 million decrease in accrued liabilities.

Investing Activities

In fiscal 2017, net cash used in investing activities was $11.7 million, resulting primarily from purchases of property, plant and equipment used in ongoing operations.

In fiscal 2018, net cash used in investing activities was $1.9 million, resulting primarily from purchases of property, plant and equipment used in ongoing operations.

In fiscal 2019, net cash used in investing activities was $5.6 million, resulting primarily from purchases of property, plant and equipment used in ongoing operations of $4.8 million and net borrowings of $0.8 million issued to related parties.

For the 39-week period ended September 29, 2019, net cash used in investing activities was $7.1 million resulting from notes receivable provided to related parties of $4.0 million and purchases of property, plant and equipment used in ongoing operations of $3.1 million.

For the 39-week period ended September 27, 2020, net cash used in investing activities was $5.9 million resulting primarily from $6.7 million of purchases of property, plant and equipment used in ongoing operations, offset by $0.8 million received from notes receivable from related parties.

Financing Activities

In fiscal 2017, net cash provided by financing activities was $14.3 million, which primarily consisted of $11.1 million of proceeds from our issuance of Series D preferred stock, less issuance costs of $0.1 million, proceeds of $8.7 million under our Credit Facility, less debt issuance costs of $0.2 million, and proceeds from the issuance of redeemable noncontrolling interest of $0.2 million, partially offset by $4.9 million of principal repayments in association with our existing loans, $0.4 million of deferred royalty payments related to our 2014 acquisition of certain assets of Heartland Eggs, LLC, or Heartland Eggs, and $0.1 million of principal payments under our capital lease obligations.

In fiscal 2018, net cash used in financing activities was $1.5 million, primarily consisting of $0.4 million of deferred royalty payments related to our 2014 acquisition of certain assets of Heartland Eggs, $0.7 million of principal payments under our Credit Facility and $0.4 million of principal payments under our capital lease obligations.

In fiscal 2019, net cash provided by financing activities was $0.4 million, which primarily consisted of $15.0 million of gross proceeds from our issuance of common stock to Manna Tree Partners, less issuance costs of $0.9 million, proceeds of $1.3 million and $0.6 million under our revolving line of credit and equipment loan, respectively, and proceeds of $0.2 million from the exercise of stock options, partially offset by our repurchase of common stock of $14.3 million, $0.7 million of principal repayments in association with our Credit Facility, $0.4 million of deferred royalty payments related to our 2014 acquisition of certain assets of Heartland Eggs and $0.4 million of principal payments under our capital lease obligations.

For the 39-week period ended September 29, 2019, net cash used in financing activities was $1.1 million, which primarily consisted of $14.1 million of net proceeds from our issuance of common stock to Manna Tree Partners, and proceeds of $0.2 million from the exercise of stock options, partially offset by our repurchase of common stock of $14.3 million, $0.5 million of principal repayments in association with our Credit Facility, $0.3 million of deferred royalty payments related to our 2014 acquisition of certain assets of Heartland Eggs, $0.5 million of repayments of our term loan, and $0.3 million of principal payments under our capital lease obligations.

For the 39-week period ended September 27, 2020, net cash provided by financing activities was $102.2 million which primarily consisted of proceeds of $99.7 million from net proceeds from the issuance of common stock from our IPO, $6.5 million from borrowings under the Credit Facility, $0.3 million from the exercise of warrants and proceeds of $0.2 million from the exercise of stock options, partially offset by $3.3 million of repayments under our Credit Facility, $0.6 million of repayments of our term loan, and $0.3 million of repayments of our capital lease obligations.

Non-GAAP Financial Measures

Adjusted EBITDA

We report our financial results in accordance with GAAP. However, management believes that Adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our performance.

We calculate Adjusted EBITDA as net (loss) income, adjusted to exclude: (1) depreciation and amortization; (2) provision for income taxes; (3) stock-based compensation expense; (4) interest expense; (5) interest income; (6) change in fair value of contingent consideration; and (7) net litigation settlement gain.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA include that (1) it does not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures, (3) it does not consider the impact of stock-based compensation expense, (4) it does not reflect other non-operating expenses, including interest expense, (5) it does not consider the impact of any contingent consideration liability valuation adjustments and (6) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net income and other results stated in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Fiscal Year Ended			39-Week Period Ended
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
	(in thousands)
Net (loss) income	$(2,145)	$5,629	$3,312	$7,636	$9,531
Depreciation and amortization	821	1,437	1,921	1,119	1,568
Provision for income tax	33	723	1,106	2,839	4,300
Stock-based compensation expense	495	600	1,029	576	1,481
Interest expense	524	424	349	250	365
Change in fair value of contingent consideration(1)	118	92	70	53	(342)
Interest income	(9)	(9)	(181)	(140)	(24)
Net litigation settlement gain(2)	—	(1,000)	(1,200)	(1,200)	(20)

Adjusted EBITDA	$(163)	$7,896	$6,406	$11,133	$16,859

(1)	Amount reflects the change in fair value of a contingent consideration liability in connection with our 2014 acquisition of certain assets of Heartland Eggs.
(2)

For the fiscal year ended December 30, 2018, amount reflects an April 2018 gain in connection with the settlement of a lawsuit in which we were the plaintiff. For the fiscal year ended December 29, 2019 and the 39-week period ended September 29, 2019, amounts reflect a January 2019 gain in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 29, 2019:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$5,124	$2,160	$2,964	$—	$—
Capital lease obligations	1,330	498	832	—	—
Operating lease commitments	2,725	1,012	933	694	86

Total	$9,179	$3,670	$4,729	$694	86

(1)

Reflects long-term debt obligations, including accrued interest calculated using interest rates of 5.75%, 4.64% and 4.44%, which are the applicable interest rates at December 29, 2019 for our revolving line of credit, term loan and equipment loan, respectively, under our Credit Facility.

We purchase our egg inventories under long-term supply contracts with farms. Purchase commitments contained in these arrangements are variable dependent upon the quantity of eggs produced by the farms. As a result, these commitments have been excluded from the contractual obligations disclosed above. In addition, substantially all of the long-term supply contracts with farms contain components that meet the definition of embedded leases under ASC Topic 840, Leases. As total purchase commitments contained under these arrangements are variable, the amount attributable to the lease component are contingent rentals, and there are no minimum lease payments associated with these long-term supply contracts. See Note 18 to our consolidated financial statements and Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details related to our long-term supply contracts with farms.

There have been no material changes during the 39-week period ended September 27, 2020 to the contractual obligations disclosed in the table above other than the following:

In June 2020, we entered into the Sixth Amendment Loan, which amended certain terms and conditions under the Credit Facility and increased the maximum borrowing capacity of the Credit Facility to $25.9 million. In addition, the Sixth Amendment Loan refinanced our term loan, providing for the borrowing of an additional $5.0 million, resulting in the issuance of an amended and restated secured term loan note in the amount of $7.9 million.

In May 2020, we entered into a lease agreement for warehouse space in Springfield, Missouri for 3,750 rentable pallet spaces. We have the option to exceed the 3,750 pallet spaces through September 30, 2023, the lease expiration date. The monthly lease payments, which include base rent charges of approximately $0.1 million, are subject to periodic rent increases through September 2023.

Seasonality

Demand for our products fluctuates in response to seasonal factors. Demand tends to increase with the start of the school year and is highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter and the lowest during the summer months. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and results of operations between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and related notes thereto. The future effects of the COVID-19 pandemic on our results of operations, cash flows and financial position are unclear. However, we believe we have used reasonable estimates and assumptions in preparing the unaudited condensed consolidated financial statements. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

Revenue for 2018 and 2017 is presented under Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition, or Topic 605. Under Topic 605, we recognized revenue when all of the following criteria were met: (1) upon the transfer of title of the product, ownership, and risk of loss to the customer, which typically occurs upon delivery and acceptance of the product by customers; (2) collection of the relevant receivable is reasonably assured; (3) persuasive evidence of an arrangement exists; and (4) the sales price is fixed or determinable.

We periodically provide sales incentive to our customers, including rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We periodically provide chargebacks to our customers, which include credits or discounts to customers in the event that products do not conform to customer specifications or expire at a customer’s site. We record a provision for sales incentives at the later of the date at which the related revenue is recognized or the sales incentive is offered. At the end of each accounting period, we recognize a liability for an estimated promotional allowance reserve. We treat chargebacks and discount offers, when accepted by customers, as a reduction of the sales price of the related transaction. Current discount and inducement offers are presented as a net amount in net revenue and are estimated using our historical experience for similar discounts and inducement offers.

Beginning on December 31, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606), or Topic 606, using the modified retrospective method applied to contracts which were not completed upon the adoption date. Our assessment efforts included an evaluation of revenue contracts with customers, related sales incentives and contract costs that were not complete as of December 31, 2018. The cumulative effect of applying the new standard did not have a material impact on our results of operations or financial position; therefore, there was no adjustment to previously reported results. We do not expect the adoption of Topic 606 to have a material impact in future periods. Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, we performed the following five steps:

(i) Identify the contract(s) with a customer.

We consider the terms and conditions of our contracts and our standard business practices to identify contracts under Topic 606. We consider that we have a contract with a customer when the contract is approved, we can identify each party’s rights regarding the products to be transferred, we can identify the payment terms for the products to be transferred, we have determined that the customer has the ability and intent to pay and the contract has commercial substance. We apply judgment in determining our customer’s ability and intention to pay, which is based on a variety of factors, including the customer’s credit worthiness, historical payment experience or, in the case of a new customer, credit and financial information pertaining to the new customer.

(ii) Identify the performance obligations in the contract.

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are capable of being distinct, whereby the customer can benefit from the product or services either on their own or together with other resources that are readily available from third parties or from us and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised products or services, we apply judgment to determine whether promised products or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. Shipping and distribution activities occur prior to the transfer of control of a good are considered activities to fulfill our promise to deliver goods to the customers. Shipping and distribution activities are not a promised service, and therefore, are not a separate performance obligation.

(iii) Determine the transaction price.

We define the transaction price as the amount of consideration in a contract to which we expect to be entitled in exchange for transferring promised goods or services to a customer; amounts collected on behalf of third parties are excluded. Variable consideration is included in the transaction price, if, in our judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur. We determine the amount of variable consideration by using the expected value method or the most likely amount method. In addition, we account for consideration payable to customers such as sales incentives and slotting fees as a reduction in the transaction price.

(iv) Allocate the transaction price to the performance obligations in the contract.

We have no significant arrangements with multiple performance obligations. For contracts that contain a single performance obligation, we allocate the entire transaction price to the single performance obligation.

(v) Recognize revenue as the entity satisfies a performance obligation.

Revenue is recognized when control of the product is transferred to the customer and the related performance obligation is satisfied, which typically occurs upon delivery of the product to the customer, for an amount that reflects the net consideration we expect to receive in exchange for delivering the product.

Contract Costs

We sometimes incur costs to obtain or fulfill a contract with a customer. We have applied the practical expedient in ASC 340-40-25-4 and record as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of these costs is less than one year. For the year ending December 29, 2019 and the fiscal quarter ended March 29, 2020, all contract costs assessed upon the adoption of Topic 606 had an amortization period of less than one year.

Consolidation of Variable Interest Entities

We consolidate all entities where there exists a controlling financial interest. We have considered our relationship with a certain entity to determine whether we have a variable interest in that entity and, if so, whether we are the primary beneficiary of the relationship. GAAP requires VIEs to be consolidated if an entity’s interest in the VIE is a controlling financial interest. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (1) the power to direct the activities of the VIE that most significantly impacts the VIEs economic performance and (2) the obligations to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with a VIE would cause our consolidation conclusion to change. The consolidation status of the VIEs with which we are involved may change as a result of such reassessments. Changes in consolidation status are applied in accordance with GAAP.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually on October 1 or more frequently if events or changes in circumstances indicate that the asset may be impaired. We first assess qualitative factors to determine whether events or circumstances existed that would lead us to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. If we determine that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit’s fair value and a charge is reported as impairment of goodwill in our consolidated statement of operations. To date, we have not recorded any impairment charges associated with our goodwill.

Contingent Consideration

In connection with our 2014 acquisition of certain assets of Heartland Eggs, we were required to make royalty payments to prior owners of certain assets of Heartland Eggs. The royalty payments are contingent on our future purchase of eggs from supplier contracts that were acquired in the acquisition. These purchases of eggs are contingent because the occurrence of purchases are not guaranteed and the timing and amount of purchases are unknown. Fair value of the contingent consideration liability was determined at the acquisition date using unobservable inputs. These inputs included projected financial information, market volatility, risk-adjusted discount rates and timing of contractual payments. Subsequent to the acquisition date, at each reporting date, the contingent consideration liability is remeasured to fair value with changes in fair value recorded within selling, general and administrative expenses in our consolidated statement of operations.

Stock-Based Compensation

We measure stock-based awards granted to employees and directors based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Historically, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model, which required inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option and our expected dividend yield. Following the completion of our IPO, our board of directors determines the fair value of the common stock underlying our stock-based awards based on the closing price of our common stock on Nasdaq as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions. To date, we have issued stock-based awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

Effective January 1, 2019, we adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, or ASU 2018-07, which expands the scope of Topic 718 to include share-based payment awards to nonemployees. As a result, stock-based awards granted to consultants and non-employees are accounted for in the same manner as awards granted to employees and directors as described above. The impact of adoption of this new guidance did not have a material impact on our consolidated financial statements.

Prior to the adoption of ASU 2018-07, we recognized compensation expense for stock-based awards granted to consultants and non-employees over the shorter of the vesting period or the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is re-measured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

Recent Accounting Pronouncements

See the sections titled “Summary of Significant Accounting Policies—Recently adopted accounting pronouncements” and “—Recently issued accounting pronouncements not yet adopted” in Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional details.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in raw materials, ingredients, inflation and interest rates.

Raw Materials Pricing Risk

The packaging materials used for our products include cardboard, glass, corrugated fiberboard, kraft paper, flexible plastic, flexible film and paperboard. These raw materials are subject to price fluctuations that may create price risk. A hypothetical 10% increase or decrease in the weighted-average cost of these raw materials as of September 27, 2020 would have resulted in an increase or decrease to cost of sales for the 39-week period ended September 27, 2020 of approximately $1.2 million. We seek to mitigate the impact of raw materials cost increases by negotiating pricing agreements. We strive to offset the impact of raw materials cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Ingredient Risk

We source our pasture-raised eggs and milk for our products from our network of small family farms. The price we pay to purchase shell eggs from farmers fluctuates based on pallet weight, and under our buy-sell contracts, which account for 99% of the laying hens in our network of family farms as of September 27, 2020, the price we pay is also indexed quarterly in arrears for changes in feed cost, which may cause our agreed-upon pricing under these contracts to fluctuate on a quarterly basis. Under the remainder of our contracts, we are directly responsible for purchasing feed. Either type of contract subjects us to risk of price fluctuations in feed ingredients, primarily consisting of corn and soy. We do not attempt to hedge against fluctuations in the prices of these ingredients by using future, forward, option or other derivative instruments. A hypothetical 10% increase or decrease in the weighted-average cost of these ingredients as of September 27, 2020 would have resulted in an increase or decrease to cost of sales for the 39-week period ended September 27, 2020 of approximately $2.6 million. We strive to offset the impact of ingredient cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

Interest Rate Risk

We are subject to interest rate risk in connection with our Credit Facility. See the section titled “—Liquidity and Capital Resources—Credit Facility” above. Based on the average interest rate on the instruments under the Credit Facility during the 39-week period ended September 27, 2020, and to the extent that borrowings were outstanding, we do not believe that a hypothetical 10% change in the interest rate would have a material effect on our results of operations or financial condition for 39-week period ended September 27, 2020.

Our interest-earning instruments also carry a degree of interest rate risk. As of September 27, 2020, we had cash and cash equivalents of $112.6 million.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

All of our sales are denominated in U.S. dollars, and therefore our net revenue is not currently subject to significant foreign currency risk. We purchase certain equipment from foreign countries, and the cost related to this equipment is denominated in the currency of the applicable country. Additionally, to the extent our sourcing strategy changes or we commence generating revenue outside of the United States that is denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% change in the relative value of the U.S. dollar to other currencies would not have had a material effect on our results of operations for the 39-week period ended September 27, 2020.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

BUSINESS

Our Company: Bringing Ethically Produced Food to the Table

Vital Farms is an ethical food company that is disrupting the U.S. food system. We have developed a framework that challenges the norms of the incumbent food model and allows us to bring high-quality products from our network of small family farms to a national audience. This framework has enabled us to become the leading U.S. brand of pasture-raised eggs and butter and the second largest U.S. egg brand by retail dollar sales. Our ethics are exemplified by our focus on the humane treatment of farm animals and sustainable farming practices. We believe these standards produce happy hens with varied diets, which produce better eggs. There is a seismic shift in consumer demand for ethically produced, natural, traceable, clean-label, great-tasting and nutritious foods. Supported by a steadfast adherence to the values on which we were founded, we have designed our brand and products to appeal to this consumer movement.

Our purpose is rooted in a commitment to Conscious Capitalism, which prioritizes the long-term benefits of each of our stakeholders (farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders). Our business decisions consider the impact on all of our stakeholders, in contrast with the factory farming model, which principally emphasizes cost reduction at the expense of animals, farmers, consumers, crew members, communities and the environment. These principles guide our day-to-day operations and, we believe, help us deliver a more sustainable and successful business. Our approach has been validated by our financial performance and our designation as a Certified B Corporation, a certification reserved for businesses that balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability.

Our Ethical Decision-Making Model

Stakeholders	Guiding Principles

Farmers and Suppliers	• Forming strong relationships with our network of approximately 200 small family farms, who are the foundation of our resilient and reliable supply chain

Customers and Consumers	• Delivering the transparency and quality around food products that today’s consumers demand

Crew Members	• Empowering our crew members by investing in their financial security, development and overall well-being

Community and Environment	• Investing in our community and being conscious stewards of the environment

Stockholders	• Building a sustainable company for the long term by delivering stockholder value

We have scaled our brand through our strong relationships with small family farms and deliberate efforts to design and build the infrastructure to bring our products to a national audience. Today, with a network of approximately 200 family farms, we believe our ethically produced pasture-raised products have set the national standard for ethically produced food. We believe the success of our relationships with small family farms and the efficiency of our supply chain provide us with a competitive advantage in the approximately $45 billion U.S. natural food and beverage industry, in which achieving reliable supply at a national scale can be challenging. In 2017, we opened Egg Central Station, a shell egg processing facility in Springfield, Missouri, which is centrally located within our network of family farms. Egg Central Station is capable of packing three million eggs per day and has achieved Safe Quality Food or SQF, Level 3 certification, the highest level of such certification from the Global Food Safety Initiative, or GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies globally to have received the SQF Institute, or SQFI, Select Site certification, indicating that the site has voluntarily elected to undergo annual unannounced recertification audits by SQFI, the organization responsible for administering a global food safety and quality program known as the SQF Program. The design of Egg Central Station includes investments in support of each of our stakeholders, from our crew members (daylighting, climate control, slip resistant floors in the egg grading room), to the community and environment (consulting with the community before we built the facility, restoring native vegetation on the property, best-in-class storm water management), to our customers and consumers (food safety and maintenance investments far beyond regulatory requirements). We believe owning and operating this important element of our supply chain is a key differentiator and provides us with a competitive advantage, which we intend to continue to leverage to grow both our net revenue and gross margin.

Our loyal and growing consumer base has fueled the expansion of our brand from the natural channel to the mainstream channel and facilitated our entry into the foodservice channel. As of September 2020, we offer 23 retail SKUs through a multi-channel retail distribution network across more than 16,000 stores. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in key traffic-generating categories as compared to products offered by our competitors. We believe we have significant room for growth within the retail and, in the medium- to long-term, foodservice channels and can capture this opportunity by growing brand awareness and through new product innovation. We also believe there are incremental growth opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets, which we may access along with retail growth opportunities to enable us to continue our net revenue growth.

We have built a sustainable company founded on ethically produced products that increasingly resonate with consumers. Our trusted brand and Conscious Capitalism-focused business model have resulted in significant growth. We have increased net revenue from $1.9 million in fiscal 2010 to $140.7 million in fiscal 2019, which represents a 61% CAGR. From fiscal 2017 to fiscal 2019, we grew net revenue by 90% and the number of stores carrying our products increased by 50%. Going forward, we expect the consumer movement away from factory farming practices will continue to fuel demand for ethically produced food. According to a 2018 survey of nearly 30,000 international consumers, 62% want brands to have ethical values and demonstrate authenticity in all parts of their business. We believe these demands extend to the food industry and that consumers are recognizing the benefits of pasture-raised egg and dairy products. Management is committed to ensuring our values remain aligned with those of our consumers while delivering stockholder value.

Evidence of our historical success in continuing to scale our business is shown in the graphics below. All dates refer to the year ended December 31, except for 2018 and 2019, which refer to the fiscal year ended December 30 and December 29, respectively.

Number of Stores	Net Revenue	Gross Profit
	$MM	$MM

Our History

Matthew O’Hayer and his wife Catherine Stewart founded Vital Farms in 2007 on a 27-acre plot of land in Austin, Texas. Armed with a small flock of hens, they maintained a strong belief that a varied diet and better animal welfare practices would lead to superior eggs. Our first sales came from farmers markets and restaurants around Austin and, less than a year later, our eggs were discovered by Whole Foods. Matt and Catherine saw the opportunity to do something more than sell eggs to a few stores. They chose to build a sustainable company that aligned with the family farming community and was able to profitably deliver quality products to a devoted consumer base. As our business has continued to grow, our model remains rooted in trust and mutual accountability with our farmers, who are and will remain core to our business.

In 2014, our current president and chief executive officer, Russell Diez-Canseco, joined Vital Farms and led the development of our large and scalable network of family farms. In 2015, recognizing the opportunity to elevate our production process and bolster long-term growth and profitability, we began the design process for Egg Central Station, which opened in 2017 in Springfield, Missouri. We meticulously designed Egg Central Station in service of all of our stakeholders by improving on the best practices we observed across numerous world-class facilities. Today, Egg Central Station is capable of packing three million eggs per day and has achieved SQF Level 3 certification, the highest level of such certification from the GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies globally to have received the SQFI Select Site certification.

Demand for our high-quality products has enabled us to expand our brand beyond the natural channel and into the mainstream channel through relationships with Albertsons, Kroger, Publix, Target, Walmart and numerous other national and regional food retailers. As of September 2020, our ethically produced pasture-raised products are sold in more than 16,000 stores nationwide. Over the course of our journey, our founder, Matthew O’Hayer, has continued to inform our strategic vision and remains intimately involved with the business as our executive chairman, going so far as to personally read and ensure a written response to each email and letter we receive from our loyal consumers.

Our Purpose

Our purpose is to bring ethically produced food to the table. We do this by partnering with family farms that operate within our strictly defined set of ethical food production practices. We are motivated by the influence we have on rural communities through creating impactful, long-term business opportunities for small family farmers. Moreover, we are driven to stand up for sustainable production practices that have been largely cast aside under the factory farming system. In our view, this system has been consistently misguided, focused on producing products at lowest cost rather than driving long-term and sustainable benefits for all stakeholders.

Since inception, our values have been rooted in the principles of Conscious Capitalism. We believe managing our business in the best interest of all of our stakeholders will result in a more successful and sustainable enterprise. A key premise of our business model is our consumer-centric approach, which focuses on identifying consumer needs and developing products that address these needs. While remaining committed to ethical decision-making, we have achieved strong financial performance and earned the Certified B Corporation designation, reflecting our role as a contributor to the global cultural shift toward redefining success in business in order to build a more inclusive and sustainable economy. We believe our consumers connect with Vital Farms because they love our products, relate to our values and trust our practices.

Industry Overview

We operate in the large and growing U.S. natural food and beverage industry that, according to SPINS, LLC, or SPINS, data, was projected to generate total retail sales of approximately $47.2 billion in 2019, accounting for approximately 10.5% of total projected food and beverage sales, and was projected to grow at a

6.4% CAGR between 2017 and 2019, outpacing total projected food and beverage growth of 1.9% over the same period. Consumer awareness of the negative health, environmental and agricultural impacts of processed food and factory farming standards has resulted in increased consumer demand for ethically produced food. We believe this trend has had a meaningful impact on the growth of the natural food industry, which is increasingly penetrating the broader U.S. food market as mainstream retailers respond to consumer demand. We believe increased demand for natural food and a willingness to pay a premium for brands focused on transparency, sustainability and ethical values will continue to be a catalyst for our growth.

According to SPINS data, the U.S. shell egg market accounted for approximately $6.3 billion in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 8.1% between 2017 and September 2020. Our relatively low household penetration of 3.6%, compared to the shell egg category penetration of approximately 98%, provides a significant long-term growth opportunity for our business. According to SPINS data, the U.S. pasture-raised retail egg market accounted for approximately $236.7 million in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 40.4% between 2017 and September 2020, while the specialty egg (including pasture-raised, free-range and cage-free) market accounted for approximately $1.2 billion in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 13.8% between 2017 and September 2020. Additionally, we estimate that the U.S. processed egg market as of September 2020 accounted for approximately $3.2 billion in retail sales. According to SPINS data, the U.S. butter market accounted for approximately $3.8 billion in retail sales for the 52 weeks ended September 6, 2020 and grew at a CAGR of 8.1% between 2017 and September 2020. We believe the strength of our platform, coupled with significant investments in our crew members and infrastructure, position us to continue to deliver industry-leading growth across new and existing categories.

Our Strengths

Trusted Brand Aligned with Consumer Demands

We believe consumers have grown to trust our brand because of our adherence to our values and a high level of transparency. We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethical, great-tasting and nutritious foods. Growing public awareness of major issues connected to animal farming, including human health, climate change and resource conservation, is closely aligned with our ethical mission. We believe consumers are increasingly focused on the source of their food and are willing to pay a premium for brands that deliver transparency, sustainability and integrity. As a company focused on driving the success of our stakeholders, our brand resonates with consumers who seek to align themselves with companies that share their values. Through our Vital Times newsletter and social media presence, we cultivate and support our relationship with consumers by communicating our values, building trust and promoting brand loyalty.

Strategic and Valuable Brand for Retailers

Our historical performance has demonstrated that we are a strategic and valuable partner to retailers. We have innovated and grown into adjacent food categories while reaching a broad set of consumers through a variety of retail partners, including Albertsons, Kroger, Publix, Target and Walmart. As of September 2020, we are the number one or two egg brand by retail dollar sales for branded eggs with key customers such as Albertsons, Kroger, Sprouts, Target and Whole Foods. We believe the success of our brand demonstrates that consumers are demanding premium products that meet a higher ethical standard. We have expanded into the mainstream channel while still continuing to command premium prices for our ethically produced products, which sell for as much as three times the price of commodity eggs. We believe that our products are more attractive to retail customers because they help generate growth, deliver strong gross profits and drive strong velocities, as represented by the natural channel velocities depicted below.

Vital Farms Natural Channel Velocity versus All Other Competitors (1)

Refrigerated Eggs (2)	Refrigerated Butter(3)

Source: Refrigerated Eggs & Refrigerated Butter - SPINS, LLC Natural Channel, 52 Weeks Ending September 6, 2020

(1)	Channel Velocity ($ / Store / Item / Week) is defined as weekly sales per store per item of our products sold in retailers included in the Natural Channel.
(2)	Refrigerated egg competitors represent shell eggs in the Natural Channel.
(3)	Refrigerated butter competitors represent butter brands in the Natural Channel, excluding clotted cream and clarified butter.

Supply Chain Rooted in Commitment to Our Stakeholders

Our ongoing commitment to the social and economic interests of our stakeholders guides our supply chain decisions. We carefully select and partner with family farms in the Pasture Belt, the U.S. region where pasture-raised eggs can be produced year-round. We establish supply contracts that we believe are attractive for all parties, demonstrate our commitment to our network of small family farms through educational programs that transfer critical best practice knowledge, and pay farmers competitive prices for high-quality pasture-raised eggs. We believe our commitment to farmers facilitates more sustainable farm operations and significantly reduces turnover. Our network of small family farms gives us a strategic advantage through a scaled and sustainable supply chain and allows us to go to market with the highest quality pasture-raised premium products.

Map of the Pasture Belt

Experienced and Passionate Team

We have an experienced and passionate executive management team that we refer to as the “C-crew,” which has approximately 60 years of combined industry experience and includes our president and chief executive officer, Russell Diez-Canseco, a seasoned food industry expert with over 16 years of relevant experience, including at H-E-B, a privately held supermarket chain. Our C-crew works in partnership with Matthew O’Hayer, our founder and executive chairman, who continues to inform our strategic vision with the entrepreneurial perspective gained through over 40 years of building businesses. We also have a deep bench of talent with strong business and operational experience, and crew members at all levels of our organization are passionate about addressing the needs of our stakeholders. We have leveraged the experience and passion of our C-crew, our founder and executive chairman, and our other crew members to grow net revenue over 390% since the beginning of 2014, enter our second major food category, butter, and build our first shell egg processing facility, Egg Central Station.

Our Growth Strategies

We believe our investments in our brand, our stakeholders and our infrastructure position us to continue delivering industry-leading growth that outpaces both the natural food industry and the overall food industry.

Expand Household Penetration through Greater Consumer Awareness

Critical to the success of our mission is our ability to share the Vital Farms story with a broader audience. By educating consumers about our brand, our values and the premium quality of our products, we intend to increase our household penetration. Our relatively low household penetration of 3.6% for our pasture-raised shell eggs, compared to the shell egg category penetration of approximately 98%, shows that expanding the national presence of our brand offers a significant runway for future growth.

We are well positioned to increase household penetration of our products given their alignment with consumer trends and approachability with consumers. We intend to increase the number of consumers who buy our products by using digitally integrated media campaigns, social media tools and other owned media channels. We believe these efforts will educate consumers on our ethical values and the attractive attributes of our pasture-raised products, generate further demand for our products and ultimately expand our consumer base.

Grow Within the Retail Channel

By leveraging greater consumer awareness and demand for our brand, we believe there is significant opportunity to grow volume with existing retail customers. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in the categories in which we compete. By capturing greater shelf space, driving higher product velocities and increasing our SKU count, we believe there is meaningful runway for further growth with existing retail customers. Beyond our existing retail footprint, we believe there is significant opportunity to gain incremental stores from existing retail customers as well as to add new retail customers. We also believe there are significant further long-term opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets.

Expand Footprint across Foodservice

We believe there is significant demand for our products in the foodservice channel. We see significant opportunity for medium- to long-term growth in this channel through sales to foodservice operators supported by joint marketing and advertising. Our brand has a differentiated value proposition with consumers, and we believe consumers are increasingly demanding ethically produced ingredients when they eat outside of the home. We believe that more consumers will look for our products on menus, particularly with foodservice partners whose values are aligned with our own, and that on-menu branding of our products as ingredients in popular meals and menu items will drive traffic and purchases in the foodservice channel. An example of our recent foodservice growth initiative is our relationship with Tacodeli, which sells breakfast tacos made exclusively with our pasture-raised shell eggs across 11 restaurant locations and more than 60 points of distribution, such as coffee shops and farmers market stands, across Texas. We believe branded foodservice offerings will further drive consumer awareness of our brand and purchase rates of our products in the retail channel.

Extend Our Product Offering through Innovation

The successes of our core products have confirmed our belief that there is significant demand for pasture-raised and ethically produced food products. We expect to continue to extend our product offerings through innovation in both new and existing categories, including with our launch of pasture-raised egg bites in August 2020. In 2018, we launched the only pasture-raised hard-boiled eggs in the U.S. market, and in 2019, we launched both ghee and liquid whole eggs, the latter of which are the only pasture-raised liquid whole eggs in the U.S. market. The success of our product portfolio and our proprietary consumer surveys confirm our belief that there is significant demand for our brand across a wide spectrum of food categories. Within this broader market, we believe the U.S. refrigerated value-added dairy category represents a total addressable market of $34.5 billion and is the closest adjacency and best near-term opportunity for our brand. We have several products in our innovation pipeline that we believe will be successful in these adjacent markets.

Product Overview

We currently produce six pasture-raised products sourced from animals raised on small family farms: shell eggs, butter, hard-boiled eggs, ghee, liquid whole eggs and egg bites.

Our original and core product is pasture-raised shell eggs. We defined the pasture-raised egg category by following European-rooted standards codified by the Certified Humane Program, which require each hen to have at least 108 square feet of land and daily outdoor access. Our pasture-raised shell eggs are ethically produced and our consumers consistently tell us that they provide a richer taste and color than other eggs on the market. The retail varieties of our pasture-raised shell eggs are based on supplemental feed type (certified organic, non-GMO project verified and conventional), egg size (medium, large, extra large and jumbo) and pack size (6, 12 and 18 count).

In 2015, we saw an opportunity in the U.S. refrigerated value-added dairy market for premium, pasture-raised butter with artisanal qualities, such as higher butterfat content, sea salt and traditional slow-churn methods. Our consumer research and basket analysis also identified butter as a highly complementary product category to eggs in terms of usage and buyer profile. Today, we offer unsalted and sea salted varieties of our pasture-raised butter, which has 85% butterfat and is sold in two-stick packs.

In March 2018, we launched pasture-raised hard-boiled eggs to broaden the appeal of our brand and satisfy an incremental usage occasion—ready-to-eat snacking. That launch was quickly followed by the introduction of our pasture-raised liquid whole eggs in August 2019. We currently provide the only pasture-raised liquid whole egg in the estimated $3.2 billion U.S. processed egg market, which has seen little innovation in decades and has traditionally been dominated by egg whites.

In February 2019, we introduced pasture-raised ghee, followed in August 2019 by the release of a first of its kind ghee in a squeeze bottle format. Our pasture-raised ghee meets the standards consumers expect from the Vital Farms brand, with original and pink Himalayan salt varieties.

In August 2020, we introduced our pasture-raised egg bites, which are made with ethically sourced ingredients, such as pasture-raised eggs and cheese, humanely raised meats, and vegetables, and are gluten-free. The egg bites are available in four flavors: uncured bacon and cheddar cheese; roasted red pepper and mozzarella cheese; ham, bell peppers, onions and cheddar cheese; and sun-dried tomato, basil and mozzarella cheese. Each package contains two fully cooked egg bites and is able to be warmed directly in the microwave for a convenient and high protein breakfast or snack.

Motivated by our mission, our success and our customers’ feedback, we continue to innovate and expand our product offering to address growing consumer demand for pasture-raised and ethically produced products.

PASTURE-RAISED SHELL EGGS
PASTURE-RAISED BUTTER
PASTURE-RAISED HARD-BOILED EGGS
PASTURE-RAISED GHEE
PASTURE-RAISED LIQUID WHOLE EGGS
PASTURE-RAISED EGG BITES

Innovation

The successes of our core products have confirmed our belief that there is significant demand for pasture-raised and ethically produced food products. We expect to continue to extend our product offerings through innovation in both existing and new categories, including with our launch of pasture-raised egg bites in August 2020. We have a dedicated product development team that leverages comprehensive consumer insights and trend data to provide innovative solutions and ideas that meet new consumer needs and usage occasions. We also have a proven innovation model that utilizes a trusted network of partners to bring products to market without requiring significant upfront investment. We are committed to building on the success of our recent product launches and continuing to introduce consumers to our expanding range of ethically produced food products.

Demonstrated Track Record of Portfolio Expansion

Note: Store count figures as of September 6, 2020.

Marketing

Our multi-faceted, consumer-centric marketing strategy has been instrumental in building our brand and driving net revenue. Our marketing strategy is aimed at solidifying our brand’s positioning as a leading provider of ethically produced food. We execute on this strategy by advertising through digitally integrated media campaigns, social media tools and other owned media channels. Our brand’s standout packaging has been a signature communication vehicle since our inception. We maintain a presence across all major social media platforms.

Under the leadership of our chief marketing officer, Scott Marcus, our brand has grown rapidly into the #1 U.S. pasture-raised, #1 U.S. natural channel and #2 U.S. overall egg brand by retail dollar sales, with an 80% share of the U.S. pasture-raised retail egg market for the 52-week period ended September 6, 2020. Our brand awareness is represented by a strong social media following, with approximately 88,000 Instagram followers.

Building on prior success, we will continue to invest in the brand through digitally integrated national media campaigns and build customer loyalty through other media formats, including our quirky Vital Times newsletter, now in its tenth year of print, which is placed in each egg carton. During the past two years, we have circulated over 72 million copies of our Vital Times newsletter.

Building upon a landscape of shifting consumer preferences, we are focused on reaching new consumers to educate them about our ethically focused value proposition. We work continuously to understand our consumers and leverage those insights to develop impactful communication plans and messaging. We remain focused on deploying our sophisticated marketing capabilities and world-class sales team to ensure that both customers and consumers understand the Vital Farms story.

Our Customers

We market our products throughout the United States with the majority of our net revenue coming from our pasture-raised egg products. As of September 2020, we currently distribute through third parties and direct to retailers to reach more than 16,000 stores. With significant expansion in recent years, our retail sales are evenly distributed between the natural channel and mainstream channel. Because of our brand equity, loyal consumer base and expanding line of high-quality products, we believe there are attractive growth opportunities across these channels, in addition to a sizable opportunity in the foodservice channel in the medium- to long-term. We believe there are also incremental growth opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets, which we may access, along with retail growth opportunities, to enable us to continue our net revenue growth.

Natural Channel

Natural channel retailers, including Whole Foods and Sprouts, represented approximately 52%, 49% and 47% of our retail dollar sales in fiscal years 2017, 2018 and 2019, respectively, and approximately 51% and 47% of our retail dollar sales in the 39-week periods ended September 29, 2019 and September 27, 2020, respectively.

Mainstream Channel

Widespread consumer demand for high-quality and traceable foods has driven our expansion into the mainstream channel with national retailers, including Albertsons, Kroger, Publix, Target and Walmart. We began selling eggs in select Kroger divisions in 2014. Since that time, Kroger has grown to become our second largest customer, offering our products in over 2,000 stores. We also continue to expand our relationships with Albertsons, Publix, Target and Walmart. The mainstream channel represented approximately 48%, 51% and 53% of our retail dollar sales in fiscal years 2017, 2018 and 2019, respectively, and approximately 49% and 53% of our retail dollar sales in the 39-week periods ended September 29, 2019 and September 27, 2020, respectively.

Foodservice Channel

In addition to our primary natural and mainstream channels, we have a presence in foodservice through the sale of shell eggs to select accounts. We expect our foodservice business to continue to grow in the medium- to long-term through expansive new relationships with broad-line distributors, as well as direct accounts. In fiscal years 2017, 2018 and 2019, the foodservice channel accounted for approximately 4%, 2% and 2%, respectively, of our net revenue. In the 39-week periods ended September 29, 2019 and September 27, 2020, the foodservice channel accounted for approximately 2% and 1%, respectively, of our net revenue. Our established foodservice relationships help to extend our marketing efforts through unique co-branding opportunities. We plan to continue to capitalize on these opportunities as we work to introduce new products through the foodservice channel.

One example of our successful foodservice programs is Tacodeli, a popular chain based in Austin, Texas with 11 restaurant locations and more than 60 points of distribution, such as coffee shops and farmers market stands, across Texas. In the spring of 2019, Tacodeli committed to exclusively using Vital Farms eggs for its breakfast tacos, branded with our logo on menus and taco wrappers. We have also built a marketing partnership with Tacodeli to demonstrate the quality of our co-branded offering and to increase consumer awareness of our brands via social media, public relations and other events.

Vital Farms and Tacodeli Co-Branding

Our products can also currently be found in micro-markets in the Austin, Texas offices of Apple Inc., Facebook, Inc., Google LLC and YETI. We also believe there is significant additional opportunity in the hospitality industry, college and universities, and additional restaurant chains.

Supply Chain

We have strategically designed our supply chain to ensure high-production standards and optimal year-round operation. We are motivated by the positive impact we have on rural communities and enjoy a strong relationship and reputation with our network of approximately 200 small family farms. In order to capitalize on this strong supply network, we built a state-of-the-art shell egg processing facility, Egg Central Station in Springfield, Missouri. Egg Central Station is approximately 82,000 square feet and utilizes highly automated equipment to grade and package our shell egg products. The design of our facility includes investments in support of each of our stakeholders, from our crew members (daylighting, climate control, slip resistant floors in the egg grading room), to the community and environment (consulting with the community before we built the facility, restoring native vegetation on the property, best-in-class storm water management), to our customers and consumers (food safety and maintenance investments far beyond regulatory requirements). Today, Egg Central Station is capable of packing three million eggs per day and has achieved SQF Level 3 certification, the highest level of such certification from the GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies globally to have received the SQFI Select Site certification, indicating that the site has voluntarily elected to undergo annual unannounced recertification audits by SQFI, the organization responsible for administering a global food safety and quality program known as the SQF Program. To facilitate further growth, we have established a plan to double the capacity of Egg Central Station through a mirror-image expansion adjacent to the existing location.

Our eggs are kept in on-farm coolers using precise equipment specified by us. The eggs are then collected on a regular basis by a third-party freight carrier and placed in cold storage until packing for shipment to customers. Each of our butter, ghee, hard-boiled eggs, liquid whole egg and egg bites products have a dedicated co-manufacturing partner. To support the growth of our business, we are focused on expanding existing relationships and establishing new co-manufacturing relationships.

Our egg packaging consists primarily of corrugated boxes and egg cartons, and we use a limited amount of recycled plastic packaging. Our corrugated boxes are sourced from a supplier in Springfield, Missouri, our egg cartons are sourced from Canada and Europe from a single-source supplier and our recycled plastic packaging is sourced from Mexico from a single-source supplier. Our other products are packaged in jars, bottles, film and cartons that are primarily managed by our co-manufacturing partners. In every case we strive to find the most sustainable and environmentally considered packaging, shipping materials and inks.

Competition

We operate in a highly competitive environment across each of our product categories. We have numerous competitors of varying sizes, including producers of private-label products, as well as producers of other branded egg and butter products that compete for trade merchandising support and consumer dollars. We compete with large egg companies such as Cal-Maine, Inc. and large international food companies such as Ornua (Kerrygold). We also compete directly with local and regional egg companies, as well as private-label specialty egg products processed by other egg companies. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

Shell eggs may be sourced from hens that are caged, cage free, free range or pasture raised. Large egg companies offer commodity eggs sourced from caged hens, and in an attempt to address growing consumer demand for ethically produced and higher quality eggs, they have also grown their cage-free and free-range offerings.

Although we operate in competitive industries, we believe that we have a strong and sustainable competitive advantage based on an ongoing process of values-driven decisions, our fundamental commitment to producing food ethically and humanely, the trust we have developed in our brand, and our ability to provide reliable supply to our distribution partners and customers. We built and operate what we believe is one of the largest sourcing and distribution networks of family farms with strong growth potential. By focusing on the interests of each of our stakeholders, we believe we have created a model that attracts the best family farm partners, produces the highest quality product and creates benefits for all parties. We believe our experience in building this network will provide significant scale and execution advantages as we continue to expand.

Government Regulation

We are subject to laws and regulations administered by various federal, state and local government agencies in the United States, such as the USDA, the FDA, the FTC, the EPA and the OSHA. These laws and regulations apply to the processing, packaging, distribution, sale, marketing, labeling, quality, safety and transportation of our products, as well as our occupational safety and health practices.

Under various federal statutes and implementing regulations, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our products and the manufacturing, labeling, marketing, promotion and advertising thereof. With respect to eggs in particular, the FDA and the USDA split jurisdiction depending on the type of product involved. While the FDA has primary responsibility for the regulation of shell eggs, the USDA has primary responsibility for the regulation of dried, frozen or liquid eggs and other “egg products,” subject to certain exceptions. In addition, with respect to meat products, the USDA has primary jurisdiction for the regulation of products made wholly or in part from cattle, sheep, swine, or goats, such as certain of our egg bite products which contain bacon or ham, subject to certain exceptions.

Among other things, the facilities in which our products are manufactured or processed must register with the FDA and/or the USDA, comply with cGMPs and comply with a range of food safety and labeling requirements established by the FDCA, as amended by the Food Safety Modernization Act of 2011, the EPIA, the FMIA, the OFPA and the AMA, among other laws implemented by the FDA, the USDA and other regulators. The FDA and the USDA have the authority to inspect these facilities depending on the type of product involved; For example, Egg Central Station, our facility in Springfield, Missouri, has been subject to periodic inspections by the USDA to evaluate compliance with certain applicable requirements, and the FDA may likewise inspect the facility. The FDA and the USDA also require that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and non-misleading. Similarly, the FTC requires that our marketing and advertising be truthful, non-misleading and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, organic claims and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements. We also participate in the USDA’s voluntary egg grading program, which requires compliance with additional labeling and facility requirements.

In addition, our suppliers are subject to numerous regulatory requirements. For example, the farmers who produce our shell eggs may be subject to requirements implemented by the FDA pertaining to pest control, salmonella enteritidis prevention and other requirements.

We are also subject to state and local food safety regulation, including registration and licensing requirements for our facilities, enforcement of standards for our products and facilities by state and local health agencies, and regulation of our trade practices in connection with selling our products.

We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our co-manufacturers, distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters.

Certified B Corporation

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, in December 2015, we were designated as a Certified B Corporation.

In order to be designated as a Certified B Corporation, companies are required to take a comprehensive and objective assessment of their positive impact on society and the environment. The assessment evaluates how a company’s operations and business model impacts its workers, customers, suppliers, community and the environment using a 200-point scale. While the assessment varies depending on a company’s size (number of employees), sector and location, representative indicators in the assessment include payment above a living wage, employee benefits, stakeholder engagement, supporting underserved suppliers and environmental benefits from a company’s products or services. After completing the assessment, B Lab will verify the company’s score to determine if it meets the 80-point minimum bar for certification. The review process includes a phone review, a random selection of indicators for verifying documentation and a random selection of company locations for onsite reviews, including employee interviews and facility tours. Once certified, every Certified B Corporation must make its assessment score transparent on B Lab’s website.

Acceptance as a Certified B Corporation and continued certification is at the sole discretion of B Lab. To maintain our certification, we are required to update our assessment and verify our updated score with B Lab every three years. We will need to update our current certification no later than February 22, 2021.

Public Benefit Corporation Status

In connection with our Certified B Corporation status and as a demonstration of our long-term commitment to our mission to bring ethically produced food to the table by coordinating a network of family farms to operate with a well-defined set of organic agricultural practices that includes the humane treatment of farm animals as a central tenet, we elected in October 2017 to be treated as a public benefit corporation under Delaware law.

Under Delaware law, a public benefit corporation is required to identify in its certificate of incorporation the public benefit or benefits it will promote and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to disclose to stockholders at least biennially a report detailing their success in meeting their benefit objectives.

As provided in our certificate of incorporation, the public benefits that we promote, and pursuant to which we manage our company, are: (i) bringing ethically produced food to the table; (ii) bringing joy to our customers through products and services; (iii) allowing crew members to thrive in an empowering, fun environment; (iv) fostering lasting partnerships with our farms and suppliers; (v) forging an enduring profitable business; and (vi) being stewards of our animals, land, air and water, and being supportive of our community. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation Status” for additional information.

Seasonality

Demand for shell eggs fluctuates in response to seasonal factors. Shell egg demand tends to increase with the start of the school year and is highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter and the lowest during the summer months. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Trademarks and Other Intellectual Property

We own trademarks and other proprietary rights that are important to our business, including our principal trademark, Vital Farms. All of our trademarks are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We believe the protection of our trademarks, copyrights and domain names are important to our success. We aggressively protect our intellectual property rights by relying on trademark and copyright.

Culture and Human Capital

Our Conscious Commitment

Our commitment to prioritizing the long-term benefits of each of our stakeholders includes our talented and passionate crewmembers, employees who are invaluable to our business. Following the Conscious Capitalism model, our business decisions consider the impact on all of our stakeholders, which we believe helps us to deliver a more sustainable and successful business.

Vital Farms is committed to creating and maintaining an environment that fosters collaboration, trust, and respect. Furthermore, we endeavor to provide our crewmembers with the resources they need to be successful, along with culture-enhancing programs and professional development opportunities.

Life at Vital Farms

At Vital Farms, we believe in cultivating meaningful opportunities, from supporting economic well-being for small family farmers to fostering a collaborative and inspiring environment for our crewmembers across the country.

Through a thoughtful and thorough screening process, we bring crewmembers into the business who we believe are aligned to our values and culture. For the 39-week period ended September 27, 2020, we have received 8,050 employment applications and hired 97 new crewmembers. Between February 14 to September 27, 2020, we surveyed new hires within their first week of employment to gather feedback on their orientation experience, and 93% of those surveyed indicated that they had a good orientation experience. The Vital Farms’ crewmember journey, including recruiting, onboarding and each step of the career experience, is guided by the philosophy of caring for our crew.

We believe in a culture of transparency and ownership, in which we communicate regularly to our crewmembers across departments and position levels through weekly team huddles at Egg Central Station, monthly all-company meetings and executive question and answer sessions. These frequent touchpoints are focused on helping crewmembers feel connected to our mission and empowered to make informed decisions that drive our business forward.

What We Value

We have defined our company values as (1) Be Humble, (2) Act Like an Owner, (3) Lead with a Growth Mindset and (4) Practice Empathy. We strive to create a culture that reflects these important pillars of our business.

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We are Humble: We recognize that we win and lose as a team, and we leave our egos at the door. We orient crewmembers towards common priorities by communicating priorities throughout the organization. Additionally, each quarter, crewmembers and their managers discuss professional development and set individual goals. We hold ourselves accountable to business objectives and know that we can all improve through continuous feedback.

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We Act Like Owners: We know our crew plays a critical role in our success and want them to have a stake in the outcome that they help create. We provide all crewmembers generous benefits in terms of competitive compensation, including hourly pay that is at least 25% above the living wage for an individual without children in the markets in which we operate (and at least 48% above minimum wage in Springfield, Missouri, for crew at Egg Central Station), paid parental leave, retirement contributions, health insurance and complementary Vital Farms products.

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We Lead with a Growth Mindset: We bring the drive to succeed, the desire to learn and the energy to keep raising the standards on everything we do. We offer a wealth of learning opportunities to our crew through our online training platform and host a variety of live training sessions each month covering a range of topics including financial wellness, goal setting, giving and receiving feedback, technological literacy and unconscious bias. Since the launch of our online training platform in June 2020, crewmembers have completed 476 online courses.

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We Practice Empathy: We know that we get to better answers when we incorporate different perspectives and experiences into our work. We believe a diverse, equitable and inclusive crew is crucial to our long-term success as a business and a priority for us as our values remain rooted in Conscious Capitalism. As part of this commitment, in September 2020, we began a partnership with the National Diversity Council, a national non-profit organization committed to fostering an environment for organizations to grow in their knowledge of diversity and their ability to practice empathy for others. We understand the importance of this work to our crew and plan to keep them informed of and engaged in this work in the months ahead.

Our Crew Members

As of September 27, 2020, we had approximately 210 full-time crew members, including 139 in operations, 32 in sales and marketing, 12 in finance and 27 in general and administrative functions, all of whom are located in the United States. Of our full-time crew members, three are contract workers. None of our crew members is represented by a labor union. We have never experienced a labor-related work stoppage, and we consider our relations with our crew members to be good.

Facilities

We lease our corporate headquarters located at 3601 South Congress Avenue, Austin, Texas, where we occupy approximately 9,000 square feet of office space pursuant to a lease that expires in April 2026, with an option to extend this lease for a successive period of five years. We own an approximately 82,000 square foot shell egg processing facility in Springfield, Missouri, which we refer to as Egg Central Station. We also lease warehouse space in Webb City, Missouri, pursuant to a lease that covers 5,000 rentable pallet spaces and expires December 2020 and a lease that covers 13,000 rentable pallet spaces and expires in September 2023. We believe that our current facilities are suitable and adequate to meet our current needs.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of November 1, 2020:

Name	Age	Position
Executive Officers:
Matthew O’Hayer	65	Founder, Executive Chairman and Director
Russell Diez-Canseco	48	President, Chief Executive Officer and Director
Jason Dale	49	Chief Operating Officer and Chief Financial Officer
Scott Marcus	45	Chief Marketing Officer
Peter Pappas	56	Chief Sales Officer
Non-Employee Directors:
Brent Drever	48	Director
Glenda Flanagan	67	Director
Kelly Kennedy	52	Director
Karl Khoury	51	Director
Denny Marie Post	63	Director
Gisel Ruiz	50	Director

Executive Officers

Matthew O’Hayer is our founder and has served as a member of our board of directors since inception and as our executive chairman since April 2019. From September 2007 to April 2019, Mr. O’Hayer served as our chief executive officer. Mr. O’Hayer is also the founder and has served as the president of the Organic Egg Farmers of America, an industry association that hosts agricultural conventions on topics related to organic egg production. We believe that Mr. O’Hayer is qualified to serve on our board of directors because of his leadership in conceptualizing and developing our brand and business, his deep expertise in the food business, his extensive knowledge of our industry and his 40 years of experience building businesses.

Russell Diez-Canseco has served as our president and chief executive officer since May 2019 and as a member of our board of directors since December 2019. Prior to this, Mr. Diez-Canseco served as our president and chief operating officer from November 2015 to April 2019, as our chief operating officer from October 2014 to October 2015 and as our vice president of operations from January 2014 to September 2014. Prior to joining us, Mr. Diez-Canseco spent several years with McKinsey & Company, a worldwide management consulting firm, H-E-B, a supermarket chain, and the Central Intelligence Agency. Mr. Diez-Canseco received his M.B.A. from Harvard Business School and earned his A.B. in Economics from the University of California at Berkeley. We believe Mr. Diez-Canseco’s strategic vision for our company and his extensive business experience, including in the food industry, make him qualified to serve on our board of directors.

Jason Dale has served as our chief operating officer and chief financial officer since January 2020. Prior to this, Mr. Dale served as our chief operating officer from August 2019 to January 2020 and as our chief financial officer from October 2014 to August 2019. Prior to joining us, Mr. Dale held a variety of executive management roles at Michael Angelo’s Gourmet Foods, Inc., a producer of premium, authentic frozen Italian entrees, including chief financial officer and chief operating officer, from August 2002 to May 2014. Mr. Dale received his B.S.B. in Accounting from the University of Phoenix.

Scott Marcus has served as our chief marketing officer since May 2019. Prior to this, Mr. Marcus served as our vice president of sales and marketing from July 2018 to April 2019 and as our vice president of marketing from February 2016 to July 2018. Prior to joining us, Mr. Marcus served in various roles at Mondelēz International, Inc. (formerly Kraft Foods), an American multinational confectionery, food and beverage holding company, including marketing director for the Savory brands North America business from January 2015 to December 2015, brand marketing director of the Ritz franchise from June 2014 to January 2015 and senior brand manager of belVita Breakfast United States from August 2012 to June 2014. Mr. Marcus received his M.B.A.

from The Fuqua School of Business at Duke University and his B.B.A. in Marketing from The George Washington University.

Peter Pappas has served as our Chief Sales Officer since October 2020. Prior to joining us, Mr. Pappas served as Chief Commercial Officer at Califia Farms, a plant-based food and beverage company, from January 2019 to October 2020. Prior to Califia Farms, Mr. Pappas served as Executive Vice President of Sales and Operations for the Western Division of Advantage Solutions, a sales and marketing consultancy, from 2014 to October 2018, as Chief Customer Officer/SVP Sales & Marketing of Dean Foods, an American dairy processor, between 2009 and 2014, as Vice President of US Sales for MillerCoors Brewing Company, from 2005 to 2009, and he held positions of increasing responsibility with Pepsi Cola and PepsiCo from 1989 to 2005. Mr. Pappas received his B.A. in International Relations & Business from University of California, Los Angeles.

Non-Employee Directors

Brent Drever has served as a member of our board of directors since March 2019. Mr. Drever has served as co-founder and chief operating officer of Manna Tree Partners, an asset management firm focused on food supply chain transparency, since 2018. Prior to that, Mr. Drever co-founded Acuity Institute in May 2005, a provider of leadership training, coaching and consulting, where he served as chief executive officer from April 2012 to October 2018 and has served as advisor since October 2018. Since September 2017, Mr. Drever has served as co-founder and board president of Zealous Schools, a micro school. Mr. Drever holds a B.S. in Architectural Engineering from the University of Colorado at Boulder. We believe that Mr. Drever is qualified to serve on our board of directors because of his diverse business, management and leadership experience across a variety of industries, including food supply.

Glenda Flanagan has served as a member of our board of directors since July 2020. Ms. Flanagan served as the Executive Vice President and Chief Financial Officer of Whole Foods Market, Inc., the natural and organic food supermarket chain acquired by Amazon, Inc. in 2017, from 1988 through May 2017. Since then she has served as the Executive Vice President and Senior Advisor at Whole Foods. Ms. Flanagan currently serves on the boards of directors of Whole Planet Foundation, Whole Cities Foundation, and Whole Kids Foundation, as well as the public companies Fitbit, Inc. and Credit Acceptance Corporation. Ms. Flanagan holds a B.B.A. in accounting from the University of Texas at Austin. Ms. Flanagan was selected to serve as a member of our board of directors due to her extensive experience with a leading consumer and health-related brand, and her expertise and background with regard to accounting and financial matters.

Kelly Kennedy has served as a member of our board of directors since December 2019. Ms. Kennedy has served as the chief financial officer of Bartell Drugs, a family-owned pharmacy chain, since September 2018. Ms. Kennedy has also served on the board of directors of Sur La Table, Inc. since September 2018 and FirstFruits Farms LLC since December 2019. Prior to that, Ms. Kennedy served as the chief financial officer of Sur La Table from June 2015 to September 2018, as the chief financial officer of See’s Candies from January 2014 to June 2015 and as the chief financial officer and treasurer of Annie’s Inc. from August 2011 to November 2013. Ms. Kennedy has also served in various roles at Revolution Foods, Inc., Established Brands, Inc., Serena & Lily Inc., Forklift Brands, Inc., Elephant Pharm, Inc., Williams-Sonoma, Inc. and Dreyer’s Grand Ice Cream Holdings, Inc. Ms. Kennedy received her M.B.A. from Harvard Business School and her B.A. in Economics from Middlebury College. We believe that Ms. Kennedy is qualified to serve on our board of directors because of her comprehensive financial expertise and experience with retail and consumer brands, including those in the food space. As described above, Ms. Kennedy is a director of Sur La Table, where she also served as chief financial officer from June 2015 to September 2018. Sur La Table filed a voluntary petition for bankruptcy on July 8, 2020. Except as described in the preceding sentence, no other event has occurred during the past ten years requiring disclosure pursuant to Item 401(f) of Regulation S-K.

Karl Khoury has served as a member of our board of directors since January 2015. Mr. Khoury co-founded and has served as a partner at Arborview Capital Partners LP, a venture capital firm focused on resource efficiency and sustainability, since the firm’s inception in March 2008. Prior to co-founding Arborview Capital, he served as a partner with Columbia Capital, a sector-focused venture capital firm with over $2 billion under management. In addition to Vital Farms, Mr. Khoury is or has been a member of the board of directors of multiple Arborview Capital portfolio companies. Mr. Khoury is on the board of directors of Impact Capital Managers, a network of private capital fund managers in the U.S. and Canada, and he is on the Board of Trustees of the Levine School of Music. Mr. Khoury received his B.S. in Finance from Lehigh University. We believe that Mr. Khoury is qualified to serve on our board of directors because of his extensive finance and investment experience.

Denny Marie Post has served as a member of our board of directors since December 2019. Ms. Post has served on the boards of directors of Wyndham Destinations, Inc. (NYSE:WYND) since May 2018. Prior to that Ms. Post served on the board of directors of Red Robin Gourmet Burgers, Inc. (Nasdaq: RRGB), a casual dining restaurant chain, from August 2016 to April 2019 and served in a variety of senior management roles from August 2011 to April 2019, including president, chief executive officer, chief concept officer and chief marketing officer. Ms. Post has previously held management positions at T-Mobile US, Inc., Starbucks Corporation, Burger King Worldwide Inc., and KFC USA, Pizza Hut and Taco Bell Canada while at YUM! Brands, Inc. Ms. Post received her certificate in Finance from Wharton School of Business at the University of Pennsylvania and her B.A. in Journalism and Social Sciences from Trinity University. We believe that Ms. Post is qualified to serve on our board of directors because of her diverse business, management and leadership experience in the consumer, food and hospitality industries.

Gisel Ruiz has served as a member of our board of directors since May 2020. Ms. Ruiz has also served on the board of directors of Cracker Barrel Old Country Store, Inc. since September 2020. Prior to that, Ms. Ruiz served as executive vice president and chief operating officer of Sam’s West, Inc., a national chain of membership-only retail warehouse clubs, from February 2017 to June 2019. She is currently on the board of advisors at Santa Clara University serving the Retail Management Institute. Ms. Ruiz served on the board of directors of Walmart de Mexico S.A.B. de CV, a multinational retail chain, from October 2016 to May 2019. Ms. Ruiz also held multiple positions at Walmart, Inc., both in the U.S. and international business segments, from 1992 through February 2017, including executive roles from 2010 to February 2017. Ms. Ruiz received her B.S. in Marketing, Retail Management from Santa Clara University. We believe that Ms. Ruiz is qualified to serve on our board of directors because of her diverse business, management and leadership experience in the consumer and food industries.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. There are no contractual obligations regarding the election or designation of our directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Brent Drever and Karl Khoury, whose terms will expire at our annual meeting of stockholders to be held in 2021;

•	the Class II directors are Glenda Flanagan, Denny Marie Post and Gisel Ruiz, whose terms will expire at our annual meeting of stockholders to be held in 2022; and

•	the Class III directors are Matthew O’Hayer, Russell Diez-Canseco and Kelly Kennedy, whose terms will expire at our annual meeting of stockholders to be held in 2023.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than Mr. Diez-Canseco, Ms. Flanagan and Mr. O’Hayer, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Denny Marie Post serves as our lead independent director. As lead independent director, Ms. Post presides at all meetings of the board of directors at which the executive chairman is not present, preside over executive sessions of our independent directors, serve as a liaison between our executive chairman and our independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Kelly Kennedy, Karl Khoury and Gisel Ruiz, each of whom our board of directors has determined satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Ms. Kennedy, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable Nasdaq listing standards.

Compensation Committee

Our compensation committee consists of Karl Khoury, Denny Marie Post and Gisel Ruiz. The chair of our compensation committee is Ms. Ruiz. Our board of directors has determined that each member of the compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	administering our equity incentive plans and other benefit programs;

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reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee operates under a written charter that satisfies the applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Brent Drever, Kelly Kennedy and Denny Marie Post. The chair of our nominating and corporate governance committee is Mr. Drever. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable Nasdaq listing standards.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct is posted on our website at www.vitalfarms.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Prior to December 2019, we did not pay compensation to any of our non-employee directors. While we did not have a formal director compensation policy, in connection with the appointments of Ms. Kennedy and Ms. Post to our board of directors in December 2019, we granted stock options to each of them and agreed to pay cash compensation to each of them for board and committee service. We also reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. Other than as set forth in the table below, no compensation was earned by or paid to our non-employee directors for fiscal 2019. The compensation of Messrs. O’Hayer and Diez-Canseco as named executive officers is set forth in the section titled “Executive Compensation.” Ms. Ruiz and Ms. Flanagan joined our board of directors in May 2020 and July 2020, respectively, and are not reflected in the table below because they received no compensation for fiscal 2019.

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Kelly Kennedy(3)	$2,740	$142,629	$145,369
Denny Marie Post(3)	2,740	142,629	145,369

(1)	Represents compensation for board and committee service.
(2)

Amounts reported represent the aggregate grant date fair value of the stock options granted to our directors during fiscal 2019 under our 2013 Equity Incentive Plan, or 2013 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the director.

(3)

Joined our board of directors in December 2019. In connection with the appointment, the director was granted options to purchase 21,918 shares of common stock, all of which were outstanding as of December 29, 2019. One-fourth of such options vest as of the end of each calendar quarter of 2020, subject to the director’s continued service to us on such date. None of the options have been exercised.

In May 2020, our board of directors granted options to purchase 4,223 shares to each of Ms. Kennedy and Ms. Post and options to purchase 17,136 shares to Ms. Ruiz. The shares subject to each of these options have an exercise price per share of $12.4268 and vest in equal installments on June 30, September 30 and December 31, 2020, subject to the respective non-employee director’s continuous service with us as of each such vesting date.

In July 2020, our board of directors adopted a non-employee director compensation policy that became effective on July 30, 2020 and is applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $40,000;

•	an additional annual cash retainer of $20,000 for service as lead independent director;

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an additional annual cash retainer of $10,000, $7,500 and $5,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

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an additional annual cash retainer of $20,000, $15,000 and $10,000 for service as chairman of the audit committee, chairman of the compensation committee and chairman of the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);

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an initial restricted stock unit award granted at the time a non-employee director first joins our board of directors, covering the number of shares equal to $120,000 divided by the closing sales price of our common stock on the grant date, vesting in three equal annual installments; and

•

an annual restricted stock unit award covering the number of shares equal to $80,000 divided by the closing sales price of our common stock on the date of the applicable annual meeting, vesting on the earlier of (i) the one year anniversary of the date of grant and (ii) the day before the next annual meeting.

Each non-employee director may elect to convert his or her cash compensation under the compensation policy into an award of restricted stock units, which we refer to as the retainer grant. If a non-employee director timely makes this election, each such retainer grant will be automatically granted on the first business day following the date the corresponding cash compensation otherwise would be paid under the policy and will cover a number of shares of our common stock equal to (A) the aggregate amount of the corresponding cash compensation otherwise payable to the non-employee director divided by (B) the closing sales price per share of our common stock on the date the corresponding cash compensation otherwise would be paid (or, if such date is not a business day, on the first business day thereafter), rounded down to the nearest whole share. In addition, each retainer grant will be fully vested on the grant date.

In August 2020, in connection with the completion of our IPO our board of directors granted a restricted stock unit award for 7,500 shares of common stock to each of Mr. Drever, Ms. Flanagan, Ms. Kennedy, Mr. Khoury, Ms. Post and Ms. Ruiz. The award will vest in three equal installments on the day before each of the first, second and third annual meetings of stockholders that occurs following our IPO.

Each of the grants described above were granted under our 2020 Plan, the terms of which are described in more detail under “Executive Compensation—Equity Incentive Plans—2020 Equity Incentive Plan.” Each such grant will vest subject to the director’s continuous service with us, provided that each grant will vest in full upon a Change in Control, as defined in the 2020 Plan.

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended December 29, 2019, consisting of our principal executive officers and the next two most highly compensated executive officers, were:

•	Matthew O’Hayer, who served as our chief executive officer until April 25, 2019 and currently serves as our executive chairman and as a member of our board of directors;

•

Russell Diez-Canseco, who served as our president and chief operating officer until April 25, 2019 and currently serves as our president and chief executive officer and as a member of our board of directors;

•	Scott Marcus, who served as our vice president of sales and marketing until April 25, 2019 and currently serves as our chief marketing officer; and

•	Daniel Jones, who served as our chief financial officer from August 12, 2019 until January 27, 2020 and currently serves as our vice president of finance.

2019 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended December 29, 2019.

Name and Principal Position	Year	Salary(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Matthew O’Hayer(5)(6)	2019	$208,750	$—	$43,750	$8,596	$261,096
Executive Chairman and Director and Former Chief Executive Officer
Russell Diez-Canseco(5)(7)	2019	$327,115	$2,330,074	$154,808	$8,654	$2,820,651
President, Chief Executive Officer and Director
Scott Marcus	2019	$218,877	$750,441	$53,622	$8,300	$1,031,240
Chief Marketing Officer
Daniel Jones(8)	2019	$110,769	$1,332,349	$46,523	$3,323	$1,492,964
Vice President, Finance and Former Chief Financial Officer

(1)	Salary amounts represent actual amounts paid during 2019. See “—Narrative to the Summary Compensation Table—Annual Base Salary” below.
(2)

Amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during fiscal 2019 under our 2013 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)	See “—Narrative to Summary Compensation Table—Non-Equity Incentive Plan Compensation” below for a description of the material terms of the program pursuant to which this compensation was awarded.”
(4)	The amounts in this column include our 401(k) match contribution for each named executive officer.
(5)	Each of Messrs. O’Hayer and Diez-Canseco is also a member of our board of directors, but did not receive any additional compensation in his capacity as a director.
(6)	During fiscal year 2019, Mr. O’Hayer served as our chief executive officer until April 30, 2019. Effective May 1, 2019, Mr. O’Hayer transitioned into the role of our executive chairman.
(7)

During fiscal year 2019, Mr. Diez-Canseco served as our president and chief operating officer until April 30, 2019. Effective May 1, 2019, Mr. Diez-Canseco transitioned into the role of our chief executive officer.

(8)

Mr. Jones joined us in August 2019 as our chief financial officer. In January 2020, Mr. Jones transitioned into the role of our vice president, finance. Salary and bonus amounts represent the pro rata portion of fiscal 2019 annual base salary and bonus, respectively.

Narrative to the Summary Compensation Table

Annual Base Salary

Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. The fiscal 2019 base salary for Mr. O’Hayer was $275,000 until June 2019, after which Mr. O’Hayer voluntarily reduced his salary to $57,000 until October 2019, when our board of directors determined to increase Mr. O’Hayer’s salary to $300,000. The fiscal 2019 base salary for Mr. Diez-Canseco was $315,000 until August 2019 when, following his promotion to chief executive officer, it was increased to $350,000. Mr. Diez-Canseco’s annual base salary increased to $450,000 on July 30, 2020. The fiscal 2019 base salary for Mr. Marcus was $202,000 until August 2019 when, following his promotion to chief marketing officer, it was increased to $250,000. The fiscal 2019 base salary for Mr. Jones was $320,000 until January 2020 when it was decreased to $200,000 in connection with his transition to vice president, finance.

Non-Equity Incentive Plan Compensation

We develop a performance-based bonus program annually. Under the fiscal 2019 annual performance bonus program, each named executive officer was eligible to be considered for an annual performance bonus based on (1) the individual’s target bonus, as a percentage of base salary, and (2) the percentage attainment of our fiscal 2019 corporate goals established by our board of directors in its sole discretion and communicated to each officer. Each named executive officer is assigned a target bonus expressed as a percentage of his base salary, which for fiscal 2019 was 30% for Mr. O’Hayer, 68% for Mr. Diez-Canseco, 34% for Mr. Marcus and 60% for Mr. Jones. For fiscal 2019, our board of directors determined that our percentage attainment level was between 93% and 95% for each of our fiscal 2019 corporate goals. Accordingly, our board of directors approved performance bonuses for each of the named executive officers as reflected in the column of the Summary Compensation Table above entitled “Non-Equity Incentive Plan Compensation.”

Equity-Based Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.

We award stock options broadly to our employees, including to our non-executive employees. Grants to our executives and other employees are made at the discretion of our board of directors and are not made at any specific time period during a year.

In August 2019, our board of directors granted options to purchase 1,049,352 shares to Mr. Diez-Canseco and 337,962 shares to Mr. Marcus following their respective promotions, and it granted options to purchase 599,674 shares to Mr. Jones in connection with his hiring. The shares subject to each of these options have an exercise price per share of $5.33 and vest annually over a five-year period, beginning on the first anniversary of the August 2019 vesting commencement date, subject to the respective named executive officer’s continuous service with us as of each such vesting date.

Prior to July 30, 2020, all of the stock options we granted were made pursuant to our 2013 Plan. After such time, any equity incentive awards we may grant are under the terms of our 2020 Plan. The terms of our equity plans are described under the section titled “—Equity Incentive Plans” below.

Outstanding Equity Awards as of December 29, 2019

The following table presents estimated information regarding outstanding equity awards held by our named executive officers as of December 29, 2019. All awards were granted pursuant to the 2013 Plan. See the section titled “—Equity Incentive Plans—2013 Incentive Plan” below for additional information.

Name	Grant Date	Option Awards(1)
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Matthew O’Hayer	10/19/2017	132,768	199,156	(2)	$3.76	10/19/2027

Russell Diez-Canseco	3/14/2014	12,300	—		$0.67	3/14/2024
	9/26/2014	216,074	—		$1.43	9/26/2024
	5/22/2015	98,400	24,600	(2)	$1.43	5/22/2025
	1/1/2016	59,040	39,360	(2)	$3.25	1/1/2026
	12/1/2016	103,320	68,880	(2)	$3.25	12/1/2026
	5/22/2018	44,280	177,120	(3)	$3.67	5/22/2028
	8/22/2019	—	1,049,352	(2)	$5.33	8/22/2029

Scott Marcus	2/22/2016	24,918	24,600	(2)	$3.25	2/22/2026
	4/2/2018	2,460	9,840	(2)	$3.67	4/2/2028
	8/22/2019	—	337,962	(2)	$5.33	8/22/2029

Daniel Jones	8/22/2019	—	599,674	(4)	$5.33	8/22/2029

(1)	All of the awards listed in this table were granted under our 2013 Plan, the terms of which are described below under “—Equity Incentive Plans—2013 Incentive Plan.”
(2)	The shares subject to this award vest in equal annual installments over five years from the date of grant subject to the executive officer’s continued service.
(3)	The shares subject to this award vest in equal annual installments over five years from January 1, 2018 subject to the executive officer’s continued service.
(4)

On January 27, 2020, Daniel Jones agreed to forfeit 476,674 unvested options in connection with his agreement to transition from chief financial officer into the role of vice president of finance. The remaining 123,000 shares subject to this award vest in equal annual installments over five years from August 26, 2019 subject to the executive officer’s continued service.

IPO Grants

In August 2020, in connection with the completion of our IPO our board of directors granted options to purchase shares of our common stock to our named executive officers with an exercise price equal to the initial public offering price of $22.00 per share. Messrs. O’Hayer, Diez-Canseco, Marcus and Jones received 18,750, 18,750, 18,750 and 6,250 options to purchase shares of our common stock, respectively.

Employment Arrangements

Each of our named executive officers is an at-will employee with certain rights to advance notice prior to termination. We have entered into an employment agreement or offer letter with each of our named executive officers, other than Mr. O’Hayer.

Russell Diez-Canseco

We maintain an employment agreement with Russell Diez-Canseco, originally entered into in October 2018, while Mr. Diez-Canseco served as our president and chief operating officer, which was amended and restated in July 2020. Pursuant to the amended and restated agreement, Mr. Diez-Canseco is entitled to a base salary of $350,000 per year (which was subsequently increased by our board of directors to $450,000 on July 30, 2020). Mr. Diez-Canseco is eligible to receive an annual bonus payment, as may be determined by our board of directors in its sole discretion, based upon his performance and other criteria as may be established by the board from time to time. Mr. Diez-Canseco must provide to us two weeks’ written notice of his resignation other than for good reason and, in the event of our termination of Mr. Diez-Canseco’s without cause, we must either provide two weeks’ written notice of termination or payment in lieu of two weeks’ notice. We may terminate Mr. Diez-Canseco immediately for cause and upon his death or disability. Regardless of the manner in which he is terminated, Mr. Diez-Canseco is entitled to receive amounts earned during his term of service, including salary, unreimbursed expenses incurred by him on our behalf, and accrued and unused vacation pay in accordance with our normal policies and practice. Upon termination by Mr. Diez-Canseco for good reason, termination by us without cause or upon his death or disability, Mr. Diez-Canseco shall be eligible to receive the following severance benefits:

•	a lump sum amount equal to 150% of his annual base salary, or the Base Salary Severance;

•	one year of premiums for continued health benefits under COBRA at the level existing on the termination date; and

•	we will permit Mr. Diez-Canseco to use shares to pay the exercise price for all vested options owned by him on the termination date.

These severance benefits are conditioned upon Mr. Diez-Canseco’s compliance with his post-termination obligations under his employment agreement and upon his execution, delivery and non-revocation of a release of claims in favor of the company. The employment agreement also contains intellectual property assignments and post-termination non-disclosure, non-solicitation, non-competition, and non-disparagement obligations.

For purposes of Mr. Diez-Canseco’s employment agreement, “cause” means a good faith finding by the board of directors that (A) Mr. Diez-Canseco failed to substantially perform his duties and obligations to the company (other than a failure resulting from the death or incapacity due to disability) subject to a notice and cure opportunity; (B) Mr. Diez-Canseco has committed a crime involving fraud, dishonesty, theft or breach of trust; (C) Mr. Diez-Canseco has been convicted of a felony involving moral turpitude; (D) Mr. Diez-Canseco intentionally and willfully engaged in misconduct that is demonstrably and materially injurious to the company, monetarily or otherwise; (E) Mr. Diez-Canseco materially breached his employment agreement or any other agreement with us regarding his intellectual property rights; (F) Mr. Diez-Canseco willfully violated state or federal laws or regulations in connection with his employment to our material detriment; or (G) Mr. Diez-Canseco willfully failed to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by us to cooperate, or willfully destroyed or failed to preserve documents or other materials relevant to such investigation.

For purposes of Mr. Diez-Canseco’s employment agreement, “good reason” means (A) a material reduction in salary; (B) any material diminution in the authority or responsibilities of Mr. Diez-Canseco with respect to the our business; (C) an office relocation farther than 50 miles from our principal executive offices; or (D) a material breach by us of the employment agreement.

Scott Marcus

We entered into an offer letter agreement with Mr. Marcus in connection with his commencement of employment with us as our vice president of marketing in February 2016. Pursuant to the offer letter agreement, Mr. Marcus was entitled to an initial base salary of $165,000 per year (which has been subsequently increased), an initial target annual performance bonus of $50,000 of base salary (which has been subsequently increased), an initial stock option grant to purchase up to 61,500 shares and severance of two months’ base salary if we terminated Mr. Marcus without cause during the first 18 months of employment. In July 2020, we entered into an amended and restated offer letter with Mr. Marcus governing the terms of his continued employment as our chief marketing and sales officer. Under the amended and restated offer letter, Mr. Marcus is entitled to a base salary of $250,000 per year and a target annual performance bonus of 50% of base salary.

Daniel Jones

We entered into an offer letter agreement with Mr. Jones in connection with his commencement of employment with us as our chief financial officer in August 2019. Pursuant to the offer letter agreement, Mr. Jones was entitled to an initial base salary of $320,000 per year, a target annual performance bonus of 60% of base salary and an initial stock option grant to purchase up to 599,674 shares. In January 2020, we entered into a new offer letter agreement with Mr. Jones in connection with his transition to the role of our vice president, finance, which provides for a reduced level of base salary and target bonus and forfeiture of a portion of Mr. Jones’ stock options granted in 2019.

Health and Welfare and Retirement Benefits; Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We currently make matching contributions into the 401(k) plan on behalf of participants equal to 100% on participant contributions up to 3% of their compensation. Participants are immediately and fully vested on all contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity Incentive Plans

2020 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2020 Plan in July 2020. The 2020 Plan became effective on July 30, 2020, and no further grants were subsequently made under our 2013 Plan. Our 2020 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance awards and other forms of stock compensation to our employees, including officers, consultants and directors.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2020 Plan is 8,595,871 shares, which is the sum of (i) 3,000,000 new shares, plus (ii) the number of shares that remained available for the issuance of awards under our 2013 Plan at the time our 2020 Plan became effective, plus (iii) any shares subject to outstanding stock awards that were granted under our 2013 Plan that terminate or expire prior to exercise or settlement, are settled in cash, are forfeited because of the failure to vest, or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 through January 1, 2030, in an amount equal to 4% of the total number of shares of our common stock outstanding on December 31 of the preceding year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2020 Plan is 26,000,000 shares.

Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.

The aggregate value of all compensation granted or paid, as applicable, by the company to any individual for service as a non-employee director with respect to any period commencing on the date of the annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the annual meeting of stockholders for the next subsequent year, or the Annual Period, including awards granted under the 2020 Plan and cash fees paid by us to such non-employee director, will not exceed $500,000 in total value or, with respect to (A) the non-executive chairperson of the board of directors or (B) the Annual Period in which a non-employee director is first appointed or elected to our board of directors, $1,000,000 in total value (in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes). The limits apply commencing with the Annual Period that begins on the date of our first annual meeting of stockholders in 2021.

Plan Administration. Our board of directors, or a duly authorized committee or subcommittee of our board of directors, administers our 2020 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards, provided that the officer may not grant any such awards to himself. Our board of directors will specify the total number of shares of our common stock that may be subject to stock awards granted by such officer in this manner. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2020 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles. Under the 2020 Plan, our board of directors also has the authority to submit any amendment to the 2020 Plan for stockholder approval.

Stock Options. ISOs and nonstatutory stock options, or NSOs, are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (i) cash, check, bank draft or money order; (ii) a broker- assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Except as otherwise provided in the applicable award agreement or other written agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. The appreciation distribution may be made in shares of our stock, in cash, in any combination of the two, or in any other form of consideration, as determined by our board of directors and contained in the applicable award agreements.

The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service, or any other period set by the applicable award agreement, so long as such period complies with applicable law. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death, or any other period set by the applicable award agreement, so long as such period complies with applicable law. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2020 Plan permits the grant of performance-based awards. Our plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. In addition, the board of directors is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (A) to exclude restructuring and/or other nonrecurring charges; (B) to exclude exchange rate effects; (C) to exclude the effects of changes to generally accepted accounting principles; (D) to exclude the effects of any statutory adjustments to corporate tax rates; (E) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (F) to exclude the dilutive effects of acquisitions or joint ventures; (G) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (H) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (I) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (J) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (K) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class(es) and maximum number of shares reserved for issuance under the 2020 Plan; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and maximum number of shares that may be issued on the exercise of ISOs; and (iv) the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions or Change in Control. The following applies to stock awards under the 2020 Plan in the event of a corporate transaction or change in control (each as defined in the 2020 Plan and together referred to as a “transaction” herein), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction), and (2) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (1) the value of the property the participant would have received upon the exercise of the stock award over (2) any exercise price payable by such holder in connection with such exercise.

Under the 2020 Plan, a corporate transaction is generally the consummation of: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of at least 50% of our outstanding securities; (iii) a merger or consolidation where we do not survive the transaction; or (iv) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Awards granted under the 2020 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the 2020 Plan, a change in control is generally: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock (other than made in connection with our IPO or to allow us to obtain financing through the issuance of equity securities); (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (iv) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the 2020 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2013 Incentive Plan

General. Our board of directors adopted and our stockholders approved our 2013 Plan in August 2013. We subsequently amended our 2013 Plan in September 2014, April 2016 and August 2019, the purpose of which was to increase the number of shares available for issuance under our 2013 Plan. Our 2013 Plan was suspended when our 2020 Plan became effective on July 30, 2020; however, awards outstanding under our 2013 Plan continue in full effect in accordance with their existing terms.

Administration. Our board of directors or a duly authorized committee of our board of directors administers the outstanding stock awards granted under our 2013 Plan. Subject to the terms of our 2013 Plan, our board of directors has full power and authority to make such determinations under, and issue such interpretations of, any outstanding stock awards under our 2013 Plan as it deems necessary or advisable. Among other items, our board of directors has the full authority to determine, with respect to stock issued upon exercise of awards outstanding under our 2013 Plan, which eligible persons are to receive stock issuances, the time or times when such issuances are to be made, the number of shares to be issued to each participant, the vesting schedule (if any) applicable to the issued shares, the consideration to be paid for such shares, and any restrictions on transfer for shares issued thereunder.

Awards. We do not have any outstanding restricted stock awards under the 2013 Plan. Options granted under the 2013 Plan expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionholder’s service terminates.

Corporate Transaction. Unless otherwise provided at the time of grant, in the event of a corporate transaction, the vesting of each outstanding option will automatically accelerate and each option will become fully exercisable immediately prior to the effective date of such corporate transaction, and if not exercised, will terminate immediately following the consummation of the corporate transaction, unless, such option is assumed, replaced or substituted with a comparable equity or cash entitlement. In addition, unless prohibited at the time of grant or assigned to the successor entity, all outstanding repurchase rights will terminate automatically upon a corporate transaction, and the shares subject to such terminated rights will immediately vest in full. Assumed options will be adjusted as appropriate in connection with the corporate transaction. In addition, the plan administrator has the discretion to provide that all or any portion of any options that are assumed or replaced in the corporate transaction and do not otherwise accelerate at that time will be accelerated upon a subsequent termination of the option holder’s service within 12 months following closing, and that the options may remain outstanding through the end of their term or through the one year anniversary of termination of service, or to provide for full acceleration of the options upon consummation of the corporate transaction, regardless of whether they are assumed or replaced.

In general, a “corporate transaction” means: (i) a merger or consolidation in which the company is not the surviving entity and in which the beneficial owners of the company prior to the transaction own less than 50% of the voting securities of the surviving entity (calculated on a fully diluted basis); (ii) a sale, transfer or other disposition of all or substantially all of our assets; (iii) a complete liquidation or dissolution of the company; (iv) the acquisition by any person or entity, or any group of persons or entities, directly or indirectly, of more than 50% of the issued and outstanding voting securities of the company (calculated on a fully diluted basis) other than in a transaction approved by a majority of the disinterested directors of the company; (v) the election to our board of directors of a majority of directors different from those persons currently serving on our board or nominees of the incumbent directors; or (vi) a public announcement of a tender or exchange offer by any person for 50% or more of the outstanding securities of the company that our board of directors approves or fails to oppose in its statements in Schedule 14D-9 under the Exchange Act unless such tender or exchange offer is approved by a majority of the disinterested directors of the company. A transaction shall not constitute a corporate transaction if its sole purpose is to change the state of the company’s incorporation or to create a holding company that will be beneficially owned in substantially the same proportions by the persons or entities who held the company’s securities immediately before such transaction.

Transferability. A participant may not transfer stock awards under our 2013 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2013 Plan.

2020 Employee Stock Purchase Plan

General. Our board of directors adopted and our stockholders approved the ESPP in July 2020. The ESPP became effective on July 30, 2020. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve. The ESPP authorizes the issuance of 900,000 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2021 through January 1, 2030, by the lesser of (i) 1% of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase and (ii) 900,000 shares of our common stock; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors administers the ESPP and has delegated its authority to administer the ESPP to our compensation committee, which may further delegate its authority to administer the ESPP to a subcommittee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. The administrator will establish for each offering, one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure that affects the shares of our stock subject to the ESPP through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under the ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (i) a sale of all or substantially all of our assets, as determined by the board; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) a merger or consolidation where we do not survive the transaction; and (iv) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

(1)	any breach of the director’s duty of loyalty to the corporation or its stockholders;

(2)	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

(3)	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

(4)	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation authorizes us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws provides that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, participation in our IPO and participation in this offering, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2017 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series D Convertible Preferred Stock Financing

In April 2017, we issued and sold an aggregate of 3,000,392 shares of our Series D convertible preferred stock at a purchase price of $3.7013 per share, for an aggregate purchase price of $11.1 million. Each share of our Series D convertible preferred stock automatically converted into one share of our common stock immediately prior to the completion of our IPO on August 4, 2020.

The table below sets forth the number of shares of our Series D convertible preferred stock purchased by beneficial owners of more than 5% of our capital stock or their affiliated entities.

Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price ($)
Entities affiliated with Sunrise Strategic Partners, LLC	2,701,724	10,000,005
Bowie Strategic Investments, Inc.	298,668	1,105,475

Our former director Steve Young is executive vice president and managing director at Sunrise Strategic Partners. Our director Glenda Flanagan is an executive vice president and senior advisor at Whole Foods, which is our largest retail customer.

2019 Common Stock Financing

In March and April 2019, we issued and sold an aggregate of 2,815,012 shares of our common stock at a purchase price of $5.3286 per share, for an aggregate purchase price of $15.0 million, to entities associated with Manna Tree Partners. As a result of these transactions, these entities collectively hold more than 5% of our capital stock. Brent Drever, a member of our board of directors, is the co-founder and chief operating officer of Manna Tree Partners.

2019 Stock Buyback

In April and May 2019, we entered into a series of agreements pursuant to which we repurchased an aggregate of 2,852,770 shares of our common stock at a purchase price of $5.3286 per share, for an aggregate purchase price of $15.2 million, from existing investors.

The table below sets forth the number of shares of common stock repurchased from beneficial owners of more than 5% of our capital stock, our directors, officers or their respective affiliates.

Stockholder	Shares of Common Stock Repurchased	Total Repurchase Price ($)
Matthew O’Hayer	1,670,888	8,903,459
Entities affiliated with Jason Jones	534,236	2,846,716
Entities affiliated with SJF Ventures	162,980	868,451
Entities affiliated with InvestEco Capital Corp.	145,100	773,167
Russell Diez-Canseco	66,825	356,087
Jason Dale	41,414	220,678
Scott Marcus	11,980	63,837

Matthew O’Hayer is our founder, executive chairman and a member of our board of directors. Jason Jones is a former member of our board of directors. Our former director Alan Kelley is a managing director at SJF Ventures, and our former director Andrew Heintzman is managing partner at InvestEco. Russell Diez-Canseco is our president, chief executive officer and a member of our board of directors. Jason Dale and Scott Marcus are our chief operating officer and chief marketing officer, respectively.

2017 Secondary Sales

In June 2017, certain of our stockholders, including Matthew O’Hayer and Jason Jones, sold shares of our common stock at a price of $3.7013 per share to Rose Impact Venture Fund, LLC. Rose Impact Venture Fund, LLC purchased 40,759 shares of our common stock from Mr. O’Hayer for an aggregate purchase price of $150,867, and 6,334 shares of our common stock from Mr. Jones for an aggregate purchase price of $23,448.

2017 Note Issuances

In March 2017, we issued an aggregate of $4.0 million in principal amount of 14% senior subordinated promissory notes, or the 2017 Notes. The table below sets forth the aggregate principal amount of the 2017 Notes issued to beneficial owners of more than 5% of our capital stock, our directors, officers or their respective affiliates.

Stockholder	Total Principal Amount ($)
Bowie Strategic Investments, Inc.	2,000,000
Matthew O’Hayer	370,000
Entities affiliated with InvestEco Capital Corp.	100,000
Russell Diez-Canseco	100,000
Jason Dale	30,000

In October 2017, we repaid in full all principal and interest under, and cancelled, the 2017 Notes.

Relationship with Ovabrite, Inc.

In May 2016, we entered into a master joint development and production distribution agreement, or the JDPD Agreement, with Novatrans Group SA, or Novatrans, for the development of certain technology related to determining certain properties of an egg, including fertility.

Pursuant to the JDPD Agreement, in December 2016, we entered into an assignment agreement with Ovabrite, Inc., or Ovabrite, whereby we granted and assigned to Ovabrite all of our rights and obligations under the JDPD Agreement. In consideration for the assignment and grant of rights under the JDPD Agreement, Ovabrite issued an unsecured promissory note in a principal amount of $0.4 million, or the First Note, to us that represented the total cash paid by us to Novatrans under the JDPD Agreement. Interest on the First Note accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the First Note, including any accrued but unpaid interest, until the First Note matured on December 23, 2021.

Additionally, in December 2016, we extended an unsecured line of credit to Ovabrite to be used for working capital under which Ovabrite’s maximum borrowing capacity was $50,000, or the Ovabrite Line of Credit. Interest on the Ovabrite Line of Credit accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the line of credit, including any accrued but unpaid interest, until the Ovabrite Line of Credit matured on December 23, 2021. There were no outstanding borrowings under the Ovabrite Line of Credit as of September 27, 2020.

In December 2016, we entered into a services agreement with Ovabrite under which we provide certain administrative services to Ovabrite in exchange for a monthly management fee. The management fees incurred by Ovabrite for fiscal years 2017, 2018 and 2019 were $36,000, $36,000 and $6,000, respectively. The management fees incurred by Ovabrite for the 39-week period ended September 27, 2020 were $4,500.

In November 2017, Ovabrite modified the First Note and the Ovabrite Line of Credit and issued a 1.45% unsecured convertible promissory note to us in a principal amount of $0.5 million plus previously accrued and unpaid interest of $6,460, or the Ovabrite Convertible Note. In the event of a qualified sale of Ovabrite equity securities to one or more investors resulting in gross proceeds to Ovabrite of at least $1.0 million, all principal and accrued and unpaid interest on the Ovabrite Convertible Note was automatically convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in the financing. In the event of a non-qualified sale of Ovabrite equity securities, or a Nonqualified Financing, all principal and accrued and unpaid interest on the Ovabrite Convertible Note was contingently convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in the financing.

In November 2017, Ovabrite issued 1,065,038 shares of convertible preferred stock, or the Series 2017 Preferred Stock, at $0.14 per share for gross proceeds of $150,000, which constituted a Nonqualified Financing. In January 2018, Ovabrite issued 177,506 shares of Series 2017 Preferred Stock at $0.14 per share for gross proceeds of $25,000. In April 2018, as a result of the Nonqualified Financing event that occurred in November 2017, we elected to exercise our option to convert the outstanding principal balance of the Ovabrite Convertible Note into 4,459,490 shares of Series 2017 Preferred Stock at a conversion price of $0.112672 per share.

We and our directors, officers and 5% holders collectively own a majority of the common stock of Ovabrite, with Matthew O’Hayer being the largest holder. Matthew O’Hayer and our director Karl Khoury serve as the directors of Ovabrite. Mr. O’Hayer is the chief executive officer of Ovabrite and Jason Dale is the chief financial officer of Ovabrite.

Relationship with Whole Foods

We serve the majority of our natural channel retail customers through food distributors, such as US Foods, which purchases, stores, sells and delivers our products to Whole Foods, and UNFI, which was Whole Foods’ distributor through March 2020. As a result, we are not able to precisely attribute our net revenue to Whole Foods. In fiscal years 2017, 2018 and 2019, UNFI accounted for approximately 36%, 36% and 35% of our net revenue, respectively. In the 39-week period ended September 27, 2020, UNFI accounted for approximately 16% of our net revenue. We rely on third-party data and internal analysis to calculate the portion of retail sales attributable to Whole Foods. Based on this third-party data and internal analysis, Whole Foods accounted for approximately 37%, 33% and 31% of our retail sales in fiscal years 2017, 2018 and 2019, respectively, and approximately 28% of our retail sales for the 39-week period ended September 27, 2020. We have also entered into certain chargeback and vendor agreements with Whole Foods. We recorded chargebacks as a net amount from our gross revenue of approximately $256,000 and $402,000 for fiscal years 2018 and 2019, respectively, and approximately $678,000 for the 39-week period ended September 27, 2020. Products sold pursuant to the vendor agreement accounted for approximately $915,000, $1.6 million and $1.9 million of our gross revenue in fiscal years 2017, 2018 and 2019, respectively, and approximately $1.1 million for the 39-week period ended September 27, 2020. Our director Glenda Flanagan is an executive vice president and senior advisor at Whole Foods.

Agreements with Sandpebble Builders Preconstruction

In September 2016, we entered into a consulting contract with Sandpebble Builders Preconstruction, Inc., or Sandpebble, for project management services for our initial construction of Egg Central Station, including in relation to design, procurement, scheduling, site control and certifications. In 2019, we entered into a subsequent consulting contract with Sandpebble for similar project management services in connection with our expansion of Egg Central Station. Victor Canseco, the owner and principal of Sandpebble, is the father of Russell Diez-Canseco, our president, chief executive officer and a member of our board of directors. Pursuant to our consulting agreements with Sandpebble, we paid Sandpebble approximately $1.2 million, $211,000 and $556,000 in fiscal 2017, 2018 and 2019, respectively, and $541,000 in the 39-week period ended September 27, 2020.

Director Loans

In February 2019, we loaned $3.2 million to Matthew O’Hayer and $800,000 to Jason Jones, which we collectively refer to as the 2019 Director Loans. Each of the 2019 Director Loans was made pursuant to a non-recourse promissory note with interest at a rate per annum calculated at the lower of (i) the maximum applicable non-usurious rate of interest and (ii) the LIBOR rate (as defined in the Credit Facility), as such rate may be in effect from time to time, plus 2%. The initial interest rate on the 2019 Director Loans was 4.78%. Unless a 2019 Director Loan is accelerated in accordance with its terms, we will terminate it upon the earliest to occur of (i) August 7, 2022, (ii) the date of closing of a Liquidity Transaction (as defined in the applicable 2019 Director Loan) and (iii) prior to the time such note would be prohibited by the Sarbanes-Oxley Act.

As security for the payment of our obligations under the Credit Facility, in February 2019 we collaterally assigned and granted a security interest in the 2019 Director Loans to PNC Bank, National Association, including all rights to receive payments under the 2019 Director Loans and all proceeds thereof.

Mr. O’Hayer repaid his 2019 Director Loan in full on November 26, 2019. Mr. Jones repaid his 2019 Director Loan in full on August 13, 2020.

Stockholders Agreement

In connection with our convertible preferred stock and common stock financings, we entered into a stockholders agreement, as subsequently amended and restated, with certain parties including: entities affiliated with Arborview Capital Partners LP, where our director Karl Khoury is a partner; entities affiliated with Bowie Strategic Investments, Inc., entities affiliated with Inherent Group, LLC, where our former director Anthony Davis is chief executive officer and chief investment officer; entities affiliated with InvestEco Capital Corp; entities affiliated with Manna Tree Partners; entities affiliated with SJF Ventures; and entities affiliated with Sunrise Strategic Partners, LLC. This stockholders agreement terminated upon the completion of our IPO, except with respect to registration rights, as more fully described in the section titled “Description of Capital Stock—Stockholder Registration Rights.” See also the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.

Liquidity Commitment Agreements

In connection with certain of our sales of capital stock, Matthew O’Hayer entered into agreements with us and certain of our stockholders, including certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, to use his commercially reasonable best efforts to cause us to list our common stock on a securities exchange or enter into one or more liquidity transactions. Upon the completion of our IPO, these agreements were satisfied in full.

Equity Grants to Directors and Executive Officers

We have granted stock options and restricted stock units to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see the sections titled “Management—Director Compensation” and “Executive Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated bylaws provides that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also provides our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of September 27, 2020 by:

•	each named executive officer;

•	each of our directors;

•	our current directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person or entity known by us to own beneficially more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 39,432,161 shares of common stock outstanding as of September 27, 2020. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of September 27, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Vital Farms, Inc., 3601 South Congress Avenue, Suite C100, Austin, Texas 78704.

					Beneficial Ownership After this Offering
			Number of Shares Being Offered		Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
	Beneficial Ownership Before this Offering		Assuming the Underwriters’ Option is Not Exercised	Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Shares	%			Shares	%	Shares	%
5% Stockholders:
Jason Jones(1)	3,529,288	8.8%	—	—	3,529,288	8.8%	3,529,288	8.8%
Bowie Strategic Investments, Inc.(2)	2,957,914	7.5%	1,354,684	1,478,957	1,603,230	4.1%	1,478,957	3.8%
Entities affiliated with Manna Tree Partners(3)	2,533,512	6.4%	1,000,000	1,000,000	1,533,512	3.9%	1,533,512	3.9%
Entities affiliated with SJF Ventures(4)	2,525,730	6.4%	425,000	425,000	2,100,730	5.3%	2,100,730	5.3%
Arborview Capital Partners LP(5)	2,030,380	5.1%	250,000	250,000	1,780,380	4.5%	1,780,380	4.5%

Directors and Named Executive Officers:
Matthew O’Hayer(6)	10,849,649	27.4%	—	—	10,849,649	27.4%	10,849,649	27.4%
Russell Diez-Canseco(7)	831,845	2.1%	—	—	831,845	2.1%	831,845	2.1%
Brent Drever(8)	2,533,512	6.4%	1,000,000	1,000,000	1,533,512	3.9%	1,533,512	3.9%
Glenda Flanagan(9)	2,957,914	7.5%	1,354,684	1,478,957	1,603,230	4.1%	1,478,957	3.8%
Daniel Jones(10)	24,600	*	—	—	24,600	*	24,600	*

					Beneficial Ownership After this Offering
			Number of Shares Being Offered		Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
	Beneficial Ownership Before this Offering		Assuming the Underwriters’ Option is Not Exercised	Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Shares	%			Shares	%	Shares	%
Kelly Kennedy(11)	19,250	*	—	—	19,250	*	19,250	*
Karl Khoury(12)	2,034,380	5.2%	250,000	250,000	1,784,380	4.5%	1,784,380	4.5%
Scott Marcus(13)	109,731	*	—	—	109,731	*	109,731	*
Denny Marie Post(14)	19,250	*	—	—	19,250	*	19,250	*
Gisel Ruiz(15)	20,424	*	—	—	20,424	*	20,424	*
All current directors and executive officers as a group (11 persons)(16)	19,780,408	48.2%	2,604,684	2,728,957	17,175,724	41.9%	17,051,451	41.6%

Other Selling Stockholders (6 persons):
Entities affiliated with Sunrise Strategic Partners	1,613,027	4.1%	738,744	1,013,250	874,283	2.2%	599,777	1.5%
Entities affiliated with Inherent Group, LLC	1,232,233	3.1%	564,346	774,048	667,887	1.7%	458,185	1.2%
Lawrence Schwartz	927,493	2.4%	280,000	280,000	647,493	1.6%	647,493	1.6%
Entities affiliated with InvestEco Capital Corp.	725,813	1.8%	332,412	455,932	393,401	1.0%	269,881	*
Seek Capital Partnership	84,075	*	38,505	52,813	45,570	*	31,262	*
Michael de Pencier	35,610	*	16,309	20,000	19,301	*	15,610	*

*	Represents beneficial ownership of less than 1%.
(1)

Includes (a) 640,461 shares held by The MIPOTH-C Trust, formed 8/31/2018, of which Mr. Jones is trustee, (b) 640,461 shares held by The MIPOTH-J Trust, formed 7/25/2018, of which Mr. Jones is trustee, (c) 1,633,366 shares held by The NANAPA Trust, formed 7/25/2018, of which Mr. Jones is trustee, and (d) 615,000 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020. Excludes 123,000 shares that each of The MIPOTH-C Trust and The MIPOTH-J Trust may acquire from Matthew O’Hayer at any time on or prior to September 1, 2023 upon exercise of call options pursuant to agreements among Mr. O’Hayer, Mr. Jones and such trusts.

(2)

Bowie Strategic Investments, Inc. (“Bowie”) is a wholly owned subsidiary of Whole Foods Market, Inc. (“WFM”). Amazon.com, Inc. is the ultimate parent company of WFM. John Mackey, Keith Manbeck, Jason Buechel, A.C. Gallo, Sonya Gafsi Oblisk, Glenda Flanagan, James Sud, Christina Minardi and Rob Twyman comprise the investment committee of Bowie and, as a result, may be deemed to share voting and investment power with respect to the shares held by Bowie. The address of Bowie Strategic Investments, Inc. is 550 Bowie Street, Austin, Texas 78703.

(3)

The shares are held by MTP C001 Holdings, LLC (“MTP LLC”). Manna Tree Partner Fund I GP, L.P. (“MTP I”) is the manager of MTP LLC. Manna Tree Partners GP, LLC (“MTP GP”) is the general partner of MTP I. Gabrielle Rubenstein, Ross Iverson and Brent Drever (collectively, the “Investment Committee”) comprise the investment committee of MTP GP and, as a result, may be deemed to share voting and investment power with respect to the shares held by MTP LLC. The address of each of these entities is 2121 North Frontage Road West, Suite 207, Vail, Colorado 81657.

(4)

Includes (a) 2,199,652 shares held by SJF Ventures III, L.P. (“SJF III”) and (b) 326,078 shares held by SJF Ventures IIIA, L.P. (“SJF IIIA” and with SJF III, the “SJF Entities”). SJF GP III, LLC (“SJF GP”) is the general partner of SJF III and SJF GP IIIA, LLC (“SJF GPA”) is the general partner of SJF IIIA. Richard Defieux, David Griest, Arrun Kapoor, Alan Kelley, David Kirkpatrick and Cody Nystrom (collectively, the “Managing Directors”) are the managing members of each of SJF GP and SJF GPA and, as a result, may be deemed to share voting and investment power with respect to the shares held by each of the SJF Entities. The address of each of these entities is 200 North Mangum Street, Suite 203, Durham, North Carolina 27701.

(5)

Arborview Capital GP LLC (“ACGP”) is the general partner of Arborview Capital Partners LP (“ACP”). Joseph Lipscomb and Karl Khoury are the managing members and the members of the investment committee of ACGP and, as a result, may be deemed to share voting and investment power with respect to the shares held by ACP. The address of ACP is 5425 Wisconsin Avenue, Suite 704, Chevy Chase, Maryland 20815.

(6)

Includes 199,155 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020. Includes 307,500 shares that are transferable upon exercise of call options held by The MIPOTH-C Trust in respect of 123,000 shares, The MIPOTH-J Trust in respect of 123,000 shares and Russell Diez-Canseco in respect of 61,500 shares.

(7)

Includes 831,845 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020. Excludes 61,500 shares that Mr. Diez-Canseco may acquire from Matthew O’Hayer upon exercise of a call option pursuant to an agreement between Mr. O’Hayer and Mr. Diez-Canseco, which is immediately exercisable or will be immediately exercisable with respect to 49,200 of such shares within 60 days of September 27, 2020.

(8)	Includes the shares described in footnote (3).
(9)	Includes the shares described in footnote (2).
(10)	Includes 24,600 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020.
(11)	Includes 19,250 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020.
(12)	Includes the shares described in footnote (5).
(13)	Includes 109,731 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020.
(14)	Includes 19,250 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020.
(15)	Includes 11,424 shares underlying options that are immediately exercisable or will be exercisable within 60 days of September 27, 2020.
(16)	Includes 1,594,862 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of September 27, 2020.

DESCRIPTION OF CAPITAL STOCK

The following summarizes the most important terms of our common stock and related provisions of the certificate of incorporation and our bylaws. This description also summarizes the principal agreements relating to our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws and the agreements referred to below, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 320,000,000 shares, all with a par value of $0.0001 per share, of which:

•	310,000,000 shares are designated common stock; and

•	10,000,000 shares are designated preferred stock.

As of September 27, 2020, we had 39,432,161 shares of common stock outstanding, and our common stock was held by 31 stockholders of record. Our board of directors is authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent, exclusive jurisdiction and our public benefit corporation purpose.

Economic Rights

Dividends and Distributions. Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

No Preemptive or Similar Rights

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Non-Assessable

All of our outstanding shares of common stock are, and the shares of common stock to be sold in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Under our amended and restated certificate of incorporation currently in effect, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding. We have no present plan to issue any shares of preferred stock.

Options and Restricted Stock Units

As of September 27, 2020, 5,712,814 shares of our common stock were issuable on the exercise of outstanding options to purchase shares of our common stock, with a weighted-average exercise price of $6.32 per share, and 7,729,892 additional shares of our common stock remained available for future issuance under our 2020 Plan. As of September 27, 2020, 45,000 shares of our common stock were issuable upon the vesting of restricted stock units.

Registration Rights

Stockholder Registration Rights

We are party to a stockholders agreement that provides that certain holders of our capital stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This stockholders agreement was entered into as of July 6, 2020. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Demand Registration Rights

Based on the number of shares outstanding as of September 27, 2020, after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the holders of an aggregate of 9,665,787 shares will be entitled to certain demand registration rights. At any time beginning on January 27, 2021, such holders are entitled to registration rights under the stockholders agreement, on not more than one occasion, provided that the holders of at least 10% of such shares as are then outstanding request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15 million.

Piggyback Registration Rights

Based on the number of shares outstanding as of September 27, 2020, the holders of an aggregate of 28,230,569 shares of our common stock and the holders of an aggregate of 965,675 shares of our common stock issuable upon the exercise of outstanding vested and unvested stock options were entitled to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

Based on the number of shares outstanding as of September 27, 2020, after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the holders of an aggregate of 9,665,787 shares of common stock will be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of at least 10% of such shares as are then outstanding, to have such shares registered by us if the anticipated aggregate offering price of such shares, net of underwriting discounts and commissions, is at least $5 million, subject to exceptions set forth in the stockholders agreement.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors is classified into three classes of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Public Benefit Corporation Status

We are a public benefit corporation under Section 362 of the Delaware General Corporation Law. Pursuant to our amended and restated certificate of incorporation, we may not, without the approval of the holders of 66 2/3% of the voting power of our outstanding stock, amend our certificate of incorporation to delete or amend a provision relating to our public benefit corporation status or our public benefit purpose (or effect a merger or consolidation involving stock consideration with an entity that is not a public benefit corporation with an identical public benefit to ours).

Additionally, as a public benefit corporation, our board of directors is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our certificate of incorporation. Under the Delaware General Corporation Law, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding capital stock or shares having at least $2 million in market value (whichever is less).

We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Exchange Listing

Our common stock is listed on The Nasdaq Stock Market under the symbol “VITL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and the telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

As of September 27, 2020, a total of 39,432,161 shares of our common stock are outstanding. Of these shares, all of the common stock sold in this offering by the selling stockholders, as well as the shares sold in our IPO, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, or unless these shares were sold to our directors or executive officers pursuant to the directed share program in connection with our IPO.

The shares of common stock held by our stockholders prior to our IPO, of which 28,722,386 were outstanding as of September 27, 2020, are “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or Rule 701, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act.

Subject to the lock-up agreements described below and the provisions of Rule 144, Rule 701 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities are available for sale in the public market.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of common stock then outstanding, which equals approximately 394,322 shares based on the number of shares of our common stock outstanding as of September 27, 2020; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Equity Incentive Plan

We filed a registration statement on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock to be issued under our 2013 Plan, 2020 Plan and ESPP. Shares covered by this registration statement are eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

We, the selling stockholders, all of our directors, executive officers and the holders of substantially all of our equity securities outstanding immediately prior to the completion of our IPO, have agreed with the underwriters of the IPO that, through and including January 26, 2021, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock or such other securities. These agreements are described in the section titled “Underwriting.” Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements in whole or in part at any time.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC intend to waive, with respect to the shares being sold in this offering, the restrictions under these lock-up agreements applicable to the selling stockholders for purposes of this offering. The remaining shares held by the selling stockholders and not sold in this offering will continue to be locked up under the IPO lock-up agreements. Following the expiration of the IPO lock-up agreements (including the lock-up agreements in respect of shares that were sold to our directors or executive officers pursuant to the directed share program in connection with our IPO), and assuming that no other parties are released from the lock-up agreements and that there is no extension of the lock-up period, all shares of our common stock that are restricted securities or held by our affiliates will be eligible for sale in the public market in compliance with Rule 144.

In addition to the restrictions contained in the lock-up agreements described above, in connection with our IPO we entered into agreements with all of our pre-IPO security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period through and including January 26, 2021.

Rule 10b5-1 Plans

Certain of our employees, executive officers and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements described above.

Registration Rights

Beginning on January 27, 2021, certain holders of shares of our common stock will be entitled to the rights described under “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, a Non-U.S. Holder’s shares of our common stock would not be considered USRPIs if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above at all times in the future.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Jefferies LLC

Total	5,000,000

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed with the underwriters that during the period of 90 days after the date of this prospectus, or the lock-up period, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, we will not (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, or file with or confidentially submit to the SEC any registration statement under the Securities Act relating to, any common stock or other securities convertible into, exchangeable for or that represent the right to receive common stock, or publicly disclose the intention to do any of the foregoing, or (b) enter into any swap or other agreement that transfers any of the economic consequences of ownership of any common stock or such other securities (whether such transaction described in clause (a) or (b) is to be settled by delivery of common stock or such other securities, in cash or otherwise). These restrictions do not apply to: (i) the common stock to be sold to the underwriters in this offering; (ii) the issuance of common stock upon the exercise, vesting or settlement of an option, warrant or restricted stock unit, or the exercise, conversion or exchange of an outstanding security, provided that such award is disclosed in this prospectus; (iii) the grant of options to purchase or the issuance of common stock or such other securities in the ordinary course of business pursuant to an equity incentive plan described in this prospectus; (iv) the filing of a registration statement on Form S-8 relating to certain equity incentive plans; and (v) our entry into agreements providing for the issuance of common stock or such other securities in connection with certain acquisitions, assumed employee benefit plans, joint ventures, commercial relationships or other strategic transactions, and the issuance of securities pursuant to such agreements, provided that the aggregate number of shares that may be sold or issued pursuant to this clause (v) shall not exceed 5% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering, and that we shall cause the recipient of any securities sold or issued pursuant to this clause (v) to agree in writing to be bound by the restrictions set forth in the IPO lock-up agreements described below. In connection with the IPO, we made a similar agreement with respect to the period ending 180 days after July 30, 2020.

In connection with our IPO, our directors and executive officers, the IPO selling stockholders and the holders of substantially all of our common stock, and securities convertible into, exchangeable for or that represent the right to receive common stock, or the lock-up parties, entered into lock-up agreements with the underwriters under which they agreed that for a period ending 180 days after July 30, 2020, or the lock-up period, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, they will not (a) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any common stock or such other securities, (b) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge, or other disposition or transfer of any of the economic consequences of ownership of any common stock or such other securities (whether such transaction or arrangement is to be settled by delivery of common stock or such other securities, in cash or otherwise), or (c) publicly announce any intention to do any of the foregoing. In addition, such persons and entities agreed to waive any and all notice requirements and rights with respect to the registration of any of our securities pursuant to any agreement, understanding or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

i.	the common stock sold to the underwriters in our IPO;

ii.

transfers (A) as a bona fide gift or gifts, (B) by will or intestacy, (C) to an immediate family member, (D) to a trust for the benefit of the holder or the immediate family thereof, or if the holder is a trust, to a trustor, trustee (or co-trustee) or beneficiary of such trust or to the estate of the beneficiary of such trust, or (E) if the holder is a corporation, partnership, limited liability company, trust or other business entity, (1) to another business entity that is an affiliate of such holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such holder or an affiliate thereof, or (2) as part of a distribution, transfer or disposition by such holder to its stockholders, partners, members, beneficiaries or other equity holders; provided in each case that (x) such transfer shall not involve a disposition for value, (y) the done, transferee, devisee or distributee shall agree in writing to be bound by the restrictions set forth in the lock-up agreement and (z) no Exchange Act or other public filing or announcement reporting a reduction in beneficial ownership of common stock shall be required or made during the lock-up period;

iii.

transfers of securities acquired in open market transactions after the completion of our IPO and, if the holder is not one of our directors or officers, of securities the holder purchased in our IPO, provided that no Exchange Act or other public filing or announcement reporting a reduction in beneficial ownership of common stock shall be required or made during the lock-up period;

iv.

transfers to us in connection with the exercise, vesting or settlement of options, warrants or other rights to acquire any common stock or such other securities in accordance with their terms pursuant to an equity incentive plan, option, warrant or other right described in the prospectus relating to our IPO, provided that (x) any securities received upon such exercise, vesting or settlement shall be subject to the restrictions set forth in the lock-up agreement and (y) no Exchange Act or other public filing or announcement reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period and, if the holder is required to file a report under Section 16 of the Exchange Act during the lock-up period reporting a reduction in beneficial ownership of common stock, such filing shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

v.

transfers to us (A) pursuant to an agreement described in the prospectus relating to our IPO under which we have the option to repurchase such holder’s securities upon the termination of service of such holder or (B) pursuant to the right of first refusal with respect to transfers of such holder’s securities contained in our bylaws and stockholders’ agreement, each as in effect on the date of the prospectus relating to our IPO and described therein, provided that (x) in the case of clause (B), the transfer triggering such right of first refusal is otherwise permitted under the lock-up agreement, and (y) in each case that no Exchange Act or other public filing or announcement reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period and, if the holder is required to file a report under Section 16 of the Exchange Act during the lock-up period reporting a reduction in beneficial ownership of common stock, such filing shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

vi.

transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or related court order, provided that (x) the transferee shall agree in writing to be bound by the restrictions set forth in the lock-up agreement and (y) no Exchange Act or other public filing or announcement reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period and, if the holder is required to file a report under Section 16 of the Exchange Act during the lock-up period reporting a reduction in beneficial ownership of common stock, such filing shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

vii.

transfers in connection with the conversion of our preferred stock outstanding prior to our IPO into common stock, provided that (x) any common stock received upon such conversion shall be subject to the restrictions set forth in the lock-up agreement and (y) no Exchange Act or other public filing or announcement reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period and, if the holder is required to file a report under Section 16 of the Exchange Act during the lock-up period reporting a reduction in beneficial ownership of common stock, such filing shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; and

viii.

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction or series of related transactions approved by our board of directors, the result of which is that any person or group of persons, other than us or our subsidiaries, becomes the beneficial owner of 50% or more of the total voting power of our voting capital stock (or of the surviving entity), provided that if such transaction is not completed, such securities shall remain subject to the restrictions set forth in the lock-up agreement.

The lock-up agreements described above also provide for the establishment of written trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer of common stock, provided that (x) the securities subject to such plans may not be transferred during the lock-up period, (y) if a public announcement or Exchange Act filing is required during the lock-up period, it shall include a statement to the effect that no transfer of the securities subject to such plan may be made under such plan during the lock-up period and (z) no Exchange Act or other public filing or announcement shall be voluntarily made during the lock-up period.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their sole discretion, release any of the securities subject to the lock-up agreements described above in whole or in part at any time.

In connection with this offering, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC have agreed to waive the lock-up restrictions applicable to us for purposes of this offering. Also in connection with this offering, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC have agreed to waive the lock-up restrictions with respect to the selling stockholders, which include certain of our directors. This waiver relates only to the sale of shares in this offering and becomes effective at the time of pricing of this offering. The lock-up restrictions applicable to the lock-up parties, including the selling stockholders, will otherwise continue until the expiration of the original 180-day lock-up period ending on January 26, 2021.

Our common stock is listed on The Nasdaq Stock Market under the symbol “VITL.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $650,000. We have agreed to reimburse the underwriters for certain of their expenses in an amount of up to $30,000. The underwriters have agreed to reimburse us for certain of our expenses in connection with the offering.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, (each, a “Member State”), no offer of the shares may be made to the public in that Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a qualified investor as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as defined in the Prospectus Regulation or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of this offering and the shares to be offered so as to enable an investor to decide to purchase the shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together, “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors (as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario)), and are permitted clients (as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations). Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, Vital Farms, Inc. or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and this offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered to which this document relates should conduct their own due diligence on such securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Center, or the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to Prospective Investors in Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act, such investors, Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 of the Corporations Act if none of the exemptions in section 708 of the Corporations Act applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with the ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, neither the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of which is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004, as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

Shares are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. Shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (such companies, “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been and will not be registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by us and our representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s

approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3,000,000 (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10,000,000 (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10,000,000 (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription, or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

•	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case, duly registered as such under South African law); or

(g)	any combination of the persons in (a) to (f); or

•	the total contemplated acquisition cost of the securities for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by and/or filed with the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons, “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Vital Farms, Inc. and subsidiaries as of December 29, 2019 and December 30, 2018 and for each of the years in the three-year period ended December 29, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In 2019, we decided to engage new auditors as our independent accountants to audit our financial statements. Our board of directors approved the change of accountants to KPMG LLP. Accordingly, we dismissed RSM US LLP on August 19, 2019.

The independent auditor’s report on our consolidated financial statements prepared by RSM US LLP under auditing standards generally accepted in the United States of America for the 2018 and 2017 fiscal years did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were (i) no disagreements with RSM US LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of RSM US LLP, would have caused RSM US LLP to make reference to the subject matter of the disagreements in connection with its reports and (ii) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K issued by the SEC, in connection with the audit of our financial statements for the 2018 and 2017 fiscal years and the subsequent period through the replacement of RSM US LLP with KPMG LLP.

Neither we nor anyone acting on our behalf consulted with KPMG LLP at any time prior to their retention by us as our independent registered public accounting firm regarding any of the matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

We have provided RSM US LLP with a copy of the disclosures set forth under the heading “Changes in Independent Registered Public Accounting Firm” included in this prospectus and have requested that RSM US LLP furnish a letter addressed to the SEC stating whether or not RSM US LLP agrees with statements related to them made by us under the heading “Changes in Independent Registered Public Accounting Firm” in this prospectus. A copy of that letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available at www.sec.gov.

We also maintain a website at www.vitalfarms.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

PART I—FINANCIAL INFORMATION

VITAL FARMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share amounts)

	September 27, 2020	December 29, 2019
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$112,619	$1,274
Accounts receivable, net	17,551	16,108
Inventories	11,728	12,947
Income taxes receivable	322	1,615
Prepaid expenses and other current assets	3,681	2,706

Total current assets	145,901	34,650
Property, plant and equipment, net	27,692	22,458
Notes receivable from related party	—	831
Goodwill	3,858	3,858
Deposits and other assets	142	151

Total assets	$177,593	$61,948

Liabilities, Redeemable Noncontrolling Interest, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$16,052	$13,510
Accrued liabilities	7,933	8,608
Current portion of long-term debt	1,104	2,160
Lease obligation, current	465	449
Contingent consideration, current	138	270
Income taxes payable	364	—

Total current liabilities	26,056	24,997

Long-term debt, net of current portion	6,480	2,896
Lease obligation, net of current portion	447	797
Contingent consideration, non-current	32	382
Deferred tax liabilities, net	2,137	755
Other liability, non-current	422	272

Total liabilities	35,574	30,099

Commitments and contingencies (Note 15)
Redeemable noncontrolling interest	175	175
Redeemable convertible preferred stock (Series B, Series C and Series D), $0.0001 par value per share; 0 and 8,192,876 shares authorized, issued, and outstanding as of September 27, 2020 (unaudited) and December 29, 2019; aggregate liquidation preference of $0 and $40,436 as of September 27, 2020 (unaudited) and December 29, 2019	—	23,036
Stockholders’ equity:
Common stock, $0.0001 par value per share, 310,000,000 and 40,348,565 shares authorized as of September 27, 2020 (unaudited) and December 29, 2019; 39,432,161 and 31,429,898 shares issued as of September 27, 2020 (unaudited) and December 29, 2019, respectively; 39,432,161 and 25,934,980 shares outstanding as of September 27, 2020 (unaudited) and December 29, 2019, respectively	5	3
Treasury stock, at cost, 5,494,918 common shares as of September 27, 2020 (unaudited) and December 29, 2019	(16,276)	(16,276)
Additional paid-in capital	143,265	19,593
Retained earnings	14,825	5,239

Total stockholders’ equity attributable to Vital Farms, Inc. stockholders	141,819	8,559
Noncontrolling interests	25	79

Total stockholders’ equity	$141,844	$8,638

Total liabilities, redeemable noncontrolling interest, redeemable convertible preferred stock and stockholders’ equity	$177,593	$61,948

See accompanying notes to the unaudited condensed consolidated financial statements.

VITAL FARMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

(Unaudited)

	13-Weeks Ended		39-Weeks Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Net revenue	$53,367	$34,082	$160,287	$99,312
Cost of goods sold	35,017	23,484	103,384	66,208

Gross profit	18,350	10,598	56,903	33,104
Operating expenses:
Selling, general and administrative	12,185	7,069	31,832	16,991
Shipping and distribution	3,752	2,345	10,693	6,757

Total operating expenses	15,937	9,414	42,525	23,748

Income from operations	2,413	1,184	14,378	9,356

Other (expense) income, net:
Interest expense	(110)	(85)	(365)	(250)
Other (expense) income, net	(21)	47	(182)	1,369

Total other (expense) income, net	(131)	(38)	(547)	1,119

Net income before income taxes	2,282	1,146	13,831	10,475
Provision for income taxes	620	323	4,300	2,839

Net income	1,662	823	9,531	7,636
Less: Net (loss) income attributable to noncontrolling interests	(15)	(6)	(54)	950

Net income attributable to Vital Farms, Inc. common stockholders	$1,677	$829	$9,585	$6,686

Net income per share attributable to Vital Farms, Inc. stockholders:
Basic:	$0.05	$0.03	$0.33	$0.26

Diluted:	$0.04	$0.02	$0.29	$0.18

Weighted average common shares outstanding:
Basic:	34,044,994	25,929,923	28,664,914	26,197,567

Diluted:	39,111,018	37,472,406	33,275,902	36,959,507

See accompanying notes to the unaudited condensed consolidated financial statements

VITAL FARMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK , REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share amounts)

(Unaudited)

	Redeemable Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity Attributable to Vital Farms, Inc. Stockholders’	Noncontrolling Interests	Total Stockholders’ Equity
	Shares	Amount	Amount	Shares	Amount	Shares	Amount
Balances at December 29, 2019	8,192,876	$23,036	$175	31,429,898	$3	(5,494,918)	$(16,276)	$19,593	$5,239	$8,559	$79	$8,638
Exercise of stock options	—	—	—	7,588	—	—	—	10	—	10	—	10
Stock-based compensation expense	—	—	—	—	—	—	—	448	—	448	—	448
Net loss attributable to non-controlling interests—stockholders	—	—	—	—	—	—	—	—	—	—	(11)	(11)
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	1,945	1,945	—	1,945

Balances at March 29, 2020	8,192,876	$23,036	$175	31,437,486	$3	(5,494,918)	$(16,276)	$20,051	$7,184	$10,962	$68	$11,030
Exercise of stock options	—	—	—	49,200	—	—	—	160	—	160	—	160
Exercise of warrant	—	—	—	196,800	—	—	—	282	—	282	—	282
Stock-based compensation expense	—	—	—	—	—	—	—	296	—	296	—	296
Net loss attributable to non-controlling interests—stockholders	—	—	—	—	—	—	—	—	—	—	(28)	(28)
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	5,964	5,964	—	5,964

Balances at June 28, 2020	8,192,876	$23,036	$175	31,683,486	$3	(5,494,918)	$(16,276)	$20,789	$13,148	$17,664	$40	$17,704
Issuance of common stock pursuant to initial public offering, net of issuance costs of 12,215	—	—	—	5,040,323	1			98,670	—	98,671	—	98,671
Issuance of common stock upon conversion of preferred stock	(8,192,876)	(23,036)	—	8,192,876	1			23,035	—	23,036	—	23,036
Exercise of stock options	—	—	—	10,394	—	—	—	34	—	34	—	34
Stock-based compensation expense	—	—	—	—	—	—	—	737	—	737	—	737
Net loss attributable to non-controlling interests—stockholders	—	—	—	—	—	—	—	—	—	—	(15)	(15)
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	1,677	1,677	—	1,677

Balances at September 27, 2020	—	$—	$175	44,927,079	$5	(5,494,918)	$(16,276)	$143,265	$14,825	$141,819	$25	$141,844

See accompanying notes to the unaudited condensed consolidated financial statements.

VITAL FARMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share amounts)

(Unaudited)

	Redeemable Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity Attributable to Vital Farms, Inc. Stockholders’	Noncontrolling Interests	Total Stockholders’ Equity
	Shares	Amount	Amount	Shares	Amount	Shares	Amount
Balances at December 30, 2018	8,192,876	$23,036	$175	28,461,978	$3	(2,642,148)	$(1,987)	$4,245	$2,854	$5,115	$(848)	$4,267
Issuance of common stock, net of issuance costs of $497	—	—	—	1,407,506	—	—	—	7,003	—	7,003	—	7,003
Stock-based compensation expense	—	—	—	—	—	—	—	143	—	143	—	143
Net income attributable to non-controlling interests—stockholders	—	—	—	—	—	—	—	—	—	—	967	967
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	3,058	3,058	—	3,058

Balances at March 31, 2019	8,192,876	$23,036	$175	29,869,484	$3	(2,642,148)	$(1,987)	$11,391	$5,912	$15,319	$119	$15,438
Issuance of common stock, net of issuance costs of $406	—	—	—	1,407,506	—	—	—	7,094	—	7,094	—	7,094
Exercise of stock options	—	—	—	147,840	—	—	—	218	—	218	—	218
Repurchase of common stock	—	—	—	—	—	(2,852,770)	(14,289)	—	—	(14,289)	—	(14,289)
Stock-based compensation expense	—	—	—	—	—	—	—	143	—	143	—	143
Net loss attributable to non-controlling interests—stockholders	—	—	—	—	—	—	—	—	—	—	(11)	(11)
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	2,799	2,799	—	2,799

Balances at June 30, 2019	8,192,876	$23,036	$175	31,424,830	$3	(5,494,918)	$(16,276)	$18,846	$8,711	$11,284	$108	$11,392
Stock-based compensation expense	—	—	—	—	—	—	—	290	—	290	—	290
Net loss attributable to non-controlling interests—stockholders	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	829	829	—	829

Balances at September 29, 2019	8,192,876	$23,036	$175	31,424,830	$3	(5,494,918)	$(16,276)	$19,136	$9,540	$12,403	$102	$12,505

See accompanying notes to the unaudited condensed consolidated financial statements.

VITAL FARMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	39-Weeks Ended
	September 27, 2020	September 29, 2019
Cash flows provided by operating activities:
Net income	$9,531	$7,636
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,568	1,119
Non-cash interest expense	5	16
Bad debt recovery	(63)	—
Inventory provisions	155	(137)
Change in fair value of contingent consideration	(342)	53
Stock-based compensation expense	1,481	576
Loss on write-off of construction in progress	259	—
Deferred taxes	1,382	—
Non-cash interest income	(14)	(106)
Changes in operating assets and liabilities:
Accounts receivable	(1,380)	(3,320)
Inventories	1,063	(9,481)
Income taxes receivable	1,293	—
Income taxes payable	364	660
Prepaid expenses and other current assets	(1,970)	42
Deposits and other assets	11	77
Accounts payable	2,207	1,928
Accrued liabilities and other liabilities	(507)	1,039

Net cash provided by operating activities	$15,043	$102

Cash flows used in investing activities:
Purchases of property, plant and equipment	(6,728)	(3,089)
Notes receivable provided to related parties	—	(4,000)
Repayment of notes receivable provided to related parties	846	—

Net cash used in investing activities	$(5,882)	$(7,089)

Cash flows provided by (used in) financing activities:
Proceeds from issuance of common stock pursuant to the initial public offering, net of issuance costs	99,671	—
Proceeds from borrowings under term loan	5,000	—
Proceeds from borrowings under equipment loan	1,461	—
Proceeds from Paycheck Protection Program loan	2,593	—
Proceeds from issuance of common stock, net of issuance costs	—	14,097
Repayment of revolving line of credit	(1,325)	—
Repayment of equipment loan	(2,015)	—
Repayment of term loan	(618)	(503)
Repayment of Paycheck Protection Program loan	(2,593)	—
Repurchase of common stock	—	(14,289)
Payment of contingent consideration	(140)	(322)
Principal payments under finance lease obligation	(335)	(319)
Proceeds from exercise of stock options	203	218
Proceeds from exercise of warrant	282	—

Net cash provided by (used in) financing activities	$102,184	$(1,118)

Net increase in cash and cash equivalents	$111,345	$(8,105)
Cash and cash equivalents at beginning of the period	1,274	11,815

Cash and cash equivalents at end of the period	$112,619	$3,710

Supplemental disclosure of cash flow information:
Cash paid for interest	$358	$265
Cash paid for income taxes	$1,150	$2,056
Supplemental disclosure of non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued liabilities	$331	$122

See accompanying notes to the unaudited condensed consolidated financial statements.

VITAL FARMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

1. Nature of the Business and Basis of Presentation

Vital Farms, Inc. (“Vital Farms”) was incorporated in Delaware on June 6, 2013 and is headquartered in Austin, Texas. Vital Farms packages, markets and distributes pasture-raised shell eggs, pasture-raised butter and other products. These products are sold under the trade names Vital Farms, Alfresco Farms, Lucky Ladies and RedHill Farms, primarily to retail foodservice channels in the United States.

Vital Farms Arkansas, LLC, Vital Farms Missouri, LLC, Backyard Eggs, LLC, Barn Door Farms, LLC and Sagebrush Foodservice, LLC are all wholly owned subsidiaries of Vital Farms (collectively referred to with Vital Farms as the “Company”). All significant intercompany transactions and balances have been eliminated in the Vital Farms unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements as of September 27, 2020 and for the 13-week and 39-week ended September 27, 2020 and September 29, 2019 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. The accompanying unaudited condensed consolidated financial statements include the accounts of Vital Farms, its subsidiaries and a variable interest entity (“VIE”) in which Vital Farms has a variable interest and is the primary beneficiary. The noncontrolling interest attributable to the VIE is presented as a component separate from stockholders’ equity in the unaudited condensed consolidated balance sheets. Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the fiscal year ended December 29, 2019.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the included disclosures are adequate and the accompanying unaudited condensed consolidated financial statements contain all adjustments which are necessary for a fair presentation of the Company’s consolidated financial position as of September 27, 2020, consolidated results of operations for the 13-week and 39-week periods ended September 27, 2020 and September 29, 2019, and consolidated cash flows for the 39-week periods ended September 27, 2020 and September 29, 2019. Such adjustments are of a normal and recurring nature. The consolidated results of operations for the 13-week period and 39-week period ended September 27, 2020 are not necessarily indicative of the consolidated results of operations that may be expected for the fiscal year ending December 27, 2020.

Reclassification of Prior Period Presentation: Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported consolidated results of operations.

Fiscal Year: The Company’s fiscal year ends on the last Sunday in December and contains either 52 or 53 weeks. In a 52-week fiscal year, each of the Company’s fiscal quarters consist of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. Therefore, the financial results of certain 53-week fiscal years, and the associated 14-week quarters, will not be exactly comparable to the prior and subsequent 52-week fiscal years and the associated 13-week quarters. The quarters ended September 27, 2020 and September 29, 2019 both contain operating results for 13 weeks.

Impact of COVID-19 Pandemic: Due to the ongoing COVID-19 pandemic, the Company has implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on the Company’s business. The Company does not currently anticipate that the COVID-19 pandemic will have a material impact on the timelines for the Company’s product development and expansion efforts. However, the extent to which the COVID-19 pandemic impacts the Company’s business, product development and expansion efforts, corporate development objectives and the value of and market for the Company’s common stock will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in the United States, and the effectiveness of actions taken globally to contain and treat the disease. The global economic slowdown, the overall disruption of global supply chains and distribution systems and the other risks and uncertainties associated with the pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects.

Forward Stock Split: In July 2020, the board of directors and the stockholders of the Company approved a 2.46-for-1 forward stock split of the Company’s outstanding common stock and preferred stock, which was effected on July 22, 2020. Stockholders entitled to fractional shares as a result of the forward stock split will receive a cash payment in lieu of receiving fractional shares. All common stock, preferred stock, and per share information has been retroactively adjusted to give effect to this forward stock split for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. There were no changes in the par values of the Company’s common stock and preferred stock as a result of the forward stock split.

Initial Public Offering: In August 2020, the Company completed its initial public offering (“IPO”) of 10,699,573 shares of common stock at an offering price of $22.00 per share. The Company offered 5,040,323 shares of common stock and the selling stockholders its IPO offered an additional 5,659,250 shares of common stock, including the underwriter’s option to purchase up to an additional 1,395,596 shares of common stock from the selling stockholders. The Company received gross proceeds of approximately $110,887 before deducting underwriting discounts, commissions and offering related transaction costs; the Company did not receive any proceeds from the sale of shares by the selling stockholders. Upon the closing of the IPO in August 2020, all of the then-outstanding shares of preferred stock automatically converted into 8,192,876 shares of common stock on a one-for-one basis. Subsequent to the closing of the IPO, there were no shares of preferred stock outstanding. The condensed consolidated financial statements as of September 27, 2020, including share and per share amounts, include the effects of the IPO.

2. Summary of Significant Accounting Policies

The significant accounting policies and estimates used in preparation of the unaudited condensed consolidated financial statements are described in the Company’s audited consolidated financial statements as of and for the fiscal year ended December 29, 2019, and the notes thereto. Except as detailed below, there have been no material changes to the Company’s significant accounting policies during the 39-week period ended September 27, 2020.

Use of Estimates: The Company does not currently anticipate that the COVID-19 pandemic will have a material impact on the timelines for the Company’s product development and expansion efforts and the Company’s corporate development objectives. Because future COVID-19 developments are highly uncertain and cannot be predicted with confidence at this time, estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these unaudited condensed consolidated financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the unaudited condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the Company’s unaudited condensed consolidated financial statements.

Deferred Offering Costs: The Company capitalized certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings until such financings were completed. Upon closing the IPO in August 2020, all deferred offering costs were reclassified from prepaid and other current assets and recorded against the IPO proceeds reducing additional paid-in capital.

Recently Adopted Accounting Pronouncements: The new accounting pronouncements recently adopted by the Company are described in the Company’s audited consolidated financial statements as of and for the fiscal year ended December 29, 2019, and the notes thereto. Except as described below, there have been no new accounting pronouncements adopted by the Company during the 39-week period ended September 27, 2020.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements for fair value measurements. The standard is effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2018-13 on December 30, 2019 and the adoption of this standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate (“LIBOR”) or by another reference rate expected to be discontinued. The amendments are effective for all entities as of March 12, 2020 through December 31, 2022. The Company adopted ASU 2020-04 on March 12, 2020 and the adoption of this standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) and also issued subsequent amendments to the initial guidance, ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10, ASU 2020-02, and ASU 2020-05 (collectively, “Topic 842”). The guidance in Topic 842 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the unaudited condensed consolidated statement of operations. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company expects to adopt Topic 842 retrospectively at the beginning of the period of adoption, December 27, 2021, through a cumulative-effect adjustment, and will not apply the new standard to comparative periods presented. The new standard provides a number of practical expedients. Upon adoption, the Company expects to elect all of the practical expedients available. The Company is currently evaluating the impact of its pending adoption of Topic 842 on its consolidated financial statements. It is anticipated that the primary impact of the adoption of Topic 842 will be the recording of a right-of-use asset and lease liability of similar amount on the Company’s condensed consolidated balance sheet.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03 (collectively, “Topic 326”), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Topic 326 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. For non-public companies, Topic 326 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company expects to adopt Topic 326 on December 26, 2022. The Company is currently evaluating the impact of its pending adoption of Topic 326 on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which intends to simplify the guidance by removing certain exceptions to the general principles and clarifying or amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company expects to adopt ASU 2019-12 on December 26, 2022. Although the Company is currently evaluating the impact of the adoption of ASU 2019-12, the Company does not expect it to have a material impact on its consolidated financial statements.

3. Fair Value

The contingent consideration in the unaudited condensed consolidated balance sheets relates to royalty payments in connection with the Heartland Eggs, LLC asset acquisition. The fair value of the contingent consideration was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The following tables presents information about the Company’s financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements as of September 27, 2020, Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration, current	$—	$—	$138	$138
Contingent consideration, non-current	—	—	32	32

Total	$—	$—	$170	$170

	Fair Value Measurements as of December 29, 2019, Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration, current	$—	$—	$270	$270
Contingent consideration, non-current	—	—	382	382

Total	$—	$—	$652	$652

During the 13-week and 39-week periods ended September 27, 2020 and September 29, 2019, there were no transfers between fair value measurement levels.

During the 13-week periods ended September 27, 2020 and September 29, 2019, the Company recognized unrealized (gains) and losses associated with the fair value of contingent consideration of $8 and $15, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, the Company recognized unrealized (gains) and losses associated with the fair value of contingent consideration of $(342) and $53, respectively.

The following table provides a rollforward of the aggregate fair value of the Company’s contingent consideration, for which fair value is determined using Level 3 inputs:

Balance as of December 29, 2019	$652
Payment of contingent consideration	(47)
Change in fair value	(23)

Balance as of March 29, 2020	$582
Payment of contingent consideration	(42)
Change in fair value	(327)

Balance as of June 28, 2020	$213
Payment of contingent consideration	(51)
Change in fair value	8

Balance as of September 27, 2020	$170

The following table presents the unobservable inputs incorporated into the valuation of contingent consideration:

Unobservable Input	September 27, 2020
Dozens of eggs supplied	2,546,982
Royalty rate per dozen eggs	$0.07
Estimated royalty income	$178
Discount interval (in years)	1.6

4. Revenue Recognition

The following table summarizes the Company’s net revenue by primary product for the periods presented:

	13-Weeks Ended		39-Weeks Ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Net Revenue:
Eggs	$49,299	$30,995	$147,738	$91,146
Butter	4,068	3,087	12,549	8,166

Net Revenue	$53,367	$34,082	$160,287	$99,312

Net revenue is primarily generated from the sale of eggs and butter. Historically, the Company’s product offering was comprised of pasture-raised shell eggs, pasture-raised hard-boiled eggs and pasture-raised butter. In 2019, the Company added both liquid whole eggs and clarified butter (“ghee”) to its product offerings. In August 2020, the Company added egg bites to its product offering.

During the 13-week periods ended September 27, 2020 and September 29, 2019, net revenue generated from eggs included net revenue from pasture-raised shell eggs of $47,820 and $30,059, respectively, net revenue generated from liquid whole eggs of $636 and $198, respectively, net revenue generated from pasture-raised hard boiled eggs of $386 and $738, respectively, and net revenue from egg bites of $457 and $0, respectively. During the 13-week periods ended September 27, 2020 and September 29, 2019, net revenue generated from butter included net revenue from pasture-raised butter of $3,653 and $2,717, respectively, and net revenue generated from ghee of $415 and $370, respectively.

During the 39-week periods ended September 27, 2020 and September 29, 2019, net revenue generated from eggs included net revenue from pasture-raised shell eggs of $143,397 and $89,264, respectively, net revenue generated from liquid whole eggs of $2,814 and $374, respectively, net revenue generated from pasture-raised hard boiled eggs of $1,070 and $1,508, respectively and net revenue generated from egg bites of $457 and $0, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, net revenue generated from butter included net revenue from pasture-raised butter of $11,589 and $7,697, respectively, and net revenue generated from ghee of $960 and $469, respectively.

The 39-week period ended September 27, 2020 includes $624 revenue resulting from reduction of a sales promotion incentive settled in Q2 2020 that related to a prior year’s gross sales.

As of September 27, 2020 and December 29, 2019, the Company had customers that individually represented 10% or more of the Company’s accounts receivable, net and during the 13-week periods and 39-week periods ended September 27, 2020 and September 29, 2019, the Company had customers that individually exceeded 10% or more of the Company’s net revenue. The percentage of net revenue from these significant customers during the 13-week periods and 39-week periods ended September 27, 2020 and September 29, 2019, and accounts receivable, net due from these significant customers as of September 27, 2020 and December 29, 2019, are as follows:

	Net Revenue for the 13-Weeks Ended September 27, 2020	Net Revenue for the 13-Weeks Ended September 29, 2019	Net Revenue for the 39-Weeks Ended September 27, 2020	Net Revenue for the 39-Weeks Ended September 29, 2019
Customer A	*	33%	18%	35%
Customer B	24%	*	16%	*
Customer C	13%	16%	14%	14%
Customer D	13%	10%	12%	11%

*	Revenue was less than 10%.

	Accounts Receivable, Net as of September 27, 2020	Accounts Receivable, Net as of December 29, 2019
Customer A	*	25%
Customer B	30%	21%
Customer C	14%	*
Customer D	*	*

*	Accounts receivable was less than 10%.

5. Accounts Receivable

Accounts receivable, net was $17,551 and $16,108 as of September 27, 2020 and December 29, 2019, respectively.

As of September 27, 2020 and December 29, 2019, the Company recorded an allowance for doubtful accounts of $241 and $304, respectively. Changes in the allowance for doubtful accounts were as follows:

Allowance for doubtful accounts
As of December 29, 2019	$(304)
Provisions Charged to Operating Results	—
Account Write-off and Recoveries	116

As of March 29, 2020	(188)
Provisions Charged to Operating Results	—
Account Write-off and Recoveries	34

As of June 28, 2020	(154)
Provisions Charged to Operating Results	(152)
Account Write-off and Recoveries	65

As of September 27, 2020	$(241)

6. Inventories

Inventory consisted of the following as of the periods presented:

	September 27, 2020	December 29, 2019
Eggs and inventory in transit	$6,205	$8,811
Butter	2,233	646
Packaging	1,626	1,949
Ghee	583	792
Egg Bites	249	—
Other	832	749

	$11,728	$12,947

Changes in the excess and obsolete inventory reserve for the period presented, were as follows:

Excess and obsolete inventory reserve
As of December 29, 2019	$(189)
Provisions Charged to Operating Results	(73)
Account Write-off	—

As of March 29, 2020	(262)
Provisions Charged to Operating Results	(92)
Account Write-off	—

As of June 28, 2020	(354)
Provisions Charged to Operating Results	(248)
Account Write-off	258

As of September 27, 2020	$(344)

During the 13-week periods ended September 27, 2020 and September 29, 2019, laying-hen costs amortized to cost of goods sold were approximately $65 and $132, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, laying-hen costs amortized to cost of goods sold were approximately $304 and $410, respectively. On a periodic basis, the Company compares the amount of inventory on hand with its latest forecasted requirement to determine whether write-offs for excess or obsolete inventory reserves are required.

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of the periods presented:

	September 27, 2020	December 29, 2019
Land	$525	$525
Buildings and improvements	14,295	14,241
Vehicles	527	454
Machinery and equipment	11,282	6,297
Leasehold improvements	878	483
Furniture and fixtures	447	422
Construction in progress	4,570	3,396

	32,524	25,818
Less: Accumulated depreciation and amortization	(4,832)	(3,360)

Property, plant and equipment, net	$27,692	$22,458

During the 13-week periods ended September 27, 2020 and September 29, 2019, depreciation and amortization of property, plant and equipment was approximately $614 and $394, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, depreciation and amortization of property, plant and equipment was approximately $1,568 and $1,119, respectively.

As of September 27, 2020 and December 29, 2019, machinery and equipment that was leased under capital leases and included in property, plant and equipment, net in the unaudited condensed consolidated balance sheets was approximately $1,193 and $1,505, respectively.

8. Accrued Liabilities

Accrued liabilities consisted of the following as of the periods presented:

	September 27, 2020	December 29, 2019
Accrued promotions and expired product chargebacks	$2,089	$2,038
Accrued grower payments	32	1,649
Accrued employee related costs	3,135	1,132
Accrued offering costs	—	385
Accrued distribution fees and freight	482	624
Accrued accounting and legal fees	585	86
Accrued marketing and commissions	294	887
Property, plant and equipment	—	964
Other	1,316	843

Accrued liabilities	$7,933	$8,608

9. Long-Term Debt

In October 2017, the Company entered into a credit facility agreement with PNC Bank, National Association (the “Credit Facility”) that provided for an initial term loan of $4,700 (the “Term Loan”) and a revolving line of credit of up to $10,000 (the “Revolving Line of Credit”). The Credit Facility also originally provided for a $1,500 equipment loan (the “Equipment Loan”) for the purpose of funding permitted capital expenditures, subject to certain restrictions. The Credit Facility matures in October 2022.

In April 2018, the Company entered into amended loan agreements in connection with the Credit Facility (the “First Amendment Loan” and “Second Amendment Loan,” respectively). The First Amendment Loan was entered to decrease the maximum borrowing capacity under the Equipment Loan from $1,500 to $750 and to waive existing events of default. The Second Amendment Loan was entered to modify various definitions and terms that were not significant.

In February 2019, the Company entered into the Third Amendment to the Credit Facility (“Third Amendment Loan”). The Third Amendment Loan waived existing events of default under the Credit Facility.

In February 2020, the Company entered into the Fourth Amendment to the Credit Facility (“Fourth Amendment Loan”) which amended certain terms and conditions under the Credit Facility. In addition, the Fourth Amendment Loan increased the maximum borrowing capacity under the Credit Facility to $17,700. The Fourth Amendment Loan also increased the maximum borrowing capacity under the Equipment Loan to $3,000 and extended the borrowing period for the Equipment Loan from October 2019 to October 2021.

In May 2020, the Company entered into the Fifth Amendment to the Credit Facility (‘Fifth Amendment Loan”) which waived a technical default that was triggered by exceeding the capital expenditure limit under the Credit Facility, and amended certain terms and conditions, including an increase to the capital expenditure limit. In addition, the Fifth Amendment Loan increased the maximum borrowing capacity of the Credit Facility to $22,700. The Fifth Amendment Loan also increased the maximum borrowing capacity under the Revolving Line of Credit to $15,000.

In June 2020, the Company entered into the Sixth Amendment to the Credit Facility (“Sixth Amendment Loan”) which amended certain terms and conditions under the Credit Facility and increased the maximum borrowing capacity of the Credit Facility to $25,910. In addition, the Sixth Amendment Loan refinanced the Term Loan and provided for the borrowing of an additional $5,000, resulting in the issuance of an amended and restated secured term loan note in the amount of $7,910.

Borrowings under the amended and restated Term Loan are repayable in monthly installments of principal and interest, followed by a balloon payment of all unpaid principal and accrued and unpaid interest due in July 2027. Interest on borrowings under the amended and restated Term Loan accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 3.25% or (ii) 2.25% plus the sum of the Federal Funds Open Rate plus 50 basis points and the Daily LIBOR Rate plus 100 basis points. As of September 27, 2020 and December 29, 2019 the interest rate applicable to borrowings under the amended and restated Term Loan was 3.44% and 4.64%, respectively.

The maximum borrowing capacity under the Revolving Line of Credit is $15,000. Interest on borrowings under the Revolving Line of Credit, as well as loan advances thereunder, accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 2.25% or (ii) 1.25% plus the alternate base rate. In April 2020, all outstanding amounts under the Revolving Line of Credit were repaid. As of December 29, 2019, the interest rate applicable to borrowings under the Revolving Line of Credit was 5.75%.

The maximum borrowing capacity under the Equipment Loan is $3,000, subject to certain restrictions. Any borrowings under the Equipment Loan from October 2018 through October 2021 will be due and payable beginning the following month with 36 monthly installments of principal due through October 2022, and all accrued and unpaid interest due October 2022. Interest on borrowings under the Equipment Loan accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 3.00% or (ii) 2.00% plus the alternate base rate. In September 2020 all outstanding amounts under the Equipment Loan were repaid. As of December 29, 2019, the interest rate applicable to borrowings under the Equipment Loan as was 4.44%.

The Credit Facility is secured by all of the Company’s assets and requires the Company to maintain two financial covenants: a fixed charge coverage ratio and a leverage ratio. The Credit Facility also contains various covenants relating to limitations on indebtedness, dividends, investments and acquisitions, mergers, consolidations, the sale of properties and liens and capital expenditures. In addition, the Credit Facility imposes limitations on the Company’s ability to pay dividends or distributions on any equity interest, declare any stock splits or reclassifications of its stock, or apply any of its funds, property or assets to purchase, redeem or retire any of its equity interests or to purchase, redeem or retire any of its options to purchase any of its equity interests. As a result of the limitations contained in the Credit Facility, all of the net assets on the Company’s unaudited condensed consolidated balance sheet as of September 27, 2020 are restricted in use. The Company’s wholly owned subsidiaries are non-operating and do not hold any assets or liabilities; therefore, these subsidiaries have no restricted net assets within the meaning of Rule 4-08(e)(3) or Rule 12-04 of Regulation S-X. The Credit Facility also contains other customary covenants, representations and events of default. As of September 27, 2020, the Company was in compliance with all covenants under the Credit Facility.

Debt issuance costs associated with the Credit Facility are reflected as a reduction of the carrying value of long-term debt on the Company’s unaudited condensed consolidated balance sheets and are being amortized to interest expense over the term of the Credit Facility using the effective interest method. During the 13-week periods ended September 27, 2020 and September 29, 2019, the Company recognized interest expense of $110 and $85, respectively, which includes amortization of debt issuance costs of $8 and $10, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, the Company recognized interest expense of $365 and $250, respectively, which includes amortization of debt issuance costs of $21 and $30, respectively.

As of the periods presented, long-term debt, net of current portion, consisted of the following:

	September 27, 2020	December 29, 2019
Term Loan	$7,627	$3,245
Revolving Line of Credit	—	1,325
Equipment Loan	—	554
Less: current portion of long-term debt	(1,104)	(2,160)
Less: unamortized debt issuance costs	(43)	(68)

Long-term debt, net of current portion	$6,480	$2,896

Future principal payments for long-term debt and capital lease payments as of September 27, 2020 are as follows:

For 39-Week Period End
2020 (remaining thirteen weeks)	$397
2021	1,601
2022	6,541

Total	$8,539

Amounts outstanding under the Company’s Revolving Line of Credit as of December 29, 2019 have been presented as current obligations under current portion of long-term debt in the Company’s unaudited condensed consolidated balance sheets due to the Company’s ability and intent to repay the amounts within the next twelve months.

Paycheck Protection Program Loan: In April 2020, the Company received loan proceeds of approximately $2,593 under the Paycheck Protection Program (“PPP”) (the “PPP Loan”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualify businesses for amounts up to 2.5 times of the average monthly payroll expenses for the qualifying business. The Company elected to not use any of the PPP Loan proceeds of $2,593 and repaid the entire balance of the PPP Loan in April 2020.

10. Redeemable Convertible Preferred Stock

Upon the closing of the IPO in August 2020, all of the then-outstanding shares of Preferred Stock automatically converted into 8,192,876 shares of common stock on a one-for-one basis. Subsequent to the closing of the IPO, there were no shares of Preferred Stock outstanding.

As of December 29, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 8,192,876 shares, par value $0.0001 per share, of preferred stock, of which 2,728,018 shares are designated Series B redeemable convertible preferred stock, 2,464,466 shares are designated Series C redeemable convertible preferred stock, and 3,000,392 shares are designated Series D redeemable convertible preferred stock (collectively, the “Preferred Stock”).

11. Common Stock and Common Stock Warrant

Common Stock: As of September 27, 2020, the Company’s amended and restated certificate of incorporation authorized the Company to issue 39,432,161 shares of common stock, par value $0.0001 per share.

In March 2019 and April 2019, the Company issued and sold an aggregate of 2,815,012 shares of common stock at a purchase price of $5.3286 per share, for proceeds of $14,097, net of issuance costs of $903.

In March 2019 and April 2019, the Company executed a tender offer to repurchase 2,852,770 shares of its common stock and the vested equity of certain directors, employees and officers for a net purchase price of $5.0087 per shares for net proceeds of $14,289.

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. Each share of the Company’s common stock is entitled to one vote on all matters submitted to a vote of the Company’s stockholders. Holders of the Company’s common stock are entitled to receive dividends as may be declared by the Company’s board of directors, if any, subject to the preferential dividend rights of Preferred Stock. No cash dividends had been declared or paid during the periods presented.

As of each balance sheet date, the Company had reserved shares of common stock for issuance in connection with the following:

	September 27, 2020	December 29, 2019
Conversion of outstanding shares of redeemable convertible preferred stock	—	8,192,876
Warrants to purchase common stock	—	196,800
Options to purchase common stock	5,712,814	5,413,064
Restricted stock units	45,000	—
Shares available for grant under the 2013 Incentive Plan	—	240,079
Shares available for grant under the 2020 Incentive Plan	7,729,892	—

Total	13,487,706	14,042,819

Common Stock Warrant: In June 2015, the Company issued a warrant to the guarantor of a line of credit agreement that was entered in 2015 and matured and was repaid in full in 2017. The guarantor was also the Company’s Chief Executive Officer. The warrant provided for the purchase of a total of 196,800 shares of the Company’s common stock at an exercise price of $1.43 per share. The warrant was scheduled to expire on the earlier of June 12, 2020 or the completion of the IPO. At the time of issuance, the Company classified the warrant as equity in its unaudited condensed consolidated balance sheets. On June 9, 2020, the guarantor exercised the warrant to purchase 196,800 shares of the Company’s common stock resulting in net proceeds of approximately $282.

12. Stock-Based Compensation

As of September 27, 2020, 7,729,892 shares were available for future grants of the Company’s common stock.

The following table summarizes the Company’s stock option activity since December 29, 2019:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 29, 2019	5,413,064	$3.73	7.3	$60,059
Granted	873,867	$21.47
Exercised	(57,280)	$2.99		$2,084
Cancelled	(516,837)	$3.76

Outstanding as of September 27, 2020	5,712,814	$6.32	6.9	$188,801

Options exercisable as of September 27, 2020	2,634,469	$2.54	5.0	$97,029
Options vested and expected to vest as of September 27, 2020	5,712,814	$6.32	6.9	$188,801

The fair value of shares vested during the 13-week period and the 39-week period ended September 27, 2020 was $984 and $1,442, respectively.

2020 Equity Incentive Plan: In July 2020, the Company’s board of directors adopted its 2020 Equity Incentive Plan (“2020 Incentive Plan”), which was subsequently approved by its stockholders and became effective on July 30, 2020. Initially, the maximum number of the Company’s common stock that may be issued under the 2020 Incentive Plan is 8,595,871 shares, which is the sum of (i) 3,000,000 new shares, plus (ii) the number of shares available for the grant of new awards under the 2013 Incentive Plan at July 30, 2020, plus (iii) the number of shares subject to outstanding stock awards granted under the 2013 Incentive Plan and that, following the July 30, 2020, terminate, expire or are otherwise forfeited, reacquired or withheld. The 2020 Incentive Plan provides that the number of shares reserved and available for issuance under the 2020 Incentive Plan will automatically increase each January 1, beginning on January 1, 2021 and ending on (and including) January 1, 2030, by an amount equal to 4% of the outstanding number of shares of common stock on the immediately preceding December 31 or such lesser number of shares as determined by the Company’s board of directors. Pursuant to the 2020 Incentive Plan, the Company’s board of directors granted stock options to purchase an aggregate of 820,979 shares of common stock to executive officers and employees with an exercise price of $22.00 per share.

Employee Stock Purchase Plan: In July 2020, the Company’s board of directors adopted the 2020 Employee Stock Purchase Plan (“2020 ESPP”), which was subsequently approved by the Company’s stockholders and became effective on July 30, 2020. The 2020 ESPP authorizes the initial issuance of up to 900,000 shares of the Company’s common stock to eligible employees of the Company or, as designated by the Company’s board of directors, employees of a related company. The 2020 ESPP provides that the number of shares reserved and available for issuance under the 2020 ESPP will automatically increase each January 1, beginning on January 1, 2021 and ending on (and including) January 1, 2030, by an amount equal to the lesser of (i) 1% of the outstanding number of shares of common stock on the immediately preceding December 31 and (ii) 900,000, or such lesser number of shares as determined by the Company’s board of directors. The Company’s board of directors may from time to time grant or provide for the grant to eligible employees of options to purchase common stock under the 2020 ESPP during a specific offering period. As of September 27, 2020, no offerings have been approved.

During the 13-week periods ended September 27, 2020 and September 29, 2019, the Company recognized stock-based compensation expense of $737 and $290, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, the Company recognized stock-based compensation expense of $1,481 and $576, respectively. The Company records stock-based compensation expense in selling, general and administrative expenses.

As of September 27, 2020, total unrecognized stock-based compensation expense related to unvested stock options was $11,037, which is expected to be recognized over a weighted-average period of 2.1 years.

13. Income Taxes

The Company’s effective tax rate for the 13-week periods ended September 27, 2020 and September 29, 2019 was approximately 27% and 28%, respectively. The Company’s effective tax rate for the 39-week periods ended September 27, 2020 and September 29, 2019 was approximately 31% and 27%, respectively. The effective tax rates differ from the federal statutory rate of 21% principally as a result of non-deductible expenses, partially offset by the enhanced food donation tax deduction for both the 39-week periods ended September 27, 2020 and September 29, 2019.

14. Net Income Per Share

Basic and diluted net income per share attributable to Vital Farms, Inc. common stockholders were calculated as follows:

	13-Weeks Ended
	September 27, 2020	September 29, 2019
Numerator:
Net income	$1,662	$823
Less: Net income (loss) attributable to noncontrolling interests	(15)	(6)

Net income attributable to Vital Farms, Inc. stockholders’—basic and diluted	$1,677	$829

Denominator:
Weighted average common shares outstanding—basic	34,044,994	25,929,923
Weighted average effect of potentially dilutive securities:
Effect of potentially dilutive stock options	5,066,024	3,171,785
Effect of potentially dilutive common stock warrants	—	177,822
Effect of potentially dilutive redeemable convertible preferred stock	—	8,192,876

Weighted average common shares outstanding—diluted	39,111,018	37,472,406

Net income per share attributable to Vital Farms, Inc. stockholders
Basic	$0.05	$0.03

Diluted	$0.04	$0.02

	39-Weeks Ended
	September 27, 2020	September 29, 2019
Numerator:
Net income	$9,531	$7,636
Less: Net (loss) income attributable to noncontrolling interests	(54)	950

Net income attributable to Vital Farms, Inc. stockholders’—basic and diluted	$9,585	$6,686

Denominator:
Weighted average common shares outstanding—basic	28,664,914	26,197,567
Weighted average effect of potentially dilutive securities:
Effect of potentially dilutive stock options	4,482,401	2,405,387
Effect of potentially dilutive common stock warrants	128,587	163,677
Effect of potentially dilutive redeemable convertible preferred stock	—	8,192,876

Weighted average common shares outstanding—diluted	33,275,902	36,959,507

Net income per share attributable to Vital Farms, Inc. stockholders
Basic	$0.33	$0.26

Diluted	$0.29	$0.18

For the 13-week periods ended September 27, 2020 and September 29, 2019, options to purchase 45,000 shares of common stock and 0 shares of common stock, respectively, were excluded from the computation of diluted net income per share attributable to Vital Farms Inc. common stockholders because including them would have been antidilutive. For the 39-week periods ended September 27, 2020 and September 29, 2019, options to purchase 881,969 shares of common stock and 0 shares of common stock, respectively, were excluded from the computation of diluted net income per share attributable to Vital Farms Inc. common stockholders because including them would have been antidilutive.

15. Commitments and Contingencies

Operating Leases: As of September 27, 2020, the Company was leasing 9,082 square feet of office space and parking spaces in Austin, Texas. The lease expires in April 2026. The Company has the option to extend the lease agreement for successive periods of up to five years. The monthly lease payments, which include base rent charges of $19, are subject to periodic rent increases through April 2026.

As of September 27, 2020, the Company was leasing warehouse space in Webb City, Missouri for 5,000 rentable pallet spaces. The Company has the option to exceed the 5,000 pallet spaces through December 31, 2021, the amended lease expiration date. The monthly lease payments include base rent charges of $55.

As September 27, 2020, the Company was leasing warehouse space in Springfield, Missouri for 3,750 rentable pallet spaces. The Company has the option to exceed the 3,750 pallet spaces through September 30, 2023, the lease expiration date. The monthly lease payments, which include base rent charges of $85, are subject to periodic rent increases through September 2023.

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid. During the 13-week periods ended September 27, 2020 and September 29, 2019, the Company recognized rent expense, including associated common area maintenance charges, of $109 and $93, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, the Company recognized rent expense, including associated common area maintenance charges, of $331 and $255, respectively.

As of September 27, 2020, future minimum lease payments under noncancelable operating leases are as follows:

2020 (remaining twenty-six weeks)	$494
2021	1,989
2022	1,362
2023	1,121
2024	329
Thereafter	454

Total	$5,749

Supplier Contracts: The Company purchases its egg inventories under long-term supply contracts with farms. Purchase commitments contained in these arrangements are variable dependent upon the quantity of eggs produced by the farms. Accordingly, there are no estimable future purchase commitments associated with these supplier contracts. In addition, substantially all the Company’s long-term supply contracts with farms contain components that meet the definition of embedded leases within the scope of Topic 840, Leases. These arrangements convey to the Company the right to control implicitly identified property, plant and equipment as it takes substantially all the utility generated by these assets over the term of the arrangements at a variable price. As total purchase commitments contained in these arrangements are variable, the amounts attributable to the lease components are contingent rentals; there are no minimum lease payments associated with these long-term supply contracts. As the classification and timing of recognition of costs attributable to the eggs and embedded cost of the lease rentals are identical, the Company does not allocate the total purchase cost of eggs between the cost of the eggs and the embedded cost of the lease rentals or distinguish between them in its accounting records. The Company records the total purchase costs of eggs, which includes costs associated with the eggs and the corresponding costs of embedded lease rentals from the same arrangement, into inventory. These costs are expensed to cost of goods sold when the associated eggs are sold to customers. During the 13-week periods ended September 27, 2020 and September 29, 2019, the Company recognized total costs associated with its long-term supply contracts with farms of $22,341 and $13,770, respectively. During the 39-week periods ended September 27, 2020 and September 29, 2019, the Company recognized total costs associated with its long-term supply contracts with farms of $41,527 and $36,810, respectively.

Indemnification Agreements: In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. As of September 27, 2020, the Company has not incurred any material costs as a result of such indemnifications.

Litigation: The Company is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to its business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. When the Company becomes aware of a claim or potential claim, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, the Company records a liability for the loss. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs to the point in the legal matter where the Company believes a conclusion to the matter will be reached. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the Company discloses the claim if the likelihood of a potential loss is reasonably possible.

In January 2019, Ovabrite Inc. (“Ovabrite”) settled claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff and recorded a related gain of $1,200, which is included in other income in the unaudited condensed consolidated statements of operations.

16. Related Party Transactions

Guarantor Warrant: The Company’s executive chairman and former Chief Executive Officer (the “Guarantor”) guaranteed the Company’s obligations under a line of credit agreement that was entered into in 2015 and that matured and was repaid in full in 2017. The Company issued a warrant to purchase 196,800 shares of the Company’s common stock at an exercise price of $1.43 to the Guarantor in exchange for his guaranty. See Note 11, “Common Stock and Common Stock Warrant.” The warrant expired on the earlier of June 12, 2020 or the completion of the IPO. In June 2020, the Guarantor exercised the warrant to purchase 196,800 shares of the Company’s common stock resulting in net proceeds of approximately $282.

Ovabrite, Inc.: Ovabrite is a related party because its founders are stockholders of the Company, with the majority stockholder in Ovabrite also serving as the Company’s executive chairman and member of the Company’s board of directors. Since Ovabrite’s incorporation in November 2016, the Company is deemed to have had a variable interest in Ovabrite, and Ovabrite is deemed to have been a VIE, of which the Company is the primary beneficiary. Accordingly, the Company has consolidated the results of Ovabrite since November 2016. All significant intercompany transactions between the Company and Ovabrite have been eliminated in consolidation.

Note Receivable from Related Parties: In February 2019, the Company issued promissory notes in the aggregate amount of $4,000 to its founder and a former member of the board of directors that is currently a board observer, both of whom are also stockholders of the Company. The promissory notes bear monthly interest at LIBOR plus 2.0% and mature on the earlier of August 7, 2022 or the date of closing of a liquidity transaction which is defined as a merger, consolidation or sale of the Company’s assets or such time as the notes would be prohibited by the Sarbanes-Oxley Act (“Promissory Note Maturity Date”). All unpaid principal and accrued and unpaid interest are due on the Promissory Note Maturity Date. The borrower may prepay all or any portion of the promissory note at any time without premium or penalty. In November 2019, $3,200 of the promissory notes were repaid.

In August 2020, the remaining $800 of the promissory notes were repaid. During the 13-week periods ended September 27, 2020 and September 29, 2019, the Company recorded interest income of $10 and $45, respectively, in connection with the promissory notes. During the 39-week periods ended September 27, 2020 and September 29, 2019, the Company recorded interest income of $24 and $140, respectively, in connection with the promissory notes.

Manna Tree Partners: In March 2019 and April 2019, the Company issued and sold an aggregate of 2,815,012 shares of common stock at a purchase price of $5.3286 per share, for an aggregate purchase price of $15,000, to entities associated with Manna Tree Partners. The co-founder and chief operating officer of Manna Tree Partners is a member of the Company’s board of directors.

Sandpebble Builders Preconstruction, Inc.: The Company utilizes Sandpebble Builders Preconstruction, Inc. (“Sandpebble”) for project management and related services associated with the construction and expansion of Egg Central Station. The owner and principal of Sandpebble is the father of an executive of the Company. In connection with the services described above, the Company paid Sandpebble $178 and $110 during the 13-week periods ended September 27, 2020 and September 29, 2019, respectively, and $541 and $347 during the 39-week periods ended September 27, 2020 and September 29, 2019, respectively. Amounts paid to Sandpebble are included in property, plant and equipment, net in the unaudited condensed consolidated balance sheets.

17. Subsequent Events

In October 2020, the Company reinvested IPO proceeds of $70 million into an investment account with PNC Bank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Vital Farms, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Vital Farms, Inc. and subsidiaries (the Company) as of December 29, 2019 and December 30, 2018, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2019 and December 30, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 29, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Austin, Texas

March 26, 2020, except for Note 21, as to which the date is July 22, 2020

VITAL FARMS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	December 30, 2018	December 29, 2019	Pro Forma December 29, 2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,815	$1,274	$1,274
Accounts receivable, net	10,236	16,108	16,108
Inventories	3,866	12,947	12,947
Income taxes receivable	51	1,615	1,615
Prepaid expenses and other current assets	1,123	2,706	2,706

Total current assets	27,091	34,650	34,650
Property, plant and equipment, net	18,660	22,458	22,458
Notes receivable from related party	—	831	831
Goodwill	3,858	3,858	3,858
Deposits and other assets	246	151	151

Total assets	$49,855	$61,948	$61,948

Liabilities, Redeemable Noncontrolling Interest, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,357	$13,510	$13,510
Accrued liabilities	5,845	8,608	8,608
Long-term debt, current	671	2,160	2,160
Lease obligation, current	539	449	449
Contingent consideration, current	390	270	270

Total current liabilities	16,802	24,997	24,997

Long-term debt, net of current portion	3,136	2,896	2,896
Lease obligations, net of current portion	1,135	797	797
Contingent consideration, non-current	601	382	382
Deferred tax liabilities, net	703	755	755
Other liability, non-current	—	272	272

Total liabilities	22,377	30,099	30,099

Commitments and contingencies (Note 18)

Redeemable noncontrolling interest	175	175	175
Redeemable convertible preferred stock (Series B, Series C and Series D), $0.0001 par value; 8,192,876 shares authorized, issued, and outstanding as of December 30, 2018 and December 29, 2019, respectively; no shares issued or outstanding as of December 29, 2019 (unaudited) pro forma; aggregate liquidation preference of $40,436 as of December 30, 2018 and December 29, 2019, respectively;	23,036	23,036	—
Stockholders’ equity:
Common stock, $0.0001 par value per share, 37,533,553 and 40,348,565 shares authorized, as of December 30, 2018 and December 29, 2019, respectively; 28,461,978 and 31,429,898 shares issued, as of December 30, 2018 and December 29, 2019, respectively; and 25,819,830 and 25,934,980 shares outstanding as of December 30, 2018 and December 29, 2019, respectively; 39,622,774 shares issued and 34,127,856 shares outstanding as of December 29, 2019 (unaudited) pro forma	3	3	3
Treasury stock, at cost, 2,642,148 and 5,494,918 common shares as of December 30, 2018 and December 29, 2019, respectively	(1,987)	(16,276)	(16,276)
Additional paid-in capital	4,245	19,593	42,629
Retained earnings	2,854	5,239	5,239

Total stockholders’ equity attributable to Vital Farms, Inc. common stockholders	5,115	8,559	31,595
Noncontrolling interests	(848)	79	79

Total stockholders’ equity	$4,267	$8,638	$31,674

Total liabilities, redeemable noncontrolling interest, redeemable convertible preferred stock and stockholders’ equity	$49,855	$61,948	$61,948

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Net revenue	$74,000	$106,713	$140,733
Cost of goods sold	55,612	71,894	97,856

Gross profit	18,388	34,819	42,877
Operating expenses:
Selling, general and administrative	14,261	19,437	29,526
Shipping and distribution	5,724	8,615	10,001

Total operating expenses	19,985	28,052	39,527

(Loss) income from operations	(1,597)	6,767	3,350

Other (expense) income, net:
Interest expense	(524)	(424)	(349)
Other income	9	9	1,417

Total other (expense) income, net	(515)	(415)	1,068

Net (loss) income before income taxes	(2,112)	6,352	4,418
Provision for income taxes	33	723	1,106

Net (loss) income	(2,145)	5,629	3,312
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)	927

Net (loss) income attributable to Vital Farms, Inc. common stockholders	$(1,920)	$5,797	$2,385

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders:
Basic	$(0.07)	$0.22	$0.09

Diluted	$(0.07)	$0.16	$0.07

Weighted average common shares outstanding:
Basic	25,795,865	25,809,665	25,897,223

Diluted	25,795,865	35,258,594	36,071,015

Pro forma net income per share attributable to Vital Farms, Inc. common stockholders (unaudited):
Basic			$0.07

Diluted			$0.07

Pro forma weighted average common shares outstanding (unaudited):
Basic			34,090,099

Diluted			36,071,015

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(Amounts in thousands)

	Redeemable Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders’ Equity Attributable to Vital Farms, Inc. Common Stockholders	Noncontrolling Interests	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount	Shares	Amount
Balances at December 31, 2016	5,192,484	$12,016	$—	28,424,832	$3	(2,642,148)	$(1,987)	$3,079	$(1,023)	72	(455)	(383)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs $85	3,000,392	11,020	—	—	—	—	—	—	—	—	—	—
Issuance of redeemable noncontrolling interest	—	—	150	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	24,600	—	—	—	31	—	31	—	31
Stock-based compensation expense	—	—	—	—	—	—	—	495	—	495	—	495
Net loss attributable to noncontrolling interests - stockholders	—	—	—	—	—	—	—	—	—	—	(225)	(225)
Net loss attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	(1,920)	(1,920)	—	(1,920)

Balances at December 31, 2017	8,192,876	$23,036	$150	28,449,432	$3	(2,642,148)	$(1,987)	$3,605	$(2,943)	$(1,322)	$(680)	$(2,002)
Issuance of redeemable noncontrolling interest	—	—	25	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	12,546	—	—	—	40	—	40	—	40
Stock-based compensation expense	—	—	—	—	—	—	—	600	—	600	—	600
Net loss attributable to noncontrolling interests - stockholders	—	—	—	—	—	—	—	—	—	—	(168)	(168)
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	5,797	5,797	—	5,797

Balances at December 30, 2018	8,192,876	$23,036	$175	28,461,978	$3	(2,642,148)	$(1,987)	$4,245	$2,854	$5,115	$(848)	$4,267
Issuance of common stock, net of issuance costs $903	—	—	—	2,815,012	—	—	—	14,097	—	14,097	—	14,097
Repurchase of common stock	—	—	—	—	—	(2,852,770)	(14,289)	—	—	(14,289)	—	(14,289)
Exercise of stock options	—	—	—	152,908	—	—	—	222	—	222	—	222
Stock-based compensation expense	—	—	—	—	—	—	—	1,029	—	1,029	—	1,029
Net income attributable to noncontrolling interests - stockholders	—	—	—	—	—	—	—	—	—	—	927	927
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	2,385	2,385	—	2,385

Balances at December 29, 2019	8,192,876	$23,036	$175	31,429,898	$3	(5,494,918)	$(16,276)	$19,593	$5,239	$8,559	$79	$8,638

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
Cash flows (used in) provided by operating activities:
Net (loss) income	$(2,145)	$5,629	$3,312
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	821	1,437	1,921
Amortization of debt issuance costs	40	71	9
Bad debt expense	23	—	304
Inventory provisions	503	200	189
Change in fair value of contingent consideration	118	92	70
Stock-based compensation	495	600	1,029
Deferred taxes	—	703	52
Changes in operating assets and liabilities:
Accounts receivable	(719)	(3,578)	(6,182)
Inventories	(216)	(1,042)	(9,270)
Income taxes receivable	—	—	(1,563)
Prepaid expenses and other current assets	(412)	(520)	(582)
Deposits and other assets	(124)	(63)	93
Accounts payable	(315)	4,946	3,192
Accrued and other liabilities	(2,559)	2,949	2,074

Net cash (used in) provided by operating activities	$(4,490)	$11,424	$(5,352)

Cash flows used in investing activities:
Purchases of property, plant and equipment	(11,704)	(1,940)	(4,799)
Proceeds from the sale of property, plant and equipment	9	29	7
Notes receivable provided to related parties	—	—	(4,031)
Repayment of notes receivable	—	—	3,200

Net cash used in investing activities	$(11,695)	$(1,911)	$(5,623)

Cash flows provided by (used in) financing activities:
Proceeds from the issuance of Series D redeemable preferred stock	11,105	—	—
Proceeds from issuance of redeemable noncontrolling interest	150	25	—
Proceeds from borrowings under revolving line of credit	8,700	—	1,325
Proceeds from borrowings under the equipment loan	—	—	587
Proceeds from issuance of common stock	—	—	15,000
Repayment of long-term debt	(4,890)	(671)	(671)
Repurchase of common stock	—	—	(14,289)
Payment of contingent consideration	(371)	(494)	(409)
Payment of debt issuance costs	(219)	—	—
Payment of issuance costs of redeemable convertible preferred stock	(85)	—	—
Payment of issuance costs of common stock	—	—	(903)
Principal payments under lease obligation	(132)	(409)	(428)
Proceeds from exercise of stock options	31	40	222

Net cash provided by (used in) financing activities	$14,289	$(1,509)	$434

Net (decrease) increase in cash and cash equivalents	$(1,896)	$8,004	$(10,541)
Cash and cash equivalents at beginning of the year	5,707	3,811	11,815

Cash and cash equivalents at end of the year	$3,811	$11,815	$1,274

Supplemental disclosure of cash flow information:
Cash paid for interest	$484	$356	$340
Cash paid for income taxes	$33	$20	$2,256

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued liabilities	$—	$199	$928
Property, plant and equipment purchased with lease obligations	$2,210	$—	$—
Deferred offering costs in accounts payable	$—	$—	$1,001

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1. Nature of the Business and Basis of Presentation

Vital Farms, Inc. (“Vital Farms”) was incorporated in Delaware on June 6, 2013 and is headquartered in Austin, Texas. Vital Farms packages, markets and distributes pasture-raised shell eggs, pasture-raised butter and other products. These products are sold under the trade names Vital Farms, Alfresco Farms, Lucky Ladies and RedHill Farms, primarily to retail foodservice channels in the United States.

Vital Farms Arkansas, LLC, Vital Farms Missouri, LLC, Backyard Eggs, LLC, Barn Door Farms, LLC and Sagebrush Foodservice, LLC are all wholly owned subsidiaries of Vital Farms (collectively referred to with Vital Farms as the “Company”). All significant intercompany transactions and balances have been eliminated in the Vital Farms consolidated financial statements.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Vital Farms, its subsidiaries and a variable interest entity (“VIE”) in which Vital Farms has an interest and is the primary beneficiary. See Note 3, “Variable Interest Entity.” The noncontrolling interest attributable to the Company’s VIE is presented as a separate component from stockholders’ equity in the consolidated balance sheets.

Change in Fiscal Year: In January 2018, the Company elected to change from a calendar year ending on December 31 to a 52-53-week fiscal year, ending on the last Sunday in December, effective beginning with the first quarter of 2018. In a 52-53-week fiscal year, each of the Company’s fiscal quarters consist of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. The Company’s first 53-week fiscal year will be fiscal 2023, which the Company expects to begin on December 26, 2022 and end on December 31, 2023.

Liquidity and Going Concern: In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Through December 29, 2019, the Company has funded its operations primarily with cash flows from product sales, proceeds from the sale of its capital stock and proceeds from borrowings under its existing Credit Facility (as defined in Note 10, “Long-Term Debt”). The Company recognized net (loss) income of $(2,145), $5,629 and $3,312 for the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively. In addition, the Company had retained earnings of $5,239 as of December 29, 2019. As of March 26, 2020, the issuance date of the consolidated financial statements, the Company expects that its cash and cash equivalents of $1,274 as of December 29, 2019, together with cash provided by operating activities, will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the consolidated financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates principally include revenue recognition, determination of useful lives for property and equipment, goodwill, contingent consideration, allowance for doubtful accounts,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

inventory obsolescence, valuation of common stock, stock option valuations, redeemable noncontrolling interest, accrual liabilities and income taxes. Actual results could differ from those estimates.

Unaudited Pro Forma Information: The unaudited pro forma balance sheet data as of December 29, 2019 assumes the automatic conversion of all outstanding shares of the Company’s Series B, Series C and Series D convertible preferred stock (collectively, “Preferred Stock”) into shares of the Company’s common stock immediately upon the closing of the Company’s planned initial public offering (“IPO”). The shares of the Company’s common stock expected to be issued, and the related net proceeds expected to be received, in connection with the planned IPO are excluded from such pro forma information.

The unaudited pro forma basic and diluted net income per share for the year ended December 29, 2019 assumes the automatic conversion of all outstanding shares of Preferred Stock into shares of the Company’s common stock immediately upon the closing of the Company’s planned IPO, as though the conversion had occurred as of the beginning of the period. The shares of the Company’s common stock expected to be issued, and the related net proceeds expected to be received, in connection with the planned IPO are excluded from such pro forma information.

Concentrations of Credit Risk and Significant Customers: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains deposits with large financial institutions that the Company believes are of high credit quality. At times the Company’s cash and cash equivalents balances with individual banking institutions are in excess of federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents balances.

As of December 30, 2018 and December 29, 2019, the Company had customers that individually represented 10% or more of the Company’s accounts receivable, net and customers that individually exceeded 10% or more of the Company’s net revenue for the years ended December 31, 2017, December 30, 2018 and December 29, 2019. The percentage of net revenue from these significant customers during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, and accounts receivable, net due from these significant customers as of December 30, 2018 and December 29, 2019, are as follows:

	Net Revenue Year Ended December 31, 2017	Net Revenue Year Ended December 30, 2018	Net Revenue Year Ended December 29, 2019	Accounts Receivable, Net As Of December 30, 2018	Accounts Receivable, Net As Of December 29, 2019
Customer A	36%	36%	35%	10%	25%
Customer B	15%	14%	14%	29%	21%
Customer C	*	10%	11%	*	*

*	Net revenue and/or accounts receivable was less than 10%.

The Company performs ongoing credit evaluations of its customers’ financial condition but does not require collateral to support customer receivables.

Cash and Cash Equivalents: The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in financial institutions in the United States. As of December 29, 2019, cash and cash equivalents consisted of cash on deposit with balances denominated in U.S. dollars and investments in money market funds.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Deferred Offering Costs: The Company capitalizes certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including the planned IPO, until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. There were no deferred offering costs capitalized as of December 30, 2018. As of December 29, 2019, the Company recorded deferred offering costs of $1,001 in the accompanying consolidated balance sheets.

Variable Interest Entity: The Company consolidates all entities where a controlling financial interest exists. The Company has considered its relationships with a certain entity to determine whether the Company has a variable interest in that entity, and if so, whether the Company is the primary beneficiary of the relationship. GAAP requires VIEs to be consolidated if an entity’s interest in the VIE is a controlling financial interest. Under the variable model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance and (ii) the obligations to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. The consolidation status of a VIE may change as a result of such reassessments. Changes in consolidation status are applied prospectively in accordance with GAAP.

Segment Information: The Company operates and manages its business as one reportable and operating segment. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of evaluating financial performance and allocating resources. All of the Company’s long-lived assets and customers are located in the United States.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are defined below:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts of the Company’s long-term debt approximate the fair value based on consideration of current borrowing rates available to the Company (Level 2 input). The carrying values of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

Accounts Receivable: Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. The Company establishes an allowance for doubtful accounts as losses are estimated to have occurred

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(Amounts in thousands, except share and per share amounts)

through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the receivable is no longer collectible. These losses have been immaterial to date. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on the credit risk of specific customers, past collection history, and management’s evaluation of accounts receivable. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company did not record an allowance for doubtful accounts at December 30, 2018. As of December 29, 2019, the Company recorded an allowance for doubtful accounts of $304 in the accompanying consolidated balance sheets.

Inventories: Inventories are stated at the lower of cost (determined under the first-in, first-out method) or net realizable value. Inventory includes eggs, butter, packaging, feed, laying hens, pullets, merchandise and equipment parts. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded in cost of goods sold with the offset to inventory. Any inventory that does not meet the quality control standards of the Company is separated and a reserve is recorded for the cost.

The cost associated with laying hens and pullets are accumulated up to the production stage which involves a growing period of approximately 24 weeks, and are amortized to cost of goods sold over their productive lives, which are generally 54 weeks.

Property, Plant and Equipment, Net: Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives. The general range of useful lives of other property, plant and equipment is as follows:

Estimated Useful Life
Land	N/A
Building and improvements	39 years
Vehicles	5 years
Machinery and equipment	2 to 7 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or 5 years

When assets are sold or retired, the cost and related accumulated depreciation or amortization of assets disposed of are removed from the accounts, with any resulting gain or loss recorded in income from operations in the consolidated statements of operations. Costs of repairs and maintenance are expensed as incurred.

Goodwill: Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually on the first day of the fourth fiscal quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company’s goodwill impairment test is performed at the enterprise level given the sole reporting unit.

The Company first assesses qualitative factors to determine whether events or circumstances existed that would lead the Company to conclude that it is more likely than not that the fair value of the reporting unit is below its carrying amount. If the Company determines that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the

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(Amounts in thousands, except share and per share amounts)

carrying amount exceeds the reporting unit’s fair value and a charge is reported as impairment of goodwill in the consolidated statements of operations.

To date, the Company has not recorded any impairment charges associated with its goodwill.

Impairment of Long-Lived Assets: The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects and the effects of obsolescence, demand, competition and other economic factors. The Company did not recognize an impairment loss during the years ended December 31, 2017, December 30, 2018 and December 29, 2019.

Contingent Consideration: In connection with the Company’s acquisition of certain assets of Heartland Eggs, LLC in 2014, the Company was required to make royalty payments to prior owners of certain assets of Heartland Eggs. The royalty payments are contingent on the Company’s future purchase of eggs from supplier contracts that were acquired in the certain assets of Heartland Eggs acquisition. The royalty payments are deemed to be contingent because the future egg purchases are not guaranteed, and the timing and amount of any such purchases are unknown. The fair value of the contingent consideration was determined at the acquisition date using unobservable inputs (Level 3 inputs). These inputs included projected financial information, market volatility, risk-adjusted discount rates and timing of contractual payments. Subsequent to the acquisition date, at each reporting date, the contingent consideration liability is remeasured to fair value with changes in fair value recorded within selling, general and administrative expenses in the Company’s consolidated statements of operations.

Noncontrolling Interest: The Company recognizes noncontrolling interest related to VIE’s, in which the Company is the primary beneficiary, as equity in the consolidated financial statements separate from the parent entity’s equity. The amount of net loss attributable to noncontrolling interests are included in consolidated net income on the face of the consolidated statements of operations. Changes in the parent entity’s ownership interest in a subsidiary that do not result in deconsolidation are treated as equity transactions if the parent entity retains its controlling financial interest. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. Affiliate equity interests where the Company has certain rights to demand settlement are presented at their current redemption values, as redeemable noncontrolling interest in the consolidated balance sheet. Because these transactions take place between entities under common control, any gains or losses attributable to these transactions are required to be included within additional paid-in-capital on the consolidated balance sheets.

Income Taxes: Income taxes are computed using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements. In estimating future tax consequences, the Company considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded, if necessary, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

The Company follows the provisions of the authoritative guidance from the Financial Accounting Standards Board (“FASB”) on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

that a company has taken or expects to take on a tax return. Under these provisions, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, the Company must accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 30, 2018 and December 29, 2019, the Company had no accrued interest or penalties related to uncertain tax positions.

Net (Loss) Income per Share Attributable to Vital Farms, Inc. Common Stockholders: The Company applies the two-class method to compute basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders when shares meet the definition of participating securities. The two-class method determines net (loss) income per share for each class of the Company’s common stock and Preferred Stock according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires (loss) income available to common stockholders of Vital Farms, Inc. for the period to be allocated between the Company’s common stock and Preferred Stock based upon their respective rights to share in the earnings as if all (loss) income for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the Preferred Stock does not have a contractual obligation to share in the Company’s losses.

Basic net (loss) income per share attributable to Vital Farms, Inc. stockholders is computed by dividing net (loss) income by the weighted-average number of shares outstanding during the period without consideration of potentially dilutive common stock. Diluted net (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue shares of the Company’s common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive. For periods in which the Company reports net losses, diluted net loss per common share attributable to Vital Farms, Inc. common stockholders is the same as basic net loss, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Revenue Recognition: The Company generates revenue primarily through sales of products, including pasture-raised eggs and butter, to its customers, which include natural channel retailers, mainstream channel retailers and foodservice partners. The Company sells its products to customers on a purchase-order basis.

Revenue for the years ended December 31, 2017 and December 30, 2018 is presented under Topic 605.

The Company recognizes revenue under ASC Topic 605, Revenue Recognition (Topic 605), when all the following criteria are met: (i) upon the transfer of title of the product, ownership and risk of loss to the customer, which typically occurs upon delivery and acceptance of the product by customers; (ii) collection of the relevant receivable is reasonably assured; (iii) persuasive evidence of an arrangement exists; and (iv) the sales price is fixed or determinable. The Company periodically offers sales incentives to its customers to encourage purchases. These sales incentives include discounts, in-store promotions, volume rebates and other similar offers. Provision for sales incentives is recorded at the later of the date at which the related revenue is recognized or the sales incentive is offered. At the end of each accounting period, the Company recognizes a liability for an estimated promotional allowance reserve. Chargebacks and discount offers, when accepted by customers, are treated as a

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(Amounts in thousands, except share and per share amounts)

reduction of the sales price of the related transaction. Current discount and inducement offers are presented as a net amount in net revenue. For the years ended December 31, 2017 and December 30, 2018, the Company recorded chargebacks of $1,288 and $1,388 and discounts of $8,445 and $14,384, respectively.

Adoption of ASC 606

In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which was subsequently updated. The Company adopted the standard as of December 31, 2018, using the modified retrospective method. Under this method, entities recognize the cumulative effect of applying the new standard at the date of initial application with no restatement of comparative periods presented. The Company’s assessment efforts included an evaluation of revenue contracts with customers, related sales incentives and contract costs that were not complete as of December 31, 2018. Adoption of Topic 606 did not have a material impact on the Company’s results of operations or financial position; therefore, there was no adjustment to previously reported results. The Company does not expect the adoption of Topic 606 will have a material impact in future periods.

Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps:

(i)	Identify the contract(s) with a customer.

The Company considers the terms and conditions of the Company’s contracts and the Company’s standard business practices to identify contracts under Topic 606. The Company considers that it has a contract with a customer when the contract is approved, the Company can identify each party’s rights regarding the products to be transferred, the Company can identify the payment terms for the products to be transferred, the Company has determined that the customer has the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors, including the customer’s credit worthiness, historical payment experience or, in the case of a new customer, credit and financial information pertaining to the new customer.

(ii)	Identify the performance obligations in the contract.

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are capable of being distinct, whereby the customer can benefit from the product or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised products or services, the Company applies judgment to determine whether promised products or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. Shipping and distribution activities occur prior to the transfer of control of a good and are considered activities to fulfill the Company’s promise to deliver goods to the customers. Shipping and distribution activities are not a promised service, and therefore, are not a separate performance obligation.

(iii)	Determine the transaction price.

The Company defines the transaction price as the amount of consideration in a contract to which it expects to be entitled in exchange for transferring promised goods or services to a customer; amounts collected on behalf of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

third parties are excluded. Variable consideration is included in the transaction price, if, in the Company’s judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur. The Company determines the amount of variable consideration by using the expected value method or the most likely amount method. In addition, the Company accounts for consideration payable to customers such as sales incentives and slotting fees as a reduction in the transaction price. For the year ended December 29, 2019, the Company recorded chargebacks of $1,874 and discounts of $16,573, respectively.

(iv)	Allocate the transaction price to the performance obligations in the contract.

The Company has no significant arrangements with multiple performance obligations. For contracts that contain a single performance obligation, the Company allocates the entire transaction price to the single performance obligation.

(v)	Recognize revenue as the entity satisfies a performance obligation.

Revenue is recognized when control of the product is transferred to the customer and the related performance obligation is satisfied, which typically occurs upon delivery of the product to the customer, for an amount that reflects the net consideration the Company expects to receive in exchange for delivering the product.

Contract Costs

The Company sometimes incurs costs to obtain or fulfill a contract with a customer. The Company has applied the practical expedient in ASC 340-40-25-4 and records as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of these costs is less than one year. For the year ending December 29, 2019, all contract costs assessed upon the adoption of Topic 606 had an amortization period of less than one year.

Treasury Stock: The Company records treasury stock activities under the cost method whereby the cost of the acquired stock is recorded as treasury stock. The Company’s accounting policy upon the formal retirement of treasury stock is to deduct the par value from the Company’s common stock and to reflect any excess of cost over par value as a reduction to additional paid-in capital (to the extent created by previous issuances of the shares).

Shipping and Distribution: The Company’s shipping and distribution costs include costs incurred with third-party carriers to transport products to customers and salaries and overhead costs related to activities to prepare the Company’s products for shipment. Shipping and distribution costs were $5,724, $8,615 and $10,001 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

Stock-Based Compensation: The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of the Company’s common stock, expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield.

Effective December 31, 2018, the Company adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands

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the scope of Topic 718 to include share-based payment awards to nonemployees. As a result, stock-based awards granted to consultants and non-employees are accounted for in the same manner as awards granted to employees and directors as described above. The impact of adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

Prior to the adoption of ASU 2018-07, the Company recognized compensation expense for stock-based awards granted to consultants and non-employees over the shorter of the vesting period or the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is re-measured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Stock Option Valuation: The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company did not pay cash dividends in any of the periods presented and does not expect to pay any cash dividends in the foreseeable future.

Advertising and Promotion Expenses: Advertising and promotion expenses consist primarily of costs incurred promoting and marketing the Company’s products. The Company expenses all advertising and promotion costs as incurred. During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company incurred advertising and promotion expenses of approximately $1,663, $4,613 and $10,320, respectively.

Recent Accounting Pronouncements: From time to time, new accounting pronouncements are issued by the FASB under its Accounting Standards Codification or other standard setting bodies. The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) it affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements: In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based

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(Amounts in thousands, except share and per share amounts)

payments to nonemployees by aligning it with the accounting for share-based payments to employees and directors, with certain exceptions. The new standard is effective for non-public companies for annual reporting periods beginning after December 15, 2019 with early adoption permitted. The Company adopted this standard on December 31, 2018. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. For non-public companies, the guidance in the ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted this standard on December 31, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) which amended the existing FASB Accounting Standards Codification. ASU 2014-09 supersedes the revenue recognition requirements in Revenue Recognition (“Topic 605”) and establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. Additionally, the standard requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard also requires the capitalization of costs to acquire a contract. The Company utilized the modified retrospective method of adoption, applying the standards to only 2019, and not restating prior periods presented in the consolidated financial statements. The Company’s assessment efforts included an evaluation of revenue contracts with customers, costs to acquire contracts and related sales incentives that were not complete as of December 31, 2018. Adoption of ASU 2014-09 did not have a material impact on the Company’s results of operations or financial position.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other, that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in the current two-step impairment test under ASC 350. Under current guidance, if the fair value of a reporting unit is lower than its carrying amount (Step 1), an entity calculates any impairment charge by comparing the implied fair value of goodwill with its carrying amount (Step 2). The implied fair value of goodwill is calculated by deducting the current fair value of all assets and liabilities of the reporting unit from the reporting unit’s fair value as determined in Step 1. Under ASU 2017-04, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The guidance is effective for fiscal years beginning after December 15, 2020, and early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The guidance must be applied prospectively. The Company adopted this standard on January 1, 2018 and the adoption of this standard did not have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. The Company adopted this standard on January 1, 2018 and elected to prospectively account for forfeitures as they occur. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted: In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements. The standard is effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of operations. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company expects to adopt the guidance retrospectively at the beginning of the period of adoption, fiscal year 2021, through a cumulative-effect adjustment, and will not apply the new standard to comparative periods presented. The new standard provides a number of practical expedients. Upon adoption, the Company expects to elect all of the practical expedients available. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements. It is anticipated that the primary impact of the adoption will be the recording of a right-of-use asset and lease liability of similar amount on the Company’s consolidated balance sheets.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. For non-public companies, the guidance in ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 and interim periods within fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

3. Variable Interest Entity

In May 2016, the Company entered into a master joint development and production distribution agreement (the “JDPD Agreement”) with Novatrans Group SA (“Novatrans”) for the development of certain technology related to determining certain properties of an egg, including fertility (the “TeraEgg Technology”). In May 2016, pursuant to the JDPD Agreement, the Company paid $446 to Novatrans for research and development activities in connection with the TeraEgg Technology.

In December 2016, pursuant to the JDPD Agreement, the Company entered into an assignment agreement with Ovabrite, Inc. (“Ovabrite”), whereby the Company granted and assigned to Ovabrite all rights and obligations of the Company under the JDPD Agreement. Ovabrite was incorporated in the state of Delaware in November 2016. The

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

founding stockholders of Ovabrite are also stockholders of the Company, with the majority stockholder of Ovabrite’s equity at the time of formation serving as the Company’s executive chairman and member of the Company’s board of directors. Ovabrite is a related party because its principal owners are stockholders of the Company and Ovabrite is deemed to be a VIE.

In December 2016, in consideration for the assignment and grant of rights under the JDPD Agreement, Ovabrite issued an unsecured promissory note in a principal amount of $446 (the “First Note”) to the Company, which represented the total cash paid by the Company to Novatrans under the JDPD Agreement. Interest on the First Note accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the First Note, including any accrued but unpaid interest, until the First Note matured on December 23, 2021.

In December 2016, the Company extended an unsecured line of credit to Ovabrite to be used for working capital under which Ovabrite’s maximum borrowing capacity was $50 (the “Ovabrite Line of Credit”). Interest on the Ovabrite Line of Credit accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the Ovabrite Line of Credit including any accrued but unpaid interest, until the Ovabrite Line of Credit matured on December 23, 2021.

In December 2016, the Company entered into a services agreement with Ovabrite under which the Company provides certain administrative services to Ovabrite in exchange for a monthly management fee.

In November 2017, Ovabrite modified the First Note and the Ovabrite Line of Credit and issued a 1.45% unsecured convertible promissory note to the Company in a principal amount of $496 plus previously accrued and unpaid interest of $6 (the “Ovabrite Convertible Note”). In the event of a qualified sale of Ovabrite equity securities to one or more investors resulting in gross proceeds to Ovabrite of at least $1,000, all principal and accrued and unpaid interest on the Ovabrite Convertible Note was automatically convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in the financing. In the event of a non-qualified sale of Ovabrite equity securities (a “Nonqualified Financing”), all principal and accrued and unpaid interest on the Ovabrite Convertible Note was contingently convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in such financing.

In November 2017, Ovabrite issued 1,065,038 shares of convertible preferred stock (the “Series 2017 Preferred Stock”) at $0.14 per share for gross proceeds of $150, which constituted a Nonqualified Financing; issuance costs associated with the financing were de minimis. In March 2018, in connection with the Series 2017 Preferred Stock purchase agreement, Ovabrite issued an additional 177,506 shares of Series 2017 Preferred Stock at $0.14 per shares for gross proceeds of $25 to its stockholders; issuance costs associated with the financing were de minimis. In April 2018, as a result of the Nonqualified Financing event that occurred in November 2017, the Company elected to exercise its option to convert the outstanding principal balance of the Ovabrite Convertible Note into 4,459,490 shares of Series 2017 Preferred Stock at a conversion price of $0.112672 per share.

The Company is the primary beneficiary of the VIE as the Company has (i) the power to direct the activities of Ovabrite that most significantly impact Ovabrite’s economic performance and (ii) the obligation to absorb losses that could potentially be significant to Ovabrite, or the right to receive benefits from Ovabrite that could potentially be significant to Ovabrite. Therefore, the assets, liabilities, and results of operations of Ovabrite are included in the consolidated financial statements.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The table below presents the assets and liabilities (including intercompany balances that were eliminated in consolidation) of Ovabrite as of December 30, 2018 and December 29, 2019:

	December 30, 2018	December 29, 2019
Assets
Current assets:
Cash and cash equivalents	$2	$716
Accounts receivable	—	255

Total assets	$2	$971

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$8
Accrued liabilities	76	206

Total current liabilities	76	214

Note payable to related party	121	—

Total liabilities	197	214

Redeemable convertible preferred stock	677	677
Stockholders’ equity:
Common stock	1	1
Stockholders’ (deficit) equity	(873)	79

Total stockholders’ (deficit) equity	$(872)	$80

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$2	$971

The table below presents the results of operations (including intercompany balances that are eliminated in consolidation) for Ovabrite for the years ended December 31, 2017, December 30, 2018 and December 29, 2019:

	Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
Operating expenses:
Selling, general and administrative	$218	$190	$153

Total operating expenses	218	190	153

Loss from operations	(218)	(190)	(153)

Other (expense) income, net:
Interest expense	(7)	(2)	—
Other income	—	—	1,200

Total other (expense) income, net	(7)	(2)	1,200

Net (loss) income before income taxes	(225)	(192)	1,047
Provision for income taxes	—	—	120

Net (loss) income	$(225)	$(192)	$927

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Redeemable Noncontrolling Interests: In connection with the consolidation of Ovabrite, the Company recognized the issuance of Series 2017 Preferred Stock in November 2017 and April 2018 as redeemable noncontrolling interests. The Series 2017 Preferred Stock is considered redeemable noncontrolling interests and are classified in mezzanine equity on the consolidated balance sheet as the shares are redeemable upon an event that is not solely within the control of Ovabrite. A liquidation, dissolution or winding up of Ovabrite would constitute a redemption event, which may be outside of Ovabrite’s control. The redeemable noncontrolling interests were measured at fair value upon issuance. Subsequent measurement depends on either (i) the redeemable noncontrolling interests becoming redeemable at fair value or (ii) when the Series 2017 Preferred Stock becomes, or is probable of becoming, redeemable. The noncontrolling interest has not been remeasured to fair value since issuance because it is currently not probable that the Series 2017 Preferred Stock will become redeemable based on the likelihood of occurrence of certain events that would prevent it from becoming redeemable. If the Company determines that redemption of the Series 2017 Preferred Stock is probable, the noncontrolling interest will be remeasured to fair value, with changes in the carrying value recognized within additional paid-in-capital.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Ovabrite or deemed liquidation event, the holders of the shares of outstanding Series 2017 Preferred Stock shall be entitled to an amount equal to the greater of (a) the Series 2017 Original Issue price, plus any dividends declared but unpaid or (b) such amount per share as would have been payable had all shares been converted into Ovabrite common stock immediately prior to such liquidation, dissolution or winding up or deemed liquidation event.

The following table presents a rollforward of the redeemable noncontrolling interests:

Redeemable Noncontrolling Interest
Balance as of December 31, 2017	$150
Issuance of noncontrolling interest	25

Balance as of December 30, 2018	$175

Issuance of noncontrolling interest	—

Balance as of December 29, 2019	$175

4. Fair Value

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements as of December 30, 2018 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration, current	$—	$—	$390	$390
Contingent consideration, net of current portion	—	—	601	601

Total	$—	$—	$991	$991

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

	Fair Value Measurements as of December 29, 2019 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration, current	$—	$—	$270	$270
Contingent consideration, net of current portion	—	—	382	382

Total	$—	$—	$652	$652

During the year ended December 30, 2018 and December 29, 2019, there were no transfers between Level 1, Level 2 or Level 3.

The contingent consideration in the table above relates to royalty payments in connection with the acquisition of certain assets of Heartland Eggs. The fair value of the contingent consideration was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. See Note 2, “Summary of Significant Accounting Policies.”

The Company used a discounted cash flow valuation technique which incorporates estimates and assumptions to value the contingent consideration. Key estimates and assumptions impacting the fair value measurement include: (i) projected financial information, (ii) market volatility, (iii) risk-adjusted discount rates and (iv) timing of contractual payments.

The following table presents the unobservable inputs incorporated into the valuation of contingent consideration:

Unobservable Input	December 30, 2018	December 29, 2019
Dozens of eggs supplied	16,151,149	10,367,830
Royalty rate per dozen eggs	$0.07	$0.07
Estimated royalty income	$1,131	$726
Discount interval (years)	5.0	4.0

The following table provides a rollforward of the aggregate fair value of the Company’s contingent consideration, for which fair value is determined using Level 3 inputs:

Balance as of December 31, 2017	$1,393
Payment of contingent consideration	(494)
Change in fair value	92

Balance as of December 30, 2018	$991

Payment of contingent consideration	(409)
Change in fair value	70

Balance as of December 29, 2019	$652

5. Revenue Recognition

The reported results for the years ending December 31, 2017 and December 30, 2018 reflects the application under the guidance of Topic 605, while the year ended December 29, 2019 reflect the application of Topic 606 guidance.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following table summarizes the Company’s net revenue by primary product:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Net Revenue:
Eggs	$69,629	$98,967	$128,579
Butter	4,371	7,746	12,154

Net Revenue	$74,000	$106,713	$140,733

Net revenue is primarily generated from the sale of eggs and butter. Historically, the Company’s product offering was comprised of pasture-raised shell eggs and pasture-raised butter. In 2018, the Company added pasture-raised hard boiled eggs to its product offering, and in 2019, the Company launched both clarified butter (“ghee”) and liquid whole eggs.

For the years ended December 31, 2017, December 30, 2018 and December 29, 2019, net revenue generated from eggs included net revenue from pasture-raised shell eggs of $69,629, $98,269 and $126,185, respectively, net revenue generated from liquid whole eggs of $0, $0 and $239, respectively, and net revenue generated from hard boiled eggs of $0, $698 and $2,155, respectively.

For the years ended December 31, 2017, December 30, 2018 and December 29, 2019, net revenue generated from butter included revenue from pasture-raised butter of $4,371, $7,746 and $11,508, respectively, and net revenue generated from ghee was $0, $0 and $646, respectively.

6. Accounts Receivable, Net

Accounts receivable, net was $10,236 and $16,108 at December 30, 2018 and December 29, 2019, respectively. As of December 30, 2018 and December 29, 2019, the company recorded an allowance for doubtful accounts of $0 and $304, respectively.

Changes in the allowance for doubtful accounts were as follows:

	Balance as of December 31, 2017	Provisions Charged to Operating Results	Account Write-off	Balance as of December 30, 2018
Allowance for doubtful accounts	$(23)	$—	$23	$—

	Balance as of December 30, 2018	Provisions Charged to Operating Results	Account Write-off and Recoveries	Balance as of December 29, 2019
Allowance for doubtful accounts	$—	$(304)	$—	$(304)

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

7. Inventories

As of December 30, 2018 and December 29, 2019, inventories consisted of the following:

	December 30, 2018	December 29, 2019
Eggs and inventory in transit	$2,407	$9,000
Butter	323	646
Packaging	636	1,949
Ghee	—	792
Other	699	749
Less: excess and obsolete inventory reserve	(199)	(189)

	$3,866	$12,947

Changes in the excess and obsolete inventory reserve, were as follows:

	Balance at Beginning of Year	Provisions Charged to Operating Results	Account Write-off	Balance at End of Year
Excess and obsolete inventory reserve
As of December 30, 2018	$(262)	$(200)	$263	$(199)
As of December 29, 2019	$(199)	$(189)	$199	$(189)

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, laying-hen costs amortized to cost of goods sold were approximately $412, $676 and $484, respectively. On a periodic basis, the Company compares the amount of inventory on hand with its latest forecasted requirement to determine whether write-offs for excess or obsolete inventory reserves are required.

In November 2019, the Company amended certain of its long-term supply contracts associated with its egg producing farms to reduce projected inventory levels in future periods. The need to reduce inventory levels was due to changes in the Company’s projected product demand outlook. The Company does not anticipate incurring additional losses of this nature in connection with its long-term supply contracts; however, if the Company’s projected inventory levels exceed the Company’s projected product demand outlook, the Company may be required to further amend its long-term supply contracts to align with the Company’s projections. Pursuant to the terms of the amendments, the Company made commitments to reimburse certain of the farms for lost income in connection with removing birds from current flocks ahead of schedule and agreed to pay to the impacted farms the equivalent of the profit they could have reasonably earned on the output of the impacted flock. The Company measured the losses on the amended long-term supply contracts in the same manner as inventory losses, and accrued approximately $1,649 in expected payments to suppliers under these arrangements, which is charged to cost of sales for the year ended December 29, 2019 and included in accrued liabilities as of December 29, 2019 in the accompanying consolidated balance sheets.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

8. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 30, 2018	December 29, 2019
Land	$525	$525
Buildings and improvements	14,175	14,241
Vehicles	480	454
Machinery and equipment	5,112	6,297
Leasehold improvements	7	483
Furniture and fixtures	122	422
Construction in progress	575	3,396

	20,996	25,818
Less: Accumulated depreciation and amortization	(2,336)	(3,360)

Property, Plant and Equipment, net	$18,660	$22,458

Depreciation and amortization of property, plant and equipment totaled $821, $1,437 and $1,921 for the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

9. Goodwill

The Company’s goodwill was generated from the business acquisition of Redhill Farms LLC in 2013 and the acquisition of certain assets of Heartland Eggs in 2014. There were no changes to the goodwill carrying value during the years ended December 31, 2017, December 30, 2018 and December 29, 2019.

10. Accrued Liabilities

Accrued liabilities consisted of the following:

	December 30, 2018	December 29, 2019
Accrued promotions	$2,124	$1,887
Accrued grower payments	—	1,649
Accrued employee related costs	2,172	1,132
Accrued offering costs	—	385
Accrued distribution fees	406	624
Accrued accounting and legal fees	214	86
Accrued commissions	—	212
Accrued freight	150	—
Accrued expired product chargebacks	145	151
Accrued marketing	126	675
Other	508	843
Property, plant and equipment	—	964

Accrued Liabilities	$5,845	$8,608

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

11. Long-Term Debt

Line of credit: In October 2015, the Company entered into a credit agreement (the “Line of Credit”) with a financial institution that provided for maximum borrowings in one or more advances up to an amount equal to $4,000,000 subject to certain borrowing requirements as defined in the agreement. Borrowings under the Line of Credit accrued interest at one-month LIBOR plus 1.9% and had a maturity date of September 30, 2017. As of December 31, 2017, there were no outstanding borrowings under the Line of Credit agreement.

Subordinated debt: In March 2017, the Company issued Senior Subordinated Promissory Notes (the “Subordinated Debt”) to certain stockholders totaling $4,000. Borrowings under the Subordinated Debt bore interest at a rate per annum equal to the lesser of the applicable rate of 14% or the maximum rate, defined as the maximum non-usurious interest rate permitted under applicable law, and had an original maturity date of December 31, 2018 (“Maturity Date”). As of October 4, 2017, the date of repayment of all borrowings under the Subordinated Debt agreements, the effective interest rate applicable to borrowings under Subordinated Debt agreements was 14%. The Subordinated Debt agreement required interest only payments semi-annually, on September 1 and March 1 of each calendar year, beginning on March 1, 2018 through the Maturity Date when all unpaid principal and interest became due and payable. In October 2017, a portion of the proceeds from the credit facility agreement with PNC Bank, National Association (the “Credit Facility”) was used to repay the outstanding balance of $4,000 under the Subordinated Debt agreement as further discussed below. The Company accounted for the repayment of the outstanding balance under the Subordinated Debt as an extinguishment of the Subordinated Debt which did not result in an impact to the Company’s consolidated statements of operations as there was no unamortized debt discount at the time of extinguishment.

Credit facility: On October 4, 2017, the Company entered into the Credit Facility agreement that provided for an initial term loan of $4,700 and a revolving line of credit of up to $10,000. The Credit Facility also originally provided for a $1,500 equipment note for the purpose of funding permitted capital expenditures, subject to certain restrictions.

On April 13, 2018 and April 25, 2018, the Company entered into amended loan agreements in connection with the Credit Facility (the “First Amendment Loan” and “Second Amendment Loan,” respectively). The First Amendment Loan was entered to decrease the maximum borrowings under the equipment note from $1,500 to $750 and to waive existing events of default. The Second Amendment Loan was entered to modify various definitions and terms that were not significant.

On February 7, 2019, the Company entered into the Third Amendment to the Credit facility (“Third Amendment Loan”). The Third Amendment Loan agreement was entered into to waive existing events of default under the Credit Facility.

Borrowings under the term loan are repayable in monthly installments of principal and interest, followed by a balloon payment of all unpaid principal and accrued and unpaid interest due on October 4, 2022. Interest on borrowings under the term loan accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 2.75% or (ii) 1.75% plus the sum of the Federal Funds Open Rate plus 50 basis points and the Daily LIBOR Rate plus 100 basis points. As of December 31, 2017, December 30, 2018 and December 29, 2019, the interest rate applicable to borrowings under the term loan was 4.15%, 6.33% and 4.64%, respectively.

Under the revolving line of credit, the maximum borrowing capacity is $10,000. Interest on borrowings under the revolving line of credit, as well as loan advances thereunder, accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 2.0% or (ii) 1.0% plus the alternate base rate. There were no outstanding borrowings under the revolving line of credit as of December 30, 2018. As of December 29, 2019, the interest rate applicable to borrowings under the revolving line of credit was 5.75%.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Under the equipment loan, the maximum borrowing capacity is $750, subject to certain restrictions. Any borrowings under the equipment loan from October 4, 2018 through October 4, 2019 will be due and payable beginning the following month with 36 monthly installments of principal and interest due through October 4, 2022, and all accrued and unpaid interest due October 4, 2022. Interest on borrowings under the equipment loan accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 2.75% or (ii) 1.75% plus the alternate base rate. There were no outstanding borrowings under the equipment loan as of December 30, 2018. As of December 29, 2019, the interest rate applicable to borrowings under the equipment loan was 4.44%.

The Credit Facility is secured by all of the Company’s assets and requires the Company to maintain three financial covenants: a fixed charge coverage ratio, a leverage ratio and a minimum EBITDA. The Credit Facility also contains various covenants relating to limitations on indebtedness, investments and acquisitions, mergers, consolidations, the sale of properties and liens and capital expenditures. In addition, the Credit Facility imposes limitations on the Company’s ability to pay dividends or distributions on any equity interest, declare any stock splits or reclassifications of its stock, or apply any of its funds, property or assets to purchase, redeem or retire any of its equity interests or to purchase, redeem or retire any of its options to purchase any of its equity interests. As a result of the limitations contained in the Credit Facility, all of the net assets on the Company’s consolidated balance sheet as of December 29, 2019 are restricted in use. The Company’s wholly owned subsidiaries are non-operating and do not hold any assets or liabilities; therefore, these subsidiaries have no restricted net assets within the meaning of Rule 4-08(e)(3) or Rule 12-04 of Regulation S-X. The Credit Facility also contains other customary covenants, representations and events of default. As of December 29, 2019, the Company was in compliance with all covenants under the Credit Facility.

The Company incurred debt issuance costs of $219 during the year ended December 31, 2017 relating to the Credit Facility. These costs were capitalized as loan origination fees and recorded as debt issuance costs. The debt issuance costs are reflected as a reduction of the carrying value of long-term debt on the Company’s consolidated balance sheets and is being amortized to interest expense over the term of the Credit Facility using the effective interest method. The Company recognized interest expense of $524, $424 and $349 including amortization of debt issuance costs of $40, $71 and $9 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

As of December 30, 2018 and December 29, 2019, Long-term debt, net of current portion, consisted of the following:

	December 30, 2018	December 29, 2019
Term loan under credit facility agreement	$3,916	$3,245
Revolving line of credit	—	1,325
Equipment loan	—	554
Less: current maturities of long-term debt	(671)	(2,160)
Less: unamortized debt issuance costs	(109)	(68)

Long-term debt, net of current portion	$3,136	$2,896

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company made principal payments in connection with the Credit Facility of $112, $671 and $671, respectively.

Future principal payments for long-term debt as of December 29, 2019 are as follows:

For Fiscal Period
2020	$2,160
2021	867
2022	2,097

Total	$5,124

12. Lease Obligation

The following is a summary of leased property under capital leases included in property, plant and equipment in the consolidated balance sheets:

	December 30, 2018	December 29, 2019
Equipment	$2,211	$2,211
Less: accumulated depreciation	(390)	(706)

Equipment, net	$1,821	$1,505

Future minimum lease payments under these capital leases as of December 29, 2019 are as follows:

2020	498
2021	498
2022	334

Total minimum payments	1,330
Less amount representing interest at 5%	84

Present value of minimum lease payments	1,246
Less: Lease obligation, current	449

Lease obligation, net of current portion	797

13. Redeemable Convertible Preferred Stock

As of December 30, 2018 and December 29, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 8,192,876 shares of Preferred Stock, par value $0.0001 per share.

In April 2017, the Company issued and sold 3,000,392 shares of Series D Preferred Stock at a price of $3.7013 per share for gross proceeds of $11,105, excluding issuance costs of $85.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

As of each balance sheet date, Preferred Stock consisted of the following:

	December 30, 2018
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series B preferred stock	2,728,018	2,728,018	$4,377	$9,005	2,728,018
Series C preferred stock	2,464,466	2,464,466	7,639	12,002	2,464,466
Series D preferred stock	3,000,392	3,000,392	11,020	19,429	3,000,392

Total Preferred Stock	8,192,876	8,192,876	$23,036	$40,436	8,192,876

	December 29, 2019
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series B preferred stock	2,728,018	2,728,018	$4,377	$9,005	2,728,018
Series C preferred stock	2,464,466	2,464,466	7,639	12,002	2,464,466
Series D preferred stock	3,000,392	3,000,392	11,020	19,429	3,000,392

Total Preferred Stock	8,192,876	8,192,876	$23,036	$40,436	8,192,876

The holders of the Preferred Stock have the following rights and preferences:

Voting: The holders of the Preferred Stock are entitled to the number of votes equal to the number of whole shares of the Company’s common stock into which the shares of Preferred Stock held by such holder are convertible on such date. The holders of Preferred Stock shall vote together with the holders of the Company’s common stock, as a single class, on all matters submitted to a vote of stockholders.

Liquidation: Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series D Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series C Preferred Stock or the Company’s common stock by reason of their ownership thereof, an amount equal to the greater of (a) $6.48 per Share of Series D Preferred Stock, plus any dividends declared but unpaid thereon, and (b) such amount per share as would have been payable had all shares of Series D Preferred Stock been converted into common stock immediately prior to a liquidation, dissolution or deemed liquidation event; provided that, if upon any liquidation event the amount payable with respect to any Series D Preferred Stock are not paid in full, the holders thereof shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series B Preferred Stock and Series C Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of the Company’s common stock, an amount equal to the greater of (i) $3.30 per share of Series B Preferred Stock, plus any declared but unpaid dividends, or $4.87 per share of Series C Preferred Stock or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock and Series C Preferred Stock been converted into shares of the Company’s common stock immediately prior to such liquidation, dissolution or deemed liquidation event; provided that, if upon any liquidation event the amounts payable with respect to any series of Series B Preferred Stock and Series C Preferred Stock, are not paid in full, the holders there of shall share ratably in all the assets

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

available for payment in proportion to the full respective liquidation preference amount to which they are entitled. Upon completion of the distributions required above, the remaining assets of the Company available for distribution to its stockholders shall be distributed ratably to the holders of the Company’s common stock.

Conversion: Each share of Preferred Stock is convertible into shares of the Company’s common stock on a one-for-one basis, subject to appropriate adjustment in the event of any stock dividend, stock split or similar recapitalization, at the option of the stockholder and subject to adjustments in accordance with anti-dilution provisions. In addition, such shares will be converted automatically into shares of the Company’s common stock at the then applicable conversion ratio upon the earlier of (i) a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a “Qualified IPO”), or (ii) the occurrence of an event specified by vote or written consent of the holders of at least 66.66% of the then outstanding shares of Preferred Stock.

Dividends: Dividends are payable if and when declared by the Company’s board of directors.

Redemption: The holders of the Company’s Preferred Stock have no voluntary rights to redeem shares. A liquidation, dissolution or winding up of the Company would constitute a redemption event, which may be outside of the Company’s control.

Ovabrite’s Series 2017 Preferred Stock: As of December 30, 2018 and December 29, 2019, Ovabrite had issued 5,702,034 shares of Series 2017 Preferred Stock. The Company holds approximately 80% of these shares, which have been eliminated in consolidation. The remaining shares of Series 2017 Preferred Stock outstanding are presented as redeemable noncontrolling interest on the Company’s consolidated balance sheets. See Note 3, “Variable Interest Entity.”

14. Common Stock and Common Stock Warrants

Common Stock: As of December 29, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 40,348,565 shares of common stock, par value $0.0001 per share.

In March and April 2019, the Company issued and sold an aggregate of 2,815,012 shares of common stock at a purchase price of $5.3286 per share, for proceeds of $14,097, net of issuance costs of $903.

In March and April 2019, the Company executed a tender offer to repurchase 2,852,770 shares of its common stock and the vested equity of certain directors, employees and officers for a net purchase price of $5.0087 per share for net proceeds of $14,289.

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. Each share of the Company’s common stock is entitled to one vote on all matters submitted to a vote of the Company’s stockholders. Holders of the Company’s common stock are entitled to receive dividends as may be declared by the Company’s board of directors, if any, subject to the preferential dividend rights of Preferred Stock. No cash dividends had been declared or paid during the periods presented.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

As of each balance sheet date, the Company had reserved shares of common stock for issuance in connection with the following:

	December 30, 2018	December 29, 2019
Conversion of outstanding shares of redeemable convertible preferred stock	8,192,876	8,192,876
Warrants to purchase common stock	196,800	196,800
Options to purchase common stock	3,259,079	5,413,064
Shares available for grant under the 2013 Incentive Plan	64,954	240,079

Total	11,713,709	14,042,819

Common Stock Warrants: In June 2015, the Company issued a warrant to the guarantor of a line of credit agreement that was entered into in 2015 and matured and was repaid in full in 2017. The guarantor was also the Company’s Chief Executive Officer. The warrant provided for the purchase of a total of 196,800 shares of the Company’s common stock at an exercise price of $1.43 per share. As of December 29, 2019, the warrant has not yet been exercised. The warrant expires upon the earlier of June 12, 2020 or the completion of this offering. At the time of issuance, the Company classified the warrant as equity in its consolidated balance sheets.

15. Stock-Based Compensation

The Option Plan: The Vital Farms Inc. 2013 Incentive Plan (the “Option Plan”) provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to its employees, directors, officers, outside advisors and non-employee consultants outside advisors and non-employee consultants.

As of December 29, 2019, the Company has reserved 5,653,143 shares of its common stock for issuance to its employees, directors, outside advisors and non-employee consultants pursuant to the Option Plan. Unless otherwise provided, at the time of grant, the options issued pursuant to the Option Plan expire 10 years from the date of grant and generally vest over five years, with 20% vesting on the first anniversary and the balance vesting ratably over 48 months. At December 30, 2018 and December 29, 2019, 64,954 and 240,079 shares, respectively, were available for future grants of the Company’s common stock.

The Option Plan is administered by the Company’s board of directors or, at the discretion of the Company’s board of directors, by a committee thereof. The exercise prices, vesting and other restrictions are determined at the discretion of the Company’s board of directors, or its committee if so delegated. The Company’s board of directors values the Company’s common stock, taking into consideration the most recently available valuation thereof performed by third parties, as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company granted to its employees and directors options to purchase an aggregate of 167,280, 886,655 and 2,519,709 shares of its common stock, respectively. The Company recorded stock-based compensation expense for options granted to employees and directors of $320, $424 and $902 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company did not grant any options to purchase shares to its non-employee consultants. The Company recorded stock-based compensation expense for options granted to non-employees of $175, $176 and $127 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

Stock Option Valuation: The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to the Company’s employees and directors:

	Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
Expected term in years	6.5	6.5	6.5
Expected stock price volatility	37%	24%	40%
Risk-free interest rate	2.09%	2.76%	1.58%
Expected dividend yield	0.00%	0.00%	0.00%

Stock Options: The following table summarizes the Company’s stock option activity since December 30, 2018:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 30, 2018	3,259,079	$2.24	6.4	$4,683
Granted	2,519,709	$5.49	9.6	$22,522
Exercised	(152,908)	$1.45
Cancelled	(212,816)	$3.43

Outstanding as of December 29, 2019	5,413,064	$3.73	7.3	$60,059

Options exercisable as of December 29, 2019	2,346,733	$1.96	4.8	$30,189
Options vested and expected to vest as of December 29, 2019	5,413,064	$3.73	7.3	$60,059

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for all stock options that had exercise prices lower than the fair value of the Company’s common stock.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2017, December 30, 2018 and December 29, 2019 was $53, $6 and $2,046, respectively.

The weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2017, December 30, 2018 and December 29, 2019 was $1.38, $1.11 and $2.57, respectively.

Stock-Based Compensation: For the years ended December 31, 2017, December 30, 2018 and December 29, 2019, stock-based compensation expense of $495, $600 and $1,029, respectively, was recorded within selling, general and administrative expenses in the consolidated statements of operations.

Effective December 31, 2018, the Company adopted ASU 2018-07 and no longer remeasures the fair value of equity awards granted to non-employees at each reporting period. See Note 2, “Summary of Significant

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Accounting Policies.” As of December 29, 2019, total unrecognized compensation expense related to unvested stock options was $6,892, which is expected to be recognized over a weighted-average period of 2.2 years.

16.	Income Taxes

For the year ended December 31, 2017, December 30, 2018 and December 29, 2019, the provision for income taxes consisted of the following:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Current:
Federal	$27	$—	$867
State	6	3	187
Deferred:
Federal	—	794	(88)
State	—	(74)	140

Provision for income taxes	$33	$723	$1,106

The reconciliation of the federal statutory income tax provision to the Company’s effective income tax provision is as follows:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Provision (benefit) at statutory rate at 21%	$(718)	$1,334	$929
State income taxes	4	182	258
Non-deductible costs	132	129	604
Charitable deduction	—	—	(629)
Change in deferred tax asset valuation allowance	622	(655)	23
Other	(7)	(267)	(79)

Provision for income taxes	$33	$723	$1,106

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities at December 30, 2018 and December 29, 2019 were comprised of the following:

	December 30, 2018	December 29, 2019
Deferred tax assets:
Accrued expenses	$844	$688
Inventory reserve	108	110
Net operating loss carryforwards	230	31
Charitable contributions	—	760
Other	105	378

Total deferred tax assets	1,287	1,967
Less: Valuation allowance	(115)	(138)

Net deferred tax assets	$1,172	$1,829

Deferred tax liabilities:
Prepaid expenses	$92	$361
Property and equipment	1,783	2,223

Total deferred tax liabilities	1,875	2,584

Net deferred tax liabilities	$703	$755

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. A full review of all positive and negative evidence needs to be considered, including the Company’s current and past performance, the market environments in which the Company operates, the utilization of past tax credits, the length of carry back and carry forward periods and tax planning strategies that might be implemented. Management considered the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. The net change in the total valuation allowance for the year ended December 29, 2019 was an increase of approximately $23.

The activity in the Company’s deferred tax asset valuation allowance for the year ended December 30, 2018 and December 29, 2019 was as follows:

	December 30, 2018	December 29, 2019
Valuation allowance as of beginning of year	$770	$115
Increases recorded to income tax provision	40	23
Decreases recorded as a benefit to income tax provision	(695)	—

Valuation allowance as of end of year	$115	$138

At December 29, 2019, the Company has net operating loss carryforwards state income tax purposes of $560, which begin to expire in 2021, if not utilized.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

As of December 29, 2019, the Company had unrecognized tax benefits, which represent the aggregate tax effect of the differences between tax return positions and the benefits recognized in the Company’s financial statements. At December 29, 2019 an insignificant amount of the unrecognized tax benefits, if recognized, would affect the Company’s, annual effective tax rate. The unrecognized tax benefits are long-term in nature.

The following table reflects changes in gross unrecognized tax benefits:

	December 30, 2018	December 29, 2019
Gross tax contingencies as of beginning of year	$201	$314
Increase in gross tax contingencies	113	—
Decrease in gross tax contingencies	—	(42)

Gross tax contingencies as of end of year	$314	$272

The Company files a U.S. federal income tax return, as well as income tax returns in various states. The tax years through 2019 remain open to examination by the tax jurisdictions to which the Company is subject.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

17. Net (Loss) Income Per Share and Unaudited Pro Forma Net Income Per Share

Net (Loss) Income Per Share

Basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders were calculated as follows:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Numerator:
Net (loss) income	$(2,145)	$5,629	$3,312
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)	927

Net (loss) income attributable to Vital Farms, Inc. common stockholders’ — basic and diluted	(1,920)	5,797	2,385

Denominator:
Weighted average common shares outstanding — basic	25,795,865	25,809,665	25,897,223
Weighted average effect of potentially dilutive securities:
Effect of potentially dilutive stock options	—	1,135,883	1,826,084
Effect of potentially dilutive common stock warrants	—	120,170	154,832
Effect of potentially dilutive convertible preferred stock	—	8,192,876	8,192,876

Weighted average common shares outstanding — diluted	25,795,865	35,258,594	36,071,015

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders
Basic	$(0.07)	$0.22	$0.09

Diluted	$(0.07)	$0.16	$0.07

The following potentially dilutive shares were excluded from the computation of diluted net income per share attributable to Vital Farms common Inc. stockholders for the years ended December 31, 2017, December 30, 2018 and December 29, 2019 because including them would have been antidilutive:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Stock options to purchase common stock	2,528,880	494,452	2,538,103
Common stock warrants to purchase common stock	196,800	—	—
Redeemable convertible preferred stock as converted to common stock	8,192,876	—	—

Total	10,918,556	494,452	2,538,103

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Unaudited Pro Forma Net Income Per Share

The Company’s unaudited pro forma basic and diluted net income per share attributable to Vital Farms, Inc. common stockholders’ for the year ended December 29, 2019 has been prepared to give effect to the automatic conversion of the Preferred Stock into shares of common stock as if the qualified IPO had occurred on December 31, 2018:

Year Ended December 29, 2019
Numerator:
Net income attributable to Vital Farms, Inc. common stockholders - basic and diluted	$2,385

Unaudited pro forma net income attributable to Vital Farms, Inc. common stockholders— basic and diluted	2,385

Denominator:
Weighted average common shares outstanding— basic	25,897,223
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock as converted to common stock	8,192,876

Unaudited pro forma weighted average common shares outstanding — basic	34,090,099
Add: Weighted-average effect of potentially dilutive securities:
Effect of potentially dilutive stock options	1,826,084
Effect of potentially dilutive common stock warrants	154,832

Unaudited pro forma weighted average common shares outstanding — diluted	36,071,015

Unaudited pro forma net income per share attributable to Vital Farms, Inc. common stockholders
Basic	$0.07

Diluted	$0.07

18. Commitments and Contingencies

In August 2018, the Company entered into a lease agreement for new office space in Austin, Texas for 7,120 rentable square feet. The lease expires in April 2026. The Company has the option to extend the lease agreement for successive periods of up to five years. Monthly lease payments, inclusive of base rent charges is $17 and subject to periodic rent increases through April 2026.

In January 2019 and July 2019, the Company entered into a first amendment and a second amendment (the “2019 First Amendment” and “2019 Second Amendment,” respectively) to modify the terms of its lease agreement for the new office space in Austin, Texas. The 2019 First Amendment provided for additional parking space and the 2019 Second Amendment provided for the expansion of existing premises to 9,082 total rentable

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

square feet. The monthly lease payments, which include base rent charges of $19, are subject to periodic rent increases through April 2026.

In January 2018, the Company entered into a lease agreement for a warehouse space in Webb City, Missouri for 3,000 rentable pallet spaces. The Company has the option to exceed the 3,000 pallet spaces through December 31, 2020, the lease expiration date. Monthly lease payments include base rent charges of $33.

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid. Rent expense, including associated common area maintenance charges, totaled approximately $160, $359 and $358 for the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

As of December 29, 2019, future minimum lease payments under noncancelable operating leases are as follows:

2020	$1,012
2021	302
2022	311
2023	320
2024	329
Thereafter	451

Total	$2,725

Supplier Contracts: The Company purchases its egg inventories under long-term supply contracts with farms. Purchase commitments contained in these arrangements are variable dependent upon the quantity of eggs produced by the farms. Accordingly, there are no estimable future purchase commitments associated with these supplier contracts. In addition, substantially all of the Company’s long-term supply contracts with farms contain components that meet the definition of embedded leases within the scope of Topic 840, Leases. These arrangements convey to the Company the right to control implicitly identified property, plant and equipment as it takes substantially all of the utility generated by these assets over the term of the arrangements at a variable price. As total purchase commitments contained in these arrangements are variable, the amounts attributable to the lease components are contingent rentals; there are no minimum lease payments associated with these long-term supply contracts. As the classification and timing of recognition of costs attributable to the eggs and embedded cost of the lease rentals are identical, the Company does not allocate the total purchase cost of eggs between the cost of the eggs and the embedded cost of the lease rentals or distinguish between them in its accounting records. The Company records the total purchase costs of eggs, which includes costs associated with the eggs and the corresponding costs of embedded lease rentals from the same arrangement, into inventory in the consolidated balance sheets. These costs are expensed to cost of goods sold in the consolidated statements of operations when the associated eggs are sold to customers. For the years ending December 31, 2017, December 30, 2018 and December 29, 2019, the Company recognized total costs associated with its long-term supply contracts with farms of $31,194, $41,728 and $54,380, respectively, to cost of goods sold in the consolidated statements of operations.

Indemnification Agreements: In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. As of December 29, 2018, the Company has not incurred any material costs as a result of such indemnifications.

Litigation: The Company is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to its business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. When the Company becomes aware of a claim or potential claim, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, the Company records a liability for the loss. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs to the point in the legal matter where the Company believes a conclusion to the matter will be reached. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the Company discloses the claim if the likelihood of a potential loss is reasonably possible.

In 2018, the Company settled a lawsuit, in which the Company was the plaintiff. The Company recorded a gain of $1,000 relating to this settlement and incurred approximately $271 in related settlement costs which are included in selling, general and administrative expenses in the consolidated statements of operations.

In January 2019, Ovabrite settled claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff. Ovabrite recorded a gain of $1,200 relating to this settlement which is included in other income in the consolidated statements of operations.

19. Related Party Transactions

Guarantor Warrants: The Company’s executive chairman and former Chief Executive Officer (the “Guarantor”) guaranteed the Company’s obligations under a line of credit agreement that was entered into in 2015 and that matured and was repaid in full in 2017. The Company issued a warrant to purchase 196,800 shares of the Company’s common stock at an exercise price of $1.43 to the Guarantor in exchange for his guaranty. See Note 13, “Common Stock and Common Stock Warrants.” As of December 29, 2019, the warrant has not yet been exercised. The warrant expires upon the earlier of June 12, 2020 or the completion of the IPO.

Ovabrite, Inc.: Ovabrite is a related party because its founders are stockholders of the Company, with the majority stockholder in Ovabrite also serving as the Company’s executive chairman and member of the Company’s board of directors. Since Ovabrite’s incorporation in November 2016, the Company is deemed to have had a variable interest in Ovabrite, and Ovabrite is deemed to have been a VIE, of which the Company is the primary beneficiary. Accordingly, the Company has consolidated the results of Ovabrite since November 2016. All transactions between the Company and Ovabrite have been eliminated in consolidation.

Notes Receivable from Related Party: In February 2019, the Company issued promissory notes in the aggregate amount of $4,000 to its founder and to a former member of the board of directors who is currently a board observer, who are also stockholders of the Company. The promissory notes bear monthly interest at LIBOR plus 2.0% and mature on the earlier of August 7, 2022 or the date of closing of a liquidity transaction which is defined as a merger, consolidation or sale of the Company’s assets or such time as the notes would be prohibited by the Sarbanes-Oxley Act (“Promissory Note Maturity Date”). All unpaid principal and accrued and unpaid interest are due on the Promissory Note Maturity Date. The borrower may prepay all or any portion of the promissory notes at any time without premium or penalty.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

During the year ended December 29, 2019, the Company received principal payments in connection with the promissory notes of $3,200. As of December 29, 2019, the Company recorded $31 of interest receivable in the consolidated balance sheets and $146 of interest income in the consolidated statements of operations in connection with the promissory notes.

Manna Tree Partners: In March and April 2019, the Company issued and sold an aggregate of 2,815,012 shares of common stock at a purchase price of $5.3286 per share, for an aggregate purchase price of $15,000, to entities associated with Manna Tree Partners. The co-founder and chief operating officer of Manna Tree Partners is a member of the Company’s board of directors.

2019 Stock Buyback: In April and May 2019, the Company entered into a series of agreements with existing investors pursuant to which, the Company, with the proceeds from the issuance of common stock to Manna Tree Partners, repurchased an aggregate of 2,852,770 shares of its common stock at a net purchase price of $5.0087 per share for net proceeds of $14,289. The existing investors included executives and members of the Company’s board of directors.

Sandpebble Builders Preconstruction, Inc. The Company utilizes Sandpebble Builders Preconstruction, Inc. (Sandpebble) for project management and related services associated with the construction and expansion of Egg Central Station. The owner and principal of Sandpebble is the father of an executive of the Company. During 2017, 2018 and 2019, the Company paid Sandpebble approximately $1,200, $211 and $556, respectively.

20. 401(K) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company’s board of directors. During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company made contributions totaling $47, $245 and $246, respectively, to the plan.

21. Subsequent Events

Management has evaluated all subsequent events through March 26, 2020, the date these consolidated financial statements were available for issuance, and only with respect to the forward stock split described below, through July 22, 2020.

On February 24, 2020, the Company entered into the Fourth Amendment to the Credit facility (“Fourth Amendment Loan”) which amended or waived certain terms or conditions under the Credit Facility and increased the maximum loan amount to $17,700. In addition, the Fourth Amendment Loan increased the maximum borrowings under the equipment loan to $3,000 and extended the borrowing period for the equipment loan from October 4, 2019 through October 4, 2021.

In July 2020, the board of directors and the stockholders of the Company approved a 2.46-for-1 forward stock split of the Company’s outstanding common stock and Preferred Stock, which was effected on July 22, 2020. Stockholders entitled to fractional shares as a result of the forward stock split will receive a cash payment in lieu of receiving fractional shares. All common stock, Preferred Stock, and per share information has been retroactively adjusted to give effect to this forward stock split for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately increased and the respective per share value and exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. There were no changes in the par values of the Company’s common stock and Preferred Stock as a result of the forward stock split.

5,000,000 Shares

Common Stock

Goldman Sachs & Co. LLC	Morgan Stanley	Credit Suisse	Jefferies

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$21,925
FINRA filing fee	29,584
Printing and engraving expenses	150,000
Legal and other advisory fees and expenses	350,000
Accounting fees and expenses	83,000
Miscellaneous	15,491

Total	$650,000

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended or the Securities Act. Our amended and restated certificate of incorporation permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Vital Farms, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Vital Farms, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Vital Farms, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

Recent Sales of Unregistered Equity Securities

The following sets forth information regarding all unregistered securities sold since January 1, 2017 (share and per share amounts reflect 2.46-for-1 stock split of our common stock effected on July 22, 2020):

•

Until July 31, 2020 (the date of the filing of our registration statement on Form S-8, File No. 333-240258), we granted stock options to purchase an aggregate of 3,149,858 shares of common stock to a total of 51 employees, consultants and directors, having exercise prices ranging from $3.4146 to $16.2155 per share. 247,333 options have been exercised at a weighted-average exercise price of $1.8784 per share.

•

In April 2017, we issued and sold an aggregate of 3,000,392 shares of our Series D convertible preferred stock to two accredited investors at a price per share of $3.7013 for an aggregate purchase price of $11.1 million.

•

In March and April 2019, we issued and sold an aggregate of 2,815,012 shares of our common stock to one accredited investor at a purchase price of $5.3286 per share, for an aggregate purchase price of $15.0 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Regulation D or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-39411), filed with the Commission on August 4, 2020).

3.2	Amended and Restated Bylaws, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-39411), filed with the Commission on August 4, 2020).

4.1	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-239772), filed with the Commission on July 24, 2020).

5.1	Opinion of Cooley LLP.

10.1	Ninth Amended and Restated Stockholders Agreement, by and among the Company and certain of its stockholders, dated July 6, 2020 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.2+	2013 Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.3+	Forms of Grant Notice, Stock Option Agreement and Stock Purchase Agreement under the 2013 Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.4+	2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Registration Statement on Form S-8 (File No. 333-240258), filed with the Commission on July 31, 2020).

10.5+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.6+	Forms of Employee Restricted Stock Unit Grant Notice and Award Agreement under the 2020 Equity Incentive (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.7+	Forms of Non-Employee Director Restricted Stock Unit Grant Notice and Award Agreement under the 2020 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.8+	2020 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Registration Statement on Form S-8 (File No. 333-240258), filed with the Commission on July 31, 2020).

10.9+	Form of Indemnity Agreement, by and between the Registrant and each director and executive officer (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.10+	Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q (File No. 333-39411), filed with the Commission on September 10, 2020).

10.11+	Amended and Restated Employment Agreement between the Registrant and Russell Diez-Canseco, dated as of July 9, 2020 (incorporated herein by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.12+	Amended and Restated Offer Letter between the Registrant and Jason Dale, dated as of July 9, 2020 (incorporated herein by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.13+	Amended and Restated Offer Letter between the Registrant and Scott Marcus, dated as of July 7, 2020 (incorporated herein by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.14+	Offer Letter between the Registrant and Daniel Jones, dated as of January 28, 2020 (incorporated herein by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.15	Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated October 4, 2017 (incorporated herein by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.16	First Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated April 13, 2018 (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.17	Second Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated April 28, 2018 (incorporated herein by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.18	Third Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated February 7, 2019 (incorporated herein by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.19	Fourth Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated February 24, 2020 (incorporated herein by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.20	Fifth Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated May 11, 2020 (incorporated herein by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.21	Amended and Restated Revolving Credit Note executed and delivered by the Registrant and the Borrowers party thereto, dated May 11, 2020 (incorporated herein by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.22	Sixth Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated June 18, 2020 (incorporated herein by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.23	Amended and Restated Term Loan Note executed and delivered by the Registrant and the Borrowers party thereto, dated June 18, 2020 (incorporated herein by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

10.24	Seventh Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated July 8, 2020 (incorporated herein by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

16.1	Letter from RSM US LLP to the Securities and Exchange Commission, dated November 10, 2020.

21.1	List of Subsidiaries of Registrant (incorporated herein by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-239772), filed with the Commission on July 9, 2020).

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this registration statement).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

+	Indicates a management contract or compensatory plan.
*	To be filed by amendment.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on November 10, 2020.

VITAL FARMS, INC.

By:	/s/ Russell Diez-Canseco
Name:	Russell Diez-Canseco
Title:	President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell Diez-Canseco and Jason Dale, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Russell Diez-Canseco Russell Diez-Canseco	President, Chief Executive Officer and Director (Principal Executive Officer)	November 10, 2020

/s/ Jason Dale Jason Dale	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	November 10, 2020

/s/ Matthew O’Hayer Matthew O’Hayer	Executive Chairman and Director	November 10, 2020

/s/ Brent Drever Brent Drever	Director	November 10, 2020

/s/ Glenda Flanagan Glenda Flanagan	Director	November 10, 2020

/s/ Kelly Kennedy Kelly Kennedy	Director	November 10, 2020

/s/ Karl Khoury Karl Khoury	Director	November 10, 2020

/s/ Denny Marie Post Denny Marie Post	Director	November 10, 2020

/s/ Gisel Ruiz Gisel Ruiz	Director	November 10, 2020